File No. 33-64883
                                                            CIK #896926

                   Securities And Exchange Commission
                      Washington, D.C.  20549-1004

                             Amendment No. 1
                                   to
                                Form S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

A. Exact Name of Trust:         Insured Municipals Income Trust and Investors'
                                Quality Tax-Exempt Trust, Multi-Series 266

B. Name of Depositor:           Van Kampen American Capital Distributors, Inc.

C. Complete address of Depositor's principal executive offices:

                                One Parkview Plaza
                                Oakbrook Terrace, Illinois  60181

D. Name and complete address of agents for service:

   Chapman and Cutler           Van Kampen American Capital Distributors, Inc.
   Attention:  Mark J. Kneedy   Attention:  Don G. Powell, Chairman
   111 W. Monroe Street         One Parkview Plaza
   Chicago, Illinois  60603     Oakbrook Terrace, Illinois  60181


E. Title and amount of securities being registered:  28,199* Units

F. Proposed maximum offering price to the public of the securities being registered: ($1020 per Unit**): $28,762,980

G. Amount of filing fee, computed at one twenty-ninth of 1 percent of proposed maximum aggregate offering price to the public: $9,918.27 ($351.72 previously paid)

H. Approximate date of proposed sale to the public:

as soon as practicable after the Effective Date of the Registration Statement
 / X /: Check box if it is proposed that this filing will become effective on January 31, 1996 pursuant to Rule 487.



  18,799  Units registered for primary distribution.
   9,400 Units registered for resale by Depositor of Units previously sold in primary distribution.
 **  Estimated solely for the purpose of calculating the registration fee.


                   Insured Municipals Income Trust and
                   Investors' Quality Tax-Exempt Trust
                            Multi-Series 266

                          Cross Reference Sheet


                 Pursuant to Rule 404(c) of Regulation C
                    under the Securities Act of 1933

               (Form N-8B-2 Items Required by Instruction
                     1 as to Prospectus on Form S-6)

         Form N-8B-2                               Form S-6
         Item Number                        Heading in Prospectus


                I.  Organization and General Information

1. (a)  Name of trust              )
   (b)  Title of securities issued )  Prospectus Front Cover Page

2. Name and address of Depositor   )  Introduction
                                   )  Summary of Essential Financial
                                   )  Information
                                   )  Trust Administration

3. Name and address of Trustee     )  Introduction
                                   )  Summary of Essential Financial
                                   )  Information
                                   )  Trust Administration

4. Name and address of principal   )  Underwriting
     underwriter                   )

5. Organization of trust           )  Introduction

6. Execution and termination of    )  Introduction
     Trust Indenture and Agreement )  Trust Administration

7. Changes of Name                 )  *

8. Fiscal year                     )  *

9. Material Litigation             )  *


    II.  General Description of the Trust and Securities of the Trust

10. General information regarding  )  Introduction
      trust's securities and rights)  Unitholder Explanations
      of security holders          )  Trust Information
                                   )  Trust Administration

11. Type of securities comprising  )  Introduction
      units                        )  Trust Information
                                   )  Trust Portfolios

12. Certain information regarding  )  *
      periodic payment certificates)

13. (a)  Load, fees, charges and   )  Introduction
      expenses                     )  Summary of Essential Financial
                                   )  Information
                                   )  Unitholder Explanations
                                   )  Trust Information
                                   )  Trust Administration

    (b)  Certain information regard- ) *
           ing periodic payment plan )
           certificates            )

    (c)  Certain percentages       )  Introduction
                                   )  Summary of Essential Financial
                                   )  Information
                                   )  Unitholder Explanations

    (d)  Certain other fees,       )  Unitholder Explanations
           expenses or charges     )  Trust Administration
           payable by holders      )

    (e)  Certain profits to be     )  Unitholder Explanations
           received by depositor,  )  Underwriting
           principal underwriter,  )  Notes to Portfolios
           trustee or affiliated   )
           persons                 )

    (f)  Ratio of annual charges   )  *
           to income               )

14. Issuance of trust's securities )  Unitholder Explanations

15. Receipt and handling of payments ) *
      from purchasers              )

16. Acquisition and disposition of )  Introduction
      underlying securities        )  Unitholder Explanations
                                   )  Trust Administration

17. Withdrawal or redemption       )  Unitholder Explanations
                                   )  Trust Administration

18. (a)  Receipt and disposition   )  Introduction
      of income                    )  Unitholder Explanations

    (b)  Reinvestment of distribu- )  *
           tions                   )

    (c)  Reserves or special funds )  Unitholder Explanations
                                   )  Trust Administration

    (d)  Schedule of distributions )  *

19. Records, accounts and reports  )  Unitholder Explanations
                                   )  Trust Administration

20. Certain miscellaneous provisions) Trust Administration
      of Trust Agreement           )

21. Loans to security holders      )  *

22. Limitations on liability       )  Trust Portfolios
                                   )  Trust Administration

23. Bonding arrangements           )  *

24. Other material provisions of   )  *
      trust indenture or agreement )


    III.  Organization, Personnel and Affiliated Persons of Depositor

25. Organization of Depositor      )  Trust Administration

26. Fees received by Depositor     )  Trust Administration

27. Business of Depositor          )  Trust Administration

28. Certain information as to      )
      officials and affiliated     )  *
      persons of Depositor         )

29. Companies owning securities of )  *
      Depositor                    )

30. Controlling persons of Depositor) *

31. Compensation of Directors      )  *

32. Compensation of Directors      )  *

33. Compensation of Employees      )  *

34. Compensation to other persons  )  Unitholder Explanations


             IV.  Distribution and Redemption of Securities

35. Distribution of trust's        )  Introduction
      securities by states         )  Settlement of Bonds in the Trusts

36. Suspension of sales of trust's )  *
      securities                   )

37. Revocation of authority to     )  *
      distribute                   )

38. (a)  Method of distribution    )

    (b)  Underwriting agreements   )  Unitholder Explanations

    (c)  Selling agreements        )

39. (a)  Organization of principal )
           underwriter             )
                                   )  Trust Administration
    (b)  N.A.S.D. membership by    )
           principal underwriter   )

40. Certain fees received by       )  *
      principal underwriter        )

41. (a)  Business of principal     )  Trust Administration
      underwriter                  )

    (b)  Branch offices of principal) *
      underwriter                  )

    (c)  Salesmen of principal     )  *
      underwriter                  )

42. Ownership of securities of the )  *
      trust                        )

43. Certain brokerage commissions  )
      received by principal        )  *
      underwriter                  )

44. (a)  Method of valuation       )  Introduction
                                   )  Summary of Essential Financial
                                   )  Information
                                   )  Unitholder Explanations
                                   )  Trust Administration

    (b)  Schedule as to offering   )  *
           price                   )

    (c)  Variation in offering price) Unitholder Explanations
           to certain persons      )

45. Suspension of redemption right )  *

46. (a)  Redemption valuation      )  Unitholder Explanations
                                   )  Trust Administration

    (b)  Schedule as to redemption )  *
      price                        )

47. Purchase and sale of interests )  Unitholder Explanations
      in underlying securities     )  Trust Administration


           V.  Information Concerning the Trustee or Custodian

48. Organization and regulation of )  Trust Administration
      trustee                      )

49. Fees and expenses of trustee   )  Summary of Essential Financial
                                   )  Information
                                   )  Trust Administration

50. Trustee's lien                 )  Trust Administration


     VI.  Information Concerning Insurance of Holders of Securities

51. Insurance of holders of trust's)
      securities                   )  *


                       VII.  Policy of Registrant

52. (a)  Provisions of trust agree- )
           ment with respect to    )
           replacement or elimi-   )  Trust Administration
           nation of portfolio     )
           securities              )

    (b)  Transactions involving    )
           elimination of underlying) *
           securities              )

    (c)  Policy regarding substitu-)  Trust Administration
           tion or elimination of  )
           underlying securities   )

    (d)  Fundamental policy not    )  *
           otherwise covered       )

53. Tax Status of trust            )  Trust Information
                                   )  Other Matters


              VIII.  Financial and Statistical Information

54. Trust's securities during      )  *
      last ten years               )

55.                                )
                                   )

56. Certain information regarding  )  *
                                   )

57. Periodic payment certificates  )

58.                                )

59. Financial statements (Instruc- )  Other Matters
      tions 1(c) to Form S-6)      )


__________________________________
* Inapplicable, omitted, answer negative or not required


Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any State.


Preliminary Prospectus Dated January 31, 1996
Subject To Completion



January 31, 1996


Van Kampen American Capital

Insured Municipals Income Trust
and Investors' Quality Tax-Exempt Trust, Multi-Series 266


IM-IT 365
Missouri IM-IT 94
Pennsylvania IM-IT 213
North Carolina Quality 85


In the opinion of counsel, interest to the Fund and to Unitholders, with certain exceptions, is excludable under existing law from gross income for Federal income taxes. In addition, the interest income of each State Trust is, in the opinion of counsel, exempt to the extent indicated from state and local taxes, when held by residents of the state where the issuers of Bonds in such Trust are located. Capital gains, if any, are subject to Federal tax.


The Fund. The objectives of the Fund are Federal and, in the case of a State Trust, state tax-exempt income and conservation of capital through an investment in a diversified portfolio of tax-exempt bonds. The Fund consists of four underlying separate unit investment trusts designated as Insured Municipals Income Trust, Series 365 (the "IM-IT" ), Missouri Insured Municipals Income Trust, Series 94 (the "Missouri IM-IT Trust" ),
Pennsylvania Insured Municipals Income Trust, Series 213 (the "
Pennsylvania IM-IT Trust" ) and North Carolina Investors' Quality
Tax-Exempt Trust, Series 85 (the "North Carolina Quality Trust" ). The various trusts are collectively referred to herein as the "Trusts" .
The Missouri IM-IT, Pennsylvania IM-IT and North Carolina Quality Trusts are sometimes collectively referred to herein as the "State Trusts" , while the IM-IT, Missouri IM-IT and Pennsylvania IM-IT Trusts are sometimes collectively referred to herein as the "Insured Trusts" and the North
Carolina Quality Trust is sometimes referred to herein as the "Quality
Trust" . Each Trust initially consists of delivery statements relating to contracts to purchase securities and, thereafter, will consist of such securities as may continue to be held (the "Bonds" or "
Securities" ). Such Securities are interest-bearing obligations issued by or on behalf of municipalities and other governmental authorities, the interest on which is, in the opinion of recognized bond counsel to the issuing governmental authority, exempt from all Federal income taxes under the existing law. In addition, the interest income of each State Trust is, in the opinion of counsel, exempt to the extent indicated from state and local taxes, when held by residents of the state where the issuers of Bonds in such Trust are located.



"AAA" Rating for the Insured Trusts Only. Insurance guaranteeing the payments of principal and interest, when due, on the Securities in the portfolio of each Insured Trust has been obtained from a municipal bond insurance company either by such Trust or by the issuer of the Bonds involved, by a prior owner of the Bonds or by the Sponsor prior to the deposit of such Bonds in an Insured Trust. See "Unitholder Explanations--Insurance on the Bonds in the Insured Trusts" on page 21. Insurance obtained by an Insured Trust applies only while Bonds are retained in such Trust while insurance obtained on Preinsured Bonds is effective so long as such Bonds are outstanding. The Trustee, upon the sale of a Bond insured under an insurance policy obtained by an Insured Trust, has a right to obtain from the insurer involved permanent insurance for such Bond upon the payment of a single predetermined insurance premium and any expenses related thereto from the proceeds of the sale of such Bond. Insurance relates only to the Bonds in a Trust and not to the Units offered hereby or to the market value thereof. As a result of such insurance, the Units of each Insured Trust have received a rating of "AAA" by Standard & Poor's, A Division of the McGraw-Hill
Companies. Standard & Poor's has indicated that this rating is not a recommendation to buy, hold or sell Units nor does it take into account the extent to which expenses of each Insured Trust or sales by each Insured Trust of Bonds for less than the purchase price paid by such Trust will reduce payments to Unitholders of the interest and principal required to be paid on such Bonds. See "Unitholder Explanations--Insurance on the Bonds in the Insured Trusts" . No representation is made as to any insurer's ability to meet its commitments.



Public Offering Price. The Public Offering Price of the Units of each Trust during the initial offering period is equal to the aggregate offering price of the Securities in such Trust's portfolio and cash, if any, in the Principal Account held or owned by such Trust Fund plus the applicable sales charge plus accrued interest, if any. After the initial public offering period, the secondary market Public Offering Price of each Trust will be equal to the aggregate bid price of the Securities in such Trust and cash, if any, in the Principal Account held or owned by such Trust Fund plus the applicable sales charge plus accrued interest, if any. Sales charges for the Trusts in the initial market, expressed both as a percentage of the Public Offering Price and as a percentage of the aggregate offering price of the Securities, are set forth in footnote (2) under "Summary of Essential Financial
Information" . For sales charges in the secondary market, see "
Unitholder Explanations--Public Offering" . If the Securities in each Trust were available for direct purchase by investors, the purchase price of the Securities would not include the sales charge included in the Public Offering Price of the Units. During the initial offering period, the sales charge is reduced on a graduated scale for sales involving at least 100 Units. If Units were available for purchase at the close of business on the day before the Date of Deposit (except for the IM-IT and the Pennsylvania IM-IT Trusts as of 8:00 A.M. Central Time on the Date of Deposit), the Public Offering Price per Unit would have been that amount set forth in the "Summary of Essential Financial Information" for each Trust. The minimum purchase requirement is one Unit except for certain transactions described under "Trust Administration--Unit Distribution" . See "Unitholder
Explanations--Public Offering" .


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


Estimated Current Return and Estimated Long-Term Return. The annual Estimated Current Returns and Estimated Long-Term Returns to Unitholders as of the close of business on the day before the Date of Deposit (except for the IM-IT and the Pennsylvania IM-IT Trusts as of 8:00 A.M. Central Time on the Date of Deposit), under the monthly and semi-annual distribution plans were as set forth under "Per Unit Information" for each Trust. The methods of calculating Estimated Current Return and Estimated Long-Term Return are set forth in the footnotes to the "Per Unit Information" for each Trust.


Objectives of The Fund. The objectives of the Fund are income exempt from Federal income tax and, in the case of a State Trust, Federal and state income tax (if any) and conservation of capital through an investment in diversified portfolios of Federal and state tax-exempt obligations. There is, of course, no guarantee that the Fund will achieve its objectives. The Fund may be an appropriate investment vehicle for investors who desire to participate in a portfolio of tax-exempt fixed income securities with greater diversification than they might be able to acquire individually. In addition, securities of the type deposited in the Fund are often not available in small amounts. Units of the Trust are not deposits or obligations of, or guaranteed or endorsed by, any bank and are not federally insured or otherwise protected by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other agency and involve investment risk, including the possible loss of principal.

Distribution Options. Purchasers of Units who desire to receive distributions on a monthly or semi-annual basis may elect to do so at the time of settlement during the initial public offering period. See "Unitholder Explanations--Settlement of Bonds in the Trusts--Change of Distribution Option" . The plan of distribution selected by such purchasers will remain in effect until changed. Those indicating no choice will be deemed to have chosen the monthly distribution plan. Record dates for monthly distributions will be the tenth day of each month and record dates for semi-annual distributions will be the tenth day of the months indicated under "Per
Unit Information" for the applicable Trust. Distributions will be made on the twenty-fifth day of the month subsequent to the respective record dates.

Market for Units. Although not obligated to do so, the Sponsor, Van Kampen American Capital Distributors, Inc., intends to, and certain of the other Underwriters may, maintain a secondary market for the Units at prices based upon the aggregate bid prices of the Securities in the respective Trusts plus interest accrued to the date of settlement; however, during the initial offering period such prices will be based upon the aggregate offering prices of the Securities plus interest accrued to the date of settlement. If such a market is not maintained and no other over-the-counter market is available, a Unitholder will be able to dispose of his Units only through redemption at prices based upon the bid prices of the underlying Securities plus interest accrued to the date of settlement (see "Unitholder Explanations--Public Offering--Redemption of Units" and "Unitholder Explanations--Public Offering--Market for Units" ).


Reinvestment Option. Unitholders of any Van Kampen American Capital-sponsored unit investment trust may utilize their redemption or termination proceeds to purchase Units of any other Van Kampen American Capital trust in the initial offering period accepting rollover investments subject to a reduced sales charge to the extent stated in the related prospectus (which may be deferred in certain cases).


Unitholders have the opportunity to have their distributions reinvested into an open-end, management investment company as described herein. See " Unitholder Explanations--Public Offering--Reinvestment Option" .

Risk Factors. An investment in the Trusts should be made with an understanding of the risks associated therewith, including, among other factors, the inability of the issuer or an insurer to pay the principal of or interest on a bond when due, volatile interest rates, early call provisions, and changes to the tax status of the Bonds. See "Unitholder Explanations--Settlement of Bonds in the Trusts--Risk Factors" .


                      INSURED MUNICIPALS INCOME TRUST
                  AND INVESTORS' QUALITY TAX-EXEMPT TRUST,
                           Multi-Series 266
              Summary of Essential Financial Information
 At the Close of Business on the day before the Date of Deposit:  January 30, 1996
(except for the IM-IT and the Pennsylvania IM-IT Trusts as of 8:00 A.M. Central Time
                on the Date of Deposit: January 31, 1996)
           Sponsor:  Van Kampen American Capital Distributors, Inc.
         Evaluator:  American Portfolio Evaluation Services
                     (A division of a subsidiary of the Sponsor)
           Trustee:  The Bank of New York
                                                                                                                      North
                                                                                          Missouri      Pennsylvania  Carolina
GENERAL INFORMATION                                                         IM-IT         IM-IT Trust   IM-IT Trust   Quality Trust
Principal Amount (Par Value) of Securities in Trust <F1>................... $   8,910,000 $   3,530,000 $   2,985,000 $   3,025,000
Number of Units............................................................         9,080         3,579         3,042         3,098
Fractional Undivided Interest in the Trust per Unit .......................       1/9,080       1/3,579       1/3,042       1/3,098
Principal Amount (Par Value) of Securities per Unit <F2>................... $      981.28 $      986.31 $      981.26 $      976.44
Public Offering Price: ....................................................
 Aggregate Offering Price of Securities in Portfolio....................... $   8,635,118 $   3,403,643 $   2,892,956 $   2,946,209
 Aggregate Offering Price of Securities per Unit........................... $      951.00 $      951.00 $      951.00 $      951.00
 Sales Charge <F3>......................................................... $       49.00 $       49.00 $       49.00 $       49.00
 Public Offering Price per Unit <F4>....................................... $    1,000.00 $    1,000.00 $    1,000.00 $    1,000.00
Redemption Price per Unit <F4>............................................. $      943.77 $      943.76 $      943.77 $      943.68
Secondary Market Repurchase Price per Unit <F4>............................ $      951.00 $      951.00 $      951.00 $      951.00
Excess of Public Offering Price per Unit Over Redemption Price per Unit.... $       56.23 $       56.24 $       56.23 $       56.32
Excess of Sponsor's Initial Repurchase Price per Unit Over Redemption
Price per Unit............................................................. $        7.23 $        7.24 $        7.23 $        7.32
Minimum Value of the Trust under which Trust Agreement may be terminated... $   1,782,000 $     706,000 $     597,000 $     605,000


Minimum Principal Distribution...........$1.00 per Unit
First Settlement Date....................February 5, 1996
Evaluator's Annual Supervisory Fee.......Maximum of $0.25 per Unit
Evaluator's Annual Evaluation Fee <F5>...$0.30 per $1,000 principal amount of Bonds

Evaluations for purpose of sale, purchase or redemption of Units are made as of 4:00 P.M. Eastern time on days of trading on the New York Stock Exchange next following receipt of an order for a sale or purchase of Units or receipt by The Bank of New York of Units tendered for redemption.

<F1>Because certain of the Securities in certain Trusts may from time to time under certain circumstances be sold or redeemed or will be called or mature in accordance with their terms (including the call or sale of zero coupon bonds at prices less than par value), there is no guarantee that the value of each Unit at the respective Trusts' termination will be equal to the Principal Amount (Par Value) of Securities per Unit stated above.

<F2>Many unit investment trusts comprised of municipal securities issue a number of units such that each unit represents approximately $1,000 principal amount of underlying securities. The Sponsor, on the other hand, in determining the number of Units for each Trust, other than IM-IT Limited Maturity, IM-IT Intermediate and IM-IT Short Intermediate Trusts, has elected not to follow this format but rather to provide that number of Units which will establish as close as possible as of the Date of Deposit a Public Offering Price per Unit of $1,000. For IM-IT Limited Maturity, IM-IT Intermediate and IM-IT Short Intermediate Trusts, on the other hand, each unit represents $1,000 principal amount of underlying securities in such Trust on the Date of Deposit.


<F3>Sales charges for the Trusts, expressed as a percentage of the Public Offering
Price per Unit and in parenthesis as a percentage of the aggregate offering price of the Securities, are as follows: an IM-IT or a State Trust - 4.9% (5.152%); an IM-IT Limited Maturity Trust - 4.3% (4.493%); an IM-IT
Intermediate Trust - 3.9% (4.058%); or an IM-IT Short Intermediate Trust -
2.0% (2.041%).


<F4>Anyone ordering Units for settlement after the First Settlement Date will pay accrued interest from such date to the date of settlement (normally three business days after order) less distributions from the Interest Account subsequent to the First Settlement Date. For purchases settling on the First Settlement Date, no accrued interest will be added to the Public Offering
Price. After the initial offering period, the Sponsor's Repurchase Price per Unit will be determined as described under the caption "Public
Offering--Market for Units."

<F5>Such fee is based on the outstanding principal amount of Securities in each
Trust on the Date of Deposit for the first year and as of the close of business on January 1 for each year thereafter.

SETTLEMENT OF BONDS IN THE TRUSTS


The Fund. Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 266 (the "Fund" ), was created under the laws of the State of New York pursuant to a Trust Indenture and Agreement (the "
Trust Agreement" ), dated the Date of Deposit, among Van Kampen American Capital Distributors, Inc., as Sponsor, American Portfolio Evaluation Services, a division of Van Kampen American Capital Investment Advisory Corp., as Evaluator, and The Bank of New York, as Trustee.



The Fund consists of four separate portfolios of delivery statements relating to contracts to purchase interest-bearing obligations issued by or on behalf of states and territories of the United States, and political subdivisions and authorities thereof, the interest on which is, in the opinion of recognized bond counsel to the issuing authorities, excludable from gross income for Federal income tax under existing law. All issuers of Securities in a State Trust are located in the State for which such Trust is named or in United States territories or possessions and their public authorities; consequently, in the opinion of recognized bond counsel to such State issuers, the related interest earned on such Securities is exempt to the extent indicated from state and local taxes of such State. With the exception of the New York and Pennsylvania Trusts, Units of such Trusts may be purchased only by residents of the State for which such Trust is named. Units of a New York Trust may be purchased by residents of New York, Connecticut, Florida and Massachusetts. Units of a Pennsylvania Trust may be purchased by residents of Pennsylvania, Connecticut, Florida, Maryland, New York, Ohio and West Virginia. Offerees in the States of Illinois, Indiana, Virginia and Washington may purchase Units of the IM-IT Trust only. On the Date of Deposit, the Sponsor deposited with the Trustee the aggregate principal amount of Securities in each Trust as indicated under "General Information--Principal Amount (Par Value) of Securities in Trust" in the "Summary of Essential Financial
Information" . Such Securities consist of delivery statements relating to contracts for the purchase of certain interest-bearing obligations and cash, cash equivalents and/or irrevocable letters of credit issued by a financial institution in the amount required for such purchases. Thereafter, the Trustee, in exchange for the Securities so deposited, delivered to the Sponsor the certificates evidencing the ownership of the number of Units in each Trust as indicated under "Summary of Essential Financial Information."
Unless otherwise terminated as provided herein, the Trust Agreement for any IM-IT or State Trust will terminate at the end of the calendar year prior to the fiftieth anniversary of its execution, and the Trust Agreement for any IM-IT Limited Maturity Trust, IM-IT Intermediate Trust or IM-IT Short Intermediate Trust will terminate at the end of the calendar year prior to the twentieth anniversary of its execution.



The portfolio of any IM-IT or State Trust consists of Bonds maturing approximately 15 to 40 years from the Date of Deposit. The approximate range of maturities from the Date of Deposit for Bonds in any IM-IT Limited Maturity Trust, IM-IT Intermediate Trust and IM-IT Short Intermediate Trust is 12 to 15 years, 5 to 15 years and 3 to 7 years, respectively. The dollar-weighted average maturity of the Bonds in any IM-IT Intermediate Trust and IM-IT Short Intermediate Trust is less than or equal to 10 years and 5 years, respectively.


The portfolios of the Trusts may consist of bonds that were acquired at a market discount from par value at maturity. The coupon interest rates on the discount bonds at the time they were purchased and deposited in such Trust were lower than the current market interest rates for newly issued bonds of comparable rating and type. If such interest rates for newly issued comparable bonds increase, the market discount of previously issued bonds will become greater, and if such interest rates for newly issued comparable bonds decline, the market discount of previously issued bonds will be reduced, other things being equal. Investors should also note that the value of bonds purchased at a market discount will increase in value faster than bonds purchased at a market premium if interest rates decrease. Conversely, if interest rates increase, the value of bonds purchased at a market discount will decrease faster than bonds purchased at a market premium. In addition, if interest rates rise, the prepayment risk of higher yielding, premium bonds and the prepayment benefit for lower yielding, discount bonds will be reduced. A bond purchased at a market discount and held to maturity will have a larger portion of its total return in the form of taxable income and capital gain and less in the form of tax-exempt interest income than a comparable bond newly issued at current market rates. See "Other Matters--Federal Tax Status." Market discount attributable to interest changes does not indicate a lack of market confidence in the issue. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any of the Bonds.

Certain of the Bonds in certain of the Trusts may be "zero coupon" bonds. See footnote (6) in "Notes to Portfolios" . Zero coupon bonds are purchased at a deep discount because the buyer receives only the right to receive a final payment at the maturity of the bond and does not receive any periodic interest payments. The effect of owning deep discount bonds which do not make current interest payments (such as the zero coupon bonds) is that a fixed yield is earned not only on the original investment but also, in effect, on all discount earned during the life of such obligation. This implicit reinvestment of earnings at the same rate eliminates the risk of being unable to reinvest the income on such obligation at a rate as high as the implicit yield on the discount obligation, but at the same time eliminates the holder's ability to reinvest at higher rates in the future. For this reason, zero coupon bonds are subject to substantially greater price fluctuations during periods of changing market interest rates than are securities of comparable quality which pay interest.

Certain of the Bonds in certain of the Trusts may have been purchased on a "when, as and if issued" or "delayed delivery" basis. See footnote (5) in "Notes to Portfolios" . The delivery of any such Securities may be delayed or may not occur. Interest on these Securities begins accruing to the benefit of Unitholders on their respective dates of delivery. To the extent any Securities are actually delivered to the Fund after their respective expected dates of delivery, Unitholders who purchase their Units prior to the date such Securities are actually delivered to the Trustee would be required to adjust their tax basis in their Units for a portion of the interest accruing on such Securities during the interval between their purchase of Units and the actual delivery of such Securities. As a result of any such adjustment, the Estimated Current Returns during the first year would be slightly lower than those stated herein which would be the returns after the first year, assuming the portfolio of a Trust and estimated annual expenses other than that of the Trustee (which may be reduced in the first year only) do not vary from that set forth under "Per Unit
Information" for the applicable Trust. Holders of the Units will be " at risk" with respect to all Securities in the portfolios including " when, as and if issued" and "delayed delivery" Securities (i.e., may derive either gain or loss from fluctuations in the evaluation of such Securities) from the date they commit for Units. For a discussion of the Sponsor's obligations in the event of the failure of any contract for the purchase of any of the Securities and limited right to substitute other tax-exempt bonds to replace any failed contract, see "Replacement
Bonds" below.

Each Unit initially offered represents the fractional undivided interest in the principal and net income of a Trust indicated under "Summary of Essential Financial Information" . To the extent that any Units are redeemed by the Trustee, the fractional undivided interest in a Trust represented by each unredeemed Unit will increase, although the actual interest in such Trust represented by such fraction will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor or the Underwriters, or until the termination of the Trust Agreement.

Objectives and Securities Selection. The objectives of the Fund are income exempt from Federal income taxation and, in the case of a State Trust, Federal and state income taxation and conservation of capital through an investment in diversified portfolios of Federal and state tax-exempt obligations. There is, of course, no guarantee that the Trusts will achieve their respective objectives. The Fund may be an appropriate investment vehicle for investors who desire to participate in a portfolio of tax-exempt fixed income securities with greater diversification than they might be able to acquire individually. In addition, securities of the type deposited in the Fund are often not available in small amounts.

Insurance guaranteeing the timely payment, when due, of all principal and interest on the Bonds in each Insured Trust has been obtained by such Trust from either AMBAC Indemnity Corporation ("AMBAC Indemnity" ), Financial Guaranty Insurance Company ("Financial Guaranty" or "FGIC" ) or a combination thereof (collectively, the "Portfolio Insurers" ), or by the issuer of such Bonds, by a prior owner of such Bonds, or by the Sponsor prior to the deposit of such Bonds in such Trust from (1) AMBAC Indemnity or one of its subsidiaries, American Municipal Bond Assurance Corporation (" AMBAC" ) or MGIC Indemnity Corporation ("MGIC Indemnity" ), (2)
Financial Guaranty, (3) MBIA Insurance Corporation ("MBIA" ), (4) Bond Investors Guaranty Insurance Company ("BIG" ), (5) National Union Fire Insurance Company of Pittsburgh, PA. ("National Union" ), (6) Capital
Guaranty Insurance Company ("Capital Guaranty" ), (7) Capital Markets Assurance Corporation ("CapMAC" ) and/or (8) Financial Security
Assurance Inc. ("Financial Security" or "FSA" ) (collectively, the "Preinsured Bond Insurers" ) (see "Unitholder
Explanations--Insurance on the Bonds in the Insured Trusts" ). Insurance obtained by an Insured Trust is effective only while the Bonds thus insured are held in such Trust. The Trustee has the right to acquire permanent insurance from a Portfolio Insurer with respect to each Bond insured by the respective Portfolio Insurer under a Trust portfolio insurance policy. Insurance relating to Bonds insured by the issuer, by a prior owner of such Bonds or by the Sponsor is effective so long as such Bonds are outstanding. Bonds insured under a policy of insurance obtained by the issuer, by a prior owner of such Bonds or by the Sponsor from one of the Preinsured Bond Insurers (the "Preinsured Bonds" ) are not additionally insured by an Insured
Trust. No representation is made as to any insurer's ability to meet its commitments.

Neither the Public Offering Price nor any evaluation of Units for purposes of repurchases or redemptions reflects any element of value for the insurance obtained by an Insured Trust, if any, unless Bonds are in default in payment of principal or interest or in significant risk of such default. See " Unitholder Explanations--Public Offering--Offering Price" . On the other hand, the value, if any, of Preinsured Bond insurance is reflected and included in the market value of such Bonds.

In order for bonds to be eligible for insurance, they must have credit characteristics which would qualify them for at least the Standard & Poor's rating of "BBB-" or at least the Moody's Investors Service, Inc.
rating of "Baa" , which in brief represent the lowest ratings for securities of investment grade (see "Other Matters--Description of Securities Ratings" ). Insurance is not a substitute for the basic credit of an issuer, but supplements the existing credit and provides additional security therefor. If an issue is accepted for insurance, a non-cancellable policy for the prompt payment of interest and principal on the bonds, when due, is issued by the insurer. Any premium or premiums relating to Preinsured Bond insurance is paid by the issuer, by a prior owner of such Bonds or by the Sponsor and a monthly premium is paid by an Insured Trust for the portfolio insurance, if any, obtained by such Trust. The Trustee has the right to obtain permanent insurance from a Portfolio Insurer in connection with the sale of a Bond insured under the insurance policy obtained from the respective Portfolio Insurer by an Insured Trust upon the payment of a single predetermined insurance premium from the proceeds of the sale of such Bond. Accordingly, any Bond in an Insured Trust is eligible to be sold on an insured basis. All Bonds insured by the Portfolio Insurers and the Preinsured Bond Insurers receive a "AAA" rating by Standard & Poor's. See "Unitholder
Explanations--Insurance on the Bonds in the Insured Trusts" .

In selecting Securities for the Trusts the following facts, among others, were considered by the Sponsor: (a) either the Standard & Poor's rating of the Securities was in no case less than "BBB-" in the case of the Insured
Trusts and "A-" in the case of the Quality Trusts, or the Moody's
Investors Service, Inc. rating of the Securities was in no case less than " Baa" in the case of the Insured Trusts and "A" in the case of the Quality Trusts, including provisional or conditional ratings, respectively, or, if not rated, the Securities had, in the opinion of the Sponsor, credit characteristics sufficiently similar to the credit characteristics of interest-bearing tax-exempt obligations that were so rated as to be acceptable for acquisition by the Fund (see "Other Matters--Description of Securities Ratings" ), (b) the prices of the Securities relative to other bonds of comparable quality and maturity, (c) the diversification of Securities as to purpose of issue and location of issuer and (d) with respect to the Insured Trusts, the availability and cost of insurance for the prompt payment of principal and interest, when due, on the Securities. Subsequent to the Date of Deposit, a Security may cease to be rated or its rating may be reduced below the minimum required as of the Date of Deposit. Neither event requires elimination of such Security from the portfolio of a Trust but may be considered in the Sponsor's determination as to whether or not to direct the Trustee to dispose of the Security (see "Trust Administration--Fund Administration and Expenses--Portfolio Administration" ).

To the best knowledge of the Sponsor, there is no litigation pending as of the Date of Deposit in respect of any Securities which might reasonably be expected to have a material adverse effect upon the Fund or any of the Trusts. At any time after the Date of Deposit, litigation may be initiated on a variety of grounds with respect to Securities in the Fund. Such litigation, as, for example, suits challenging the issuance of pollution control revenue bonds under environmental protection statutes, may affect the validity of such Securities or the tax-free nature of the interest thereon. While the outcome of litigation of such nature can never be entirely predicted, the Fund has received or will receive opinions of bond counsel to the issuing authorities of each Security on the date of issuance to the effect that such Securities have been validly issued and that the interest thereon is exempt from Federal income tax. In addition, other factors may arise from time to time which potentially may impair the ability of issuers to meet obligations undertaken with respect to the Securities.

Risk Factors. Certain of the Bonds in certain of the Trusts may be general obligations of a governmental entity that are backed by the taxing power of such entity. In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. All other Bonds in the Trusts are revenue bonds payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. General obligation bonds are secured by the issuer's pledge of its faith, credit and taxing power for the payment of principal and interest. Revenue bonds, on the other hand, are payable only from the revenues derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise tax or other specific revenue source. There are, of course, variations in the security of the different Bonds in the Fund, both within a particular classification and between classifications, depending on numerous factors. See "General" for each Trust.

Certain of the Bonds in certain of the Trusts may be obligations which derive their payments from mortgage loans. Certain of such housing bonds may be FHA insured or may be single family mortgage revenue bonds issued for the purpose of acquiring from originating financial institutions notes secured by mortgages on residences located within the issuer's boundaries and owned by persons of low or moderate income. In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. Mortgage loans are generally partially or completely prepaid prior to their final maturities as a result of events such as sale of the mortgaged premises, default, condemnation or casualty loss. Because these bonds are subject to extraordinary mandatory redemption in whole or in part from such prepayments of mortgage loans, a substantial portion of such bonds will probably be redeemed prior to their scheduled maturities or even prior to their ordinary call dates. Extraordinary mandatory redemption without premium could also result from the failure of the originating financial institutions to make mortgage loans in sufficient amounts within a specified time period. Additionally, unusually high rates of default on the underlying mortgage loans may reduce revenues available for the payment of principal of or interest on such mortgage revenue bonds. These bonds were issued under Section 103A of the Internal Revenue Code, which Section contains certain requirements relating to the use of the proceeds of such bonds in order for the interest on such bonds to retain its tax-exempt status. In each case the issuer of the bonds has covenanted to comply with applicable requirements and bond counsel to such issuer has issued an opinion that the interest on the bonds is exempt from Federal income tax under existing laws and regulations. Certain issuers of housing bonds have considered various ways to redeem bonds they have issued prior to the stated first redemption dates for such bonds. In connection with the housing bonds held by the Fund, the Sponsor at the Date of Deposit is not aware that any of the respective issuers of such Bonds are actively considering the redemption of such Bonds prior to their respective stated initial call dates. See " General" for each Trust.

Certain of the Bonds in certain of the Trusts may be health care revenue bonds. In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. Ratings of bonds issued for health care facilities are often based on feasibility studies that contain projections of occupancy levels, revenues and expenses. A facility's gross receipts and net income available for debt service may be affected by future events and conditions including, among other things, demand for services and the ability of the facility to provide the services required, physicians' confidence in the facility, management capabilities, competition with other health care facilities, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, the cost and possible unavailability of malpractice insurance, the funding of Medicare, Medicaid and other similar third party payor programs, government regulation and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third party payor programs. Pursuant to recent Federal legislation, Medicare reimbursements are currently calculated on a prospective basis utilizing a single nationwide schedule of rates. Prior to such legislation Medicare reimbursements were based on the actual costs incurred by the health facility. The current legislation may adversely affect reimbursements to hospitals and other facilities for services provided under the Medicare program. Such adverse changes also may adversely affect the ratings of Securities held in the portfolios of the Fund; however, because of the insurance obtained by each of the Insured Trusts, the "AAA" rating of the Units of each of the Insured Trusts would not be affected. See "General" for each Trust.

Certain of the Bonds in certain of the Trusts may be obligations of public utility issuers, including those selling wholesale and retail electric power and gas. In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. General problems of such issuers would include the difficulty in financing large construction programs in an inflationary period, the limitations on operations and increased costs and delays attributable to environmental considerations, the difficulty of the capital market in absorbing utility debt, the difficulty in obtaining fuel at reasonable prices and the effect of energy conservation. All of such issuers have been experiencing certain of these problems in varying degrees. In addition, Federal, state and municipal governmental authorities may from time to time review existing, and impose additional, regulations governing the licensing, construction and operation of nuclear power plants, which may adversely affect the ability of the issuers of certain of the Bonds in the portfolio to make payments of principal and/or interest on such Bonds. See "General" for each Trust.

Certain of the Bonds in certain of the Trusts may be obligations of issuers whose revenues are derived from the sale of water and/or sewerage services. In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. Such Bonds are generally payable from user fees. The problems of such issuers include the ability to obtain timely and adequate rate increases, population decline resulting in decreased user fees, the difficulty of financing large construction programs, the limitations on operations and increased costs and delays attributable to environmental considerations, the increasing difficulty of obtaining or discovering new supplies of fresh water, the effect of conservation programs and the impact of "no-growth" zoning ordinances. All of such issuers have been experiencing certain of these problems in varying degrees. See "
General" for each Trust.

Certain of the Bonds in certain of the Trusts may be industrial revenue bonds ("IRBs" ). In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. IRBs have generally been issued under bond resolutions pursuant to which the revenues and receipts payable under the arrangements with the operator of a particular project have been assigned and pledged to purchasers. In some cases, a mortgage on the underlying project may have been granted as security for the IRBs. Regardless of the structure, payment of IRBs is solely dependent upon the creditworthiness of the corporate operator of the project or corporate guarantor. Corporate operators or guarantors may be affected by many factors which may have an adverse impact on the credit quality of the particular company or industry. These include cyclicality of revenues and earnings, regulatory and environmental restrictions, litigation resulting from accidents or environmentally-caused illnesses, extensive competition and financial deterioration resulting from a corporate restructuring pursuant to a leveraged buy-out, takeover or otherwise. Such a restructuring may result in the operator of a project becoming highly leveraged which may impact on such operator's creditworthiness which in turn would have an adverse impact on the rating and/or market value of such Bonds. Further, the possibility of such a restructuring may have an adverse impact on the market for and consequently the value of such Bonds, even though no actual takeover or other action is ever contemplated or effected. See "General" for each Trust.

Certain of the Bonds in certain of the Trusts may be obligations that are secured by lease payments of a governmental entity (hereinafter called " lease obligations" ). Lease obligations are often in the form of certificates of participation. In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. Although the lease obligations do not constitute general obligations of the municipality for which the municipality's taxing power is pledged, a lease obligation is ordinarily backed by the municipality's covenant to appropriate for and make the payments due under the lease obligation. However, certain lease obligations contain "non-appropriation" clauses which provide that the municipality has no obligation to make lease payments in future years unless money is appropriated for such purpose on a yearly basis. A governmental entity that enters into such a lease agreement cannot obligate future governments to appropriate for and make lease payments but covenants to take such action as is necessary to include any lease payments due in its budgets and to make the appropriations therefor. A governmental entity's failure to appropriate for and to make payments under its lease obligation could result in insufficient funds available for payment of the obligations secured thereby. Although "non-appropriation" lease obligations are secured by the leased property, disposition of the property in the event of foreclosure might prove difficult. See "General" for each Trust.

Certain of the Bonds in certain of the Trusts may be obligations of issuers which are, or which govern the operation of, schools, colleges and universities and whose revenues are derived mainly from ad valorem taxes or for higher education systems, from tuition, dormitory revenues, grants and endowments. In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. General problems relating to school bonds include litigation contesting the State constitutionality of financing public education in part from ad valorem taxes, thereby creating a disparity in educational funds available to schools in wealthy areas and schools in poor areas. Litigation or legislation on this issue may affect the sources of funds available for the payment of school bonds in the Trusts. General problems relating to college and university obligations include the prospect of a declining percentage of the population consisting of "college" age individuals, possible inability to raise tuitions and fees sufficiently to cover increased operating costs, the uncertainty of continued receipt of Federal grants and state funding, and government legislation or regulations which may adversely affect the revenues or costs of such issuers. All of such issuers have been experiencing certain of these problems in varying degrees. See "General" for each Trust.

Certain of the Bonds in certain of the Trusts may be obligations which are payable from and secured by revenues derived from the ownership and operation of facilities such as airports, bridges, turnpikes, port authorities, convention centers and arenas. In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. The major portion of an airport's gross operating income is generally derived from fees received from signatory airlines pursuant to use agreements which consist of annual payments for leases, occupancy of certain terminal space and service fees. Airport operating income may therefore be affected by the ability of the airlines to meet their obligations under the use agreements. The air transport industry is experiencing significant variations in earnings and traffic, due to increased competition, excess capacity, increased costs, deregulation, traffic constraints and other factors, and several airlines are experiencing severe financial difficulties. The Sponsor cannot predict what effect these industry conditions may have on airport revenues which are dependent for payment on the financial condition of the airlines and their usage of the particular airport facility. Similarly, payment on Bonds related to other facilities is dependent on revenues from the projects, such as user fees from ports, tolls on turnpikes and bridges and rents from buildings. Therefore, payment may be adversely affected by reduction in revenues due to such factors as increased cost of maintenance, decreased use of a facility, lower cost of alternative modes of transportation, scarcity of fuel and reduction or loss of rents. See "General" for each Trust.

Certain of the Bonds in certain of the Trusts may be obligations which are payable from and secured by revenues derived from the operation of resource recovery facilities. In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. Resource recovery facilities are designed to process solid waste, generate steam and convert steam to electricity. Resource recovery bonds may be subject to extraordinary optional redemption at par upon the occurrence of certain circumstances, including but not limited to: destruction or condemnation of a project; contracts relating to a project becoming void, unenforceable or impossible to perform; changes in the economic availability of raw materials, operating supplies or facilities necessary for the operation of a project or technological or other unavoidable changes adversely affecting the operation of a project; administrative or judicial actions which render contracts relating to the projects void, unenforceable or impossible to perform; or impose unreasonable burdens or excessive liabilities. The Sponsor cannot predict the causes or likelihood of the redemption of resource recovery bonds in such a Trust prior to the stated maturity of the Bonds. See "General" for each Trust.

Replacement Bonds. Because certain of the Securities in the Fund may from time to time under certain circumstances be sold or redeemed or will mature in accordance with their terms and because the proceeds from such events will be distributed to Unitholders and will not be reinvested, no assurance can be given that any Trust will retain for any length of time its present size and composition. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any Security. In the event of a failure to deliver any Security that has been purchased for the Fund under a contract, including those Securities purchased on a "when, as and if issued" basis ("Failed Bonds" ), the Sponsor is authorized under the Trust
Agreement to direct the Trustee to acquire other bonds ("Replacement
Bonds" ) to make up the original corpus of the Fund.

The Replacement Bonds must be purchased within 20 days after delivery of the notice of the failed contract and the purchase price (exclusive of accrued interest) may not exceed the amount of funds reserved for the purchase of the Failed Bonds. The Replacement Bonds (i) must be tax-exempt bonds issued by states or territories of the United States or political subdivisions thereof and, in the case of replacement of bonds in a State Trust, shall have the benefit of an exemption from state taxation of interest to an extent equal to or greater than that of the bonds they replace, (ii) must have a fixed maturity date of at least 10 years in the case of an IM-IT or a State Trust or, in the case of an IM-IT Limited Maturity, IM-IT Intermediate or IM-IT Short Intermediate Trust, must have a fixed maturity date within the range set forth under "Unitholder Explanations--Settlement of Bonds in the Trusts--The Fund" , (iii) must be purchased at a price that results in a yield to maturity and in a current return, in each case as of the Date of Deposit, at least equal to that of the Failed Bonds, (iv) shall not be " when, as and if issued" bonds, (v) must be rated "BBB-" or better in the case of the Insured Trusts and "A-" or better in the case of the Quality Trusts by Standard & Poor's or "Baa" or better in the case of the Insured Trusts and "A" or better in the case of the Quality
Trusts by Moody's Investors Service, Inc. and (vi) with respect to each Insured Trust, must be insured by one of the Preinsured Bond Insurers or be eligible for (and when acquired be insured under) the insurance obtained by such Insured Trust. Whenever a Replacement Bond has been acquired for the Fund, the Trustee shall, within five days thereafter, notify all Unitholders of the affected Trust of the acquisition of the Replacement Bond and shall, on the next monthly distribution date which is more than 30 days thereafter, make a pro rata distribution of the amount, if any, by which the cost to the affected Trust of the Failed Bond exceeded the cost of the Replacement Bond plus accrued interest. Once the original corpus of a Trust is acquired, the Trustee will have no power to vary the investment of the Trust; i.e., the Trust will have no managerial power to take advantage of market variation to improve a Unitholder's investment.

If the right of limited substitution described in the preceding paragraph shall not be utilized to acquire Replacement Bonds in the event of a failed contract, the Sponsor will refund the sales charge attributable to such Failed Bonds to all Unitholders of the affected Trust and distribute the principal and accrued interest (at the coupon rate of such Failed Bonds to the date the Failed Bonds are removed from the Fund) attributable to such Failed Bonds not more than 30 days after such removal or such earlier time as the Trustee in its sole discretion deems to be in the interest of the Unitholders. All such interest paid to a Unitholder which accrued after the expected date of settlement for purchase of his Units will be paid by the Sponsor and accordingly will not be treated as tax-exempt income. In the event a Replacement Bond should not be acquired by the Fund, the Estimated Net Annual Interest Income per Unit for the affected Trust would be reduced and the Estimated Current Return and Estimated Long-Term Return thereon might be lowered. In addition, Unitholders should be aware that they may not be able at the time of receipt of such principal to reinvest such proceeds in other securities at a yield equal to or in excess of the yield which such proceeds were earning to Unitholders in the affected Trust.

Bond Redemptions. Certain of the Bonds in certain of the Trusts may be subject to redemption prior to their stated maturity date pursuant to sinking fund provisions, call provisions or extraordinary optional or mandatory redemption provisions or otherwise. A sinking fund is a reserve fund accumulated over a period of time for retirement of debt. A callable debt obligation is one which is subject to redemption or refunding prior to maturity at the option of the issuer. A refunding is a method by which a debt obligation is redeemed, at or before maturity, by the proceeds of a new debt obligation. In general, call provisions are more likely to be exercised when the offering side valuation is at a premium over par than when it is at a discount from par. The exercise of redemption or call provisions will (except to the extent the proceeds of the called Bonds are used to pay for Unit redemptions) result in the distribution of principal and may result in a reduction in the amount of subsequent interest distributions; it may also affect the current return on Units of the Trust involved. Each Trust portfolio contains a listing of the sinking fund and call provisions, if any, with respect to each of the debt obligations. Extraordinary optional redemptions and mandatory redemptions result from the happening of certain events. Generally, events that may permit the extraordinary optional redemption of Bonds or may require the mandatory redemption of Bonds include, among others: a final determination that the interest on the Bonds is taxable; the substantial damage or destruction by fire or other casualty of the project for which the proceeds of the Bonds were used; an exercise by a local, state or Federal governmental unit of its power of eminent domain to take all or substantially all of the project for which the proceeds of the Bonds were used; changes in the economic availability of raw materials, operating supplies or facilities or technological or other changes which render the operation of the project for which the proceeds of the Bonds were used uneconomic; changes in law or an administrative or judicial decree which renders the performance of the agreement under which the proceeds of the Bonds were made available to finance the project impossible or which creates unreasonable burdens or which imposes excessive liabilities, such as taxes, not imposed on the date the Bonds are issued on the issuer of the Bonds or the user of the proceeds of the Bonds; an administrative or judicial decree which requires the cessation of a substantial part of the operations of the project financed with the proceeds of the Bonds; an overestimate of the costs of the project to be financed with the proceeds of the Bonds resulting in excess proceeds of the Bonds which may be applied to redeem Bonds; or an underestimate of a source of funds securing the Bonds resulting in excess funds which may be applied to redeem Bonds. The issuer of certain Bonds in a Trust may have sold or reserved the right to sell, upon the satisfaction of certain conditions, to third parties all or any portion of its rights to call Bonds in accordance with the stated redemption provisions of such Bonds. In such a case the issuer no longer has the right to call the Bonds for redemption unless it reacquires the rights from such third party. A third party pursuant to these rights may exercise the redemption provisions with respect to a Bond at a time when the issuer of the Bond might not have called a Bond for redemption had it not sold such rights. The Sponsor is unable to predict all of the circumstances which may result in such redemption of an issue of Bonds. See "Portfolio" for each Trust and footnote (3) in the "Notes to Portfolios" . See also the discussion of single family mortgage and multi-family revenue bonds above for more information on the call provisions of such bonds.

Distributions. Distributions of interest received by the Fund, pro rated on an annual basis, will be made on a monthly basis, unless the Unitholder elects to receive them semi-annually. The first such distribution will be in the amount indicated under "Per Unit Information" for the applicable Trust and will be made on the twenty-fifth day of the month indicated under "Initial Distribution" therein to Unitholders of record on the tenth day of such month. The first distribution of funds from the Principal Account, if any, will be made on the first semi-annual distribution date to Unitholders of record on the first semi-annual record date, and thereafter such distributions will be made on a semi-annual basis, except under certain special circumstances (see "Unitholder Explanations--Public Offering
-Distributions of Interest and Principal" ).

Change of Distribution Option. The plan of distribution selected by a Unitholder will remain in effect until changed. Unitholders purchasing Units in the secondary market will initially receive distributions in accordance with the election of the prior owner. Unitholders may change the plan of distribution in which they are participating. For convenience of Unitholders, the Trustee will furnish a card for this purpose; cards may also be obtained upon request from the Trustee. Unitholders desiring to change their plan of distribution may so indicate on the card and return it together with their certificate and such other documentation that the Trustee may then require, to the Trustee. Certificates should only be sent by registered or certified mail to minimize the possibility of their being lost or stolen. If the card and certificate are properly presented to the Trustee, the change will become effective as of the opening of business on the first day after the next succeeding semi-annual record date and will be effective, unless further changed, for all subsequent distributions.

Certificates. The Trustee is authorized to treat as the record owner of Units that person who is registered as such owner on the books of the Trustee. Ownership of Units of each Trust is evidenced by separate registered certificates executed by the Trustee and the Sponsor unless a Unitholder makes a request to the Trustee that Units be held in book-entry form. Certificates are transferable by presentation and surrender to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer. A Unitholder must sign exactly as his name appears on the face of the certificate (or on such request) with the signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("
STAMP" ) or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be accepted by the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Certificates will be issued in denominations of one Unit or any multiple thereof. Certificates for Units will bear appropriate notations on their face indicating which plan of distribution has been selected in respect thereof. If a change in the plan of distribution is made, the existing certificate must be surrendered to the Trustee and a new certificate will be issued, at no charge to the Unitholder, to reflect the currently effective plan of distribution.

Although no such charge is now made or contemplated, the Trustee may require a Unitholder to pay a reasonable fee for each certificate re-issued (other than as a result of a change in plan of distribution) or transferred and to pay any governmental charge that may be imposed in connection with each such transfer or interchange. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the Trustee of satisfactory indemnity, evidence of ownership and payment of expenses incurred. Mutilated certificates must be surrendered to the Trustee for replacement.

ESTIMATED CURRENT RETURNS AND ESTIMATED LONG-TERM RETURNS


As of the close of business on the day before the Date of Deposit (except for the IM-IT and the Pennsylvania IM-IT Trusts as of 8:00 A.M. Central Time on the Date of Deposit) the Estimated Current Returns and the Estimated Long-Term Returns, under the monthly and semi-annual distribution plans, were as set forth in the "Per Unit Information" for each Trust. Estimated Current
Return is calculated by dividing the estimated net annual interest income per Unit by the Public Offering Price. The estimated net annual interest income per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Securities while the Public Offering Price will vary with changes in the offering price of the underlying Securities; therefore, there is no assurance that the present Estimated Current Return will be realized in the future. Estimated Long-Term Return is calculated using a formula which (1) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all of the Securities in a Trust and (2) takes into account the expenses and sales charge associated with each Trust Unit. Since the market values and estimated retirements of the Securities and the expenses of a Trust will change, there is no assurance that the present Estimated Long-Term Return will be realized in the future. The Estimated Current Return and Estimated Long-Term Return are expected to differ because the calculation of Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculation includes only net annual interest income and Public Offering Price.


In order to acquire certain of the Securities contracted for by the Sponsor for deposit in the Fund, it may be necessary for the Sponsor or Trustee to pay on the settlement dates for delivery of such Securities amounts covering accrued interest on such Securities which exceed the amounts which will be made available through cash furnished by the Sponsor on the Date of Deposit, which amount of cash may exceed the interest which would accrue to the First Settlement Date. The Trustee has agreed to pay for any amounts necessary to cover any such excess and will be reimbursed therefor, when funds become available from interest payments on the particular Securities with respect to which such payments may have been made. Also, since interest on any "when, as and if issued" Securities does not begin accruing as tax-exempt interest income to the benefit of Unitholders until their respective dates of delivery, the Trustee may, in order to maintain (or in some cases approach) for the Unitholders the same estimated net annual interest incomes during the first year of the Trusts' operations as is indicated under "Per Unit Information" for the applicable Trust, reduce its fee (and to the extent necessary pay Trust expenses) in an amount equal to that indicated under "
Per Unit Information" for the applicable Trust.

INTEREST EARNING SCHEDULE

Calculation of Estimated Net Annual Interest Income. The estimated net annual interest income is based on 360 days. To account for the estimated net annual interest income per Unit in a Trust, it is necessary to use the following information.


The beginning interest date for each Trust is February 5, 1996. The first monthly record date for each Trust (March 10, 1996) is 35 days from such date. The daily rates of estimated net annual interest income per Unit accrued on a monthly basis are $.13952, $.13420, $.13718 and $.13514 for the IM-IT,
Missouri IM-IT, Pennsylvania IM-IT and North Carolina Quality Trusts, respectively. This amounts to $4.88, $4.70, $4.80 and $4.73 for the IM-IT, Missouri IM-IT, Pennsylvania IM-IT and North Carolina Quality Trusts, respectively.

Utilizing the preceding information assuming the monthly payment option, the following procedure illustrates the calculation of first year estimated net annual interest income per Unit for the Missouri IM-IT Trust:

The Missouri IM-IT Trust accrues
$4.70 to the first record date plus
$40.30 which is 10 normal distributions at $4.03, and finally adding
$3.31 which has accrued from January 10, 1997 until February 5, 1997 which completes the 360 day cycle (25 days times the daily factor)

Total $48.31 interest earned /$1,000.00 (Date of Deposit Public Offering Price) = 4.83% Estimated Current Return as of the Date of Deposit.


ACCRUED INTEREST

Accrued Interest. Accrued interest is an accumulation of unpaid interest on securities which generally is paid semi-annually, although the Trust accrues such interest daily. Because of this, the Trust always has an amount of interest earned but not yet collected by the Trustee. For this reason, with respect to sales settling subsequent to the First Settlement Date, the Public Offering Price of Units will have added to it the proportionate share of accrued interest to the date of settlement. Unitholders will receive on the next distribution date of the Trust the amount, if any, of accrued interest paid on their Units.

In an effort to reduce the amount of accrued interest which would otherwise have to be paid by Unitholders, the Trustee will advance the amount of accrued interest to the Sponsor as the Unitholder of record as of the First Settlement Date. Consequently, the amount of accrued interest to be added to the Public Offering Price of Units will include only accrued interest from the First Settlement Date to the date of settlement, less any distributions from the Interest Account subsequent to the First Settlement Date. See "Public Offering--Distributions of Interest and Principal."

Because of the varying interest payment dates of the Securities, accrued interest at any point in time will be greater than the amount of interest actually received by a Trust and distributed to Unitholders. If a Unitholder sells or redeems all or a portion of his Units, he will be entitled to receive his proportionate share of the accrued interest from the purchaser of his Units. Since the Trustee has the use of the funds held in the Interest Account for distributions to Unitholders and since such Account is non-interest-bearing to Unitholders, the Trustee benefits thereby.

PUBLIC OFFERING


General. Units are offered at the Public Offering Price. During the initial offering period the Public Offering Price is based on the offering prices of the Securities in each Trust and includes a sales charge of 4.9% of the Public Offering Price (5.152% of the aggregate offering price of the Securities) for an IM-IT or a State Trust, 4.3% of the Public Offering Price (4.493% of the aggregate offering price of the Securities) for an IM-IT Limited Maturity Trust, 3.9% of the Public Offering Price (4.058% of the aggregate offering price of the Securities) for an IM-IT Intermediate Trust and 2.0% of the Public Offering Price (2.041% of the aggregate offering price of the Securities) for an IM-IT Short Intermediate Trust. After the initial public offering period, the secondary market Public Offering Price is based on the bid prices of the Securities in each Trust and includes a sales charge determined in accordance with the table set forth below, which is based upon the dollar weighted average maturity of each Trust plus in each case accrued interest, if any. For purposes of computation, Bonds will be deemed to mature on their expressed maturity dates unless: (a) the Bonds have been called for redemption or funds or securities have been placed in escrow to redeem them on an earlier call date, in which case such call date will be deemed to be the date upon which they mature; or (b) such Bonds are subject to a "mandatory tender" , in which case such mandatory tender will be deemed to be the date upon which they mature.


The effect of this method of sales charge computation will be that different sales charge rates will be applied to each Trust based upon the dollar weighted average maturity of such Trust's Portfolio, in accordance with the following schedule:

Years To Maturity    Sales Charge               Years To Maturity    Sales Charge
1................... 1.010%                     12.................. 4.167%
2................... 1.266                      13.................. 4.275
3................... 1.579                      14.................. 4.384
4................... 1.781                      15.................. 4.493
5................... 2.041                      16.................. 4.603
6................... 2.302                      17.................. 4.712
7................... 2.564                      18.................. 4.822
8................... 3.093                      19.................. 4.932
9................... 3.627                      20.................. 5.042
10.................. 4.058                      21 to 30............ 5.152
11.................. 4.112

The sales charges in the above table are expressed as a percentage of the aggregate bid prices of the Securities in a Trust. Expressed as a percent of the Public Offering Price, the sales charge on a Trust consisting entirely of a portfolio of Bonds with 15 years to maturity would be 4.30%. The sales charge applicable to quantity purchases during the initial offering period is, however, reduced on a graduated basis to any person acquiring 100 or more Units as follows:



                                    Dollar Amount of Sales
                                  Charge Reduction Per Unit
                       IM-IT, State and
Aggregate Number of    National Quality    IM-IT Short
Units Purchased        Trusts              Intermediate Trust  Other Trusts
100-249 Units......... $4.00               $2.00               $4.00
250-499 Units......... $6.00               $3.00               $6.00
500-999 Units......... $14.00              $4.00               $9.00
1,000 or more Units... $19.00              $6.00               $11.00


Any such reduced sales charge shall be the responsibility of the selling Underwriter, broker, dealer or agent. The Sponsor will, however, increase the concession or agency commission for such quantity purchases. See "Public Offering--Unit Distribution" . This reduced sales charge structure will apply on all purchases by the same person from any one Underwriter or dealer of units of Van Kampen American Capital-sponsored unit investment trusts which are being offered in the initial offering period (a) on any one day (the " Initial Purchase Date" ) or (b) on any day subsequent to the Initial
Purchase Date, if (1) the units purchased are of a unit investment trust purchased on the Initial Purchase Date, and (2) the person purchasing the units purchased a sufficient amount of units on the Initial Purchase Date to qualify for a reduced sales charge on such date. In the event units of more than one trust are purchased on the Initial Purchase Date, the aggregate dollar amount of such purchases will be used to determine whether purchasers are eligible for a reduced sales charge. Such aggregate dollar amount will be divided by the public offering price per unit (on the day preceding the date of purchase) of each respective trust purchased to determine the total number of units which such amount could have purchased of each individual trust. Purchasers must then consult the applicable trust's prospectus to determine whether the total number of units which could have been purchased of a specific trust would have qualified for a reduced sales charge and, if so qualified, the amount of such reduction. Assuming a purchaser qualifies for a sales charge reduction or reductions, to determine the applicable sales charge reduction or reductions it is necessary to accumulate all purchases made on the Initial Purchase Date and all purchases made in accordance with (b) above. Units purchased in the name of the spouse of a purchaser or in the name of a child of such purchaser under 21 years of age will be deemed for the purposes of calculating the applicable sales charge to be additional purchases by the purchaser. The reduced sales charges will also be applicable to a trustee or other fiduciary purchasing securities for one or more trust estate or fiduciary accounts. Employees of Van Kampen American Capital Distributors Inc. and its subsidiaries may purchase Units of the Trust at the current Public Offering Price less the underwriting commission or less the dealer's concession in the absence of an underwriting commission. Registered representatives of selling Underwriters may purchase Units of the Fund at the current Public Offering Price less the underwriting commission during the initial offering period, and less the dealer's concession for secondary market transactions. Registered representatives of selling brokers, dealers, or agents may purchase Units of the Fund at the current Public Offering Price less the dealer's concession during the initial offering period and for secondary market transactions.

Units may be purchased in the primary or secondary market at the Public Offering Price (for purchases which do not qualify for a sales charge reduction for quantity purchases) less the concession the Sponsor typically allows to brokers and dealers for purchases (see "Trust Administration--General--Unit Distribution" ) by (1) investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed, (2) bank trust departments investing funds over which they exercise exclusive discretionary investment authority and that are held in a fiduciary, agency, custodial or similar capacity, (3) any person who for at least 90 days, has been an officer, director or bona fide employee of any firm offering Units for sale to investors or their immediate family members (as described above) and
(4) officers and directors of bank holding companies that make Units available directly or through subsidiaries or bank affiliates. Notwithstanding anything to the contrary in this Prospectus, such investors, bank trust departments, firm employees and bank holding company officers and directors who purchase Units through this program will not receive sales charge reductions for quantity purchases.

Offering Price. Public Offering Price of the Units will vary from the amounts stated under "Summary of Essential Financial Information" in accordance with fluctuations in the prices of the underlying Securities in each Trust.


As indicated above, the price of the Units as of the date the Securities were deposited in each Trust was determined by adding to the aggregate offering price of the Securities of a Trust an amount equal to the applicable sales charge expressed as a percentage of the aggregate offering price of the Securities and dividing the sum so obtained by the number of Units outstanding. This computation produced a gross underwriting commission equal to such sales charge expressed as a percentage of the Public Offering Price. Such price determination as of the close of business on the day before the Date of Deposit (except for the IM-IT and the Pennsylvania IM-IT Trusts as of 8:00 A.M. Central Time on the Date of Deposit) was made on the basis of an evaluation of the Securities in each Trust prepared by Interactive Data Corporation, a firm regularly engaged in the business of evaluating, quoting or appraising comparable securities. After the close of business on the day before the Date of Deposit (except for the IM-IT and the Pennsylvania IM-IT Trusts as of 8:00 A.M. Central Time on the Date of Deposit) and during the period of initial offering, the Evaluator will appraise or cause to be appraised daily the value of the underlying Securities of each Trust as of 4:00 P.M. Eastern time on days the New York Stock Exchange is open for business and will adjust the Public Offering Price of the Units commensurate with such appraisal. Such Public Offering Price will be effective for all orders received at or prior to 4:00 P.M. Eastern time on each such day. Orders received by the Trustee, Sponsor or any Underwriter for purchases, sales or redemptions after that time, or on a day when the New York Stock Exchange is closed, will be held until the next determination of price. For secondary market sales the Public Offering Price per Unit will be equal to the aggregate bid price of the Securities in the Trust plus an amount equal to the applicable secondary market sales charge expressed as a percentage of the aggregate bid price of the Securities and dividing the sum so attained by the number of Units then outstanding. This computation produces a gross commission equal to such sales charge expressed as a percentage of the Public Offering Price. For secondary market purposes such appraisal and adjustment with respect to a Trust will be made by the Evaluator as of 4:00 P.M. Eastern time on days in which the New York Stock Exchange is open for each day on which any Unit of such Trust is tendered for redemption, and it shall determine the aggregate value of any Trust as of 4:00 P.M. Eastern time on such other days as may be necessary.


The aggregate price of the Securities in each Trust has been and will be determined on the basis of bid prices or offering prices, as is appropriate,
(a) on the basis of current market prices for the Securities obtained from dealers or brokers who customarily deal in bonds comparable to those held by the Fund; (b) if such prices are not available for any particular Securities, on the basis of current market prices for comparable bonds; (c) by causing the value of the Securities to be determined by others engaged in the practice of evaluation, quoting or appraising comparable bonds; or (d) by any combination of the above. Market prices of the Securities will generally fluctuate with changes in market interest rates. Unless Bonds are in default in payment of principal or interest or in significant risk of such default, the Evaluator will not attribute any value to the insurance obtained by an Insured Trust, if any.

The Evaluator will consider in its evaluation of Bonds which are in default in payment of principal or interest or, in the Sponsor's opinion, in significant risk of such default (the "Defaulted Bonds" ) the value of the insurance guaranteeing interest and principal payments. The value of the insurance will be equal to the difference between (i) the market value of Defaulted Bonds assuming the exercise of the right to obtain Permanent Insurance (less the insurance premiums and related expenses attributable to the purchase of Permanent Insurance) and (ii) the market value of such Defaulted Bonds not covered by Permanent Insurance. In addition, the Evaluator will consider the ability of the affected Portfolio Insurer to meet its commitments under any Trust insurance policy, including the commitments to issue Permanent Insurance. It is the position of the Sponsor that this is a fair method of valuing the Bonds and the insurance obtained by an Insured Trust and reflects a proper valuation method in accordance with the provisions of the Investment Company Act of 1940.

No value has been ascribed to insurance obtained by an Insured Trust, if any, as of the date of this Prospectus.

The initial or primary Public Offering Price of the Units is equal to the offering price per Unit of the underlying Securities in each Trust plus the applicable sales charge plus interest accrued but unpaid from the First Settlement Date to the date of settlement. The secondary market Public Offering Price is equal to the bid price per Unit of the Securities in each Trust plus the applicable sales charge plus accrued interest. The offering price of Securities in each Trust may be expected to average approximately 0.5%-1% more than the bid price of such Securities. On the Date of Deposit, the offering side evaluations of the Securities in the Trusts were higher than the bid side evaluations of such Securities by the respective amounts indicated under footnote (5) in "Notes to Portfolios" .

Although payment is normally made three business days following the order for purchase, payment may be made prior thereto. A person will become the owner of Units on the date of settlement provided payment has been received. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934. Delivery of certificates representing Units so ordered will be made three business days following such order or shortly thereafter. See "Redemption of Units" below for information regarding the ability to redeem Units ordered for purchase.

Market for Units. During the initial public offering period, the Sponsor and/or certain of the Underwriters intend to offer to purchase Units at a price equivalent to the Public Offering Price which is based upon the aggregate offering price per Unit of the underlying Securities in each Trust plus accrued interest to the date of settlement less the related sales commission. Afterward, although they are not obligated to do so, the Sponsor intends to, and certain of the other Underwriters may, maintain a market for the Units offered hereby and to offer continuously to purchase such Units at prices, subject to change at any time, based upon the aggregate bid prices of the Securities in the portfolio of each Trust plus interest accrued to the date of settlement and plus any principal cash on hand, less any amounts representing taxes or other governmental charges payable out of the Trust and less any accrued Trust expenses. If the supply of Units exceeds demand or if some other business reason warrants it, the Sponsor and/or the Underwriters may either discontinue all purchases of Units or discontinue purchases of Units at such prices. In the event that a market is not maintained for the Units and the Unitholder cannot find another purchaser, a Unitholder of any Trust desiring to dispose of his Units may be able to dispose of such Units only by tendering them to the Trustee for redemption at the Redemption Price, which is based upon the aggregate bid price of the Securities in the portfolio of such Trust plus any accrued interest. The aggregate bid prices of the underlying Securities in a Trust are expected to be less than the related aggregate offering prices. See "Redemption of Units" below. A
Unitholder who wishes to dispose of his Units should inquire of his broker as to current market prices in order to determine whether there is in existence any price in excess of the Redemption Price and, if so, the amount thereof.

Distributions of Interest and Principal. Interest received by the Fund, including that part of the proceeds of any disposition of Securities which represents accrued interest, is credited by the Trustee to the Interest Account for the appropriate Trust. Other receipts are credited to the Principal Account for the appropriate Trust. Interest received by the Fund after deduction of amounts sufficient to reimburse the Trustee, without interest, for any amounts advanced and paid to the Sponsor as the Unitholder of record as of the First Settlement Date (see "Public Offering--Offering Price" above) will be distributed on or shortly after the twenty-fifth day of each month on a pro rata basis to Unitholders of record of a Trust as of the preceding record date who are entitled to distributions at that time under the plan of distributions chosen. All distributions will be net of applicable expenses. The pro rata share of cash in the Principal Account of a Trust will be computed as of the date set forth under "Per Unit Information" for the applicable Trust, and thereafter as of the semi-annual record date, and distributions to the Unitholders as of such record date will be made on or shortly after the twenty-fifth day of such month. Proceeds received from the disposition of any of the Securities after such record date and prior to the following distribution date will be held in the Principal Account and not distributed until the next distribution date. The Trustee is not required to pay interest on funds held in any Principal or Interest Account (but may itself earn interest thereon and therefore benefits from the use of such funds) nor to make a distribution from the Principal Account unless the amount available for distribution therein shall equal at least $1.00 per Unit. However, should the amount available for distribution in the Principal Account equal or exceed $10.00 per Unit, the Trustee will make a special distribution from the Principal Account on the next succeeding monthly distribution date to holders of record on the related monthly record date.

The distribution to the Unitholders of a Trust as of each record date after the First Settlement Date will be made on the following distribution date or shortly thereafter and shall consist of an amount substantially equal to such portion of the Unitholder's pro rata share of the estimated net annual interest income in the Interest Account of such Trust after deducting estimated expenses attributable as is consistent with the distribution plan chosen. Because interest payments are not received by the Fund at a constant rate throughout the year, such interest distribution may be more or less than the amount credited to such Interest Account as of the record date. For the purpose of minimizing fluctuations in the distributions from an Interest Account, the Trustee is authorized to advance such amounts as may be necessary to provide interest distributions of approximately equal amounts. The Trustee shall be reimbursed for any such advances from funds in the applicable Interest Account on the ensuing record date. Persons who purchase Units between a record date and a distribution date will receive their first distribution on the second distribution date after the purchase, under the applicable plan of distribution.

As of the first day of each month, the Trustee will deduct from the Interest Account and, to the extent funds are not sufficient therein, from the Principal Account, amounts necessary to pay the expenses of the Fund (as determined on the basis set forth under "Trust Administration--Fund Administration and Expenses" ). The Trustee also may withdraw from said Accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of the Fund. Amounts so withdrawn shall not be considered a part of the Fund's assets until such time as the Trustee shall return all or any part of such amounts to the appropriate Accounts. In addition, the Trustee may withdraw from the Interest and Principal Accounts such amounts as may be necessary to cover purchases of Replacement Bonds and redemptions of Units by the Trustee.

Reinvestment Option. Unitholders of all unit investment trusts sponsored by Van Kampen American Capital Distributors, Inc. may elect to have each distribution of interest income, capital gains and/or principal on their Units automatically reinvested in shares of any Van Kampen American Capital mutual funds (except for B shares) which are registered in the Unitholder's state of residence. In addition, Unitholders of a New York IM-IT Trust or New York IM-IT Intermediate Laddered Maturity Trust, other than those residing in the Commonwealth of Massachusetts, may elect to have each distribution of interest income, capital gains and/or principal on their Units automatically reinvested in shares of First Investors New York Insured Tax Free Fund, Inc., a fund which invests primarily in securities exempt from federal and New York state and city income tax. Such mutual funds are hereinafter collectively referred to as the "Reinvestment Funds" .

Each Reinvestment Fund has investment objectives which differ in certain respects from those of the Trusts. The prospectus relating to each Reinvestment Fund describes the investment policies of such fund and sets forth the procedures to follow to commence reinvestment. A Unitholder may obtain a prospectus for the respective Reinvestment Funds from Van Kampen American Capital Distributors, Inc. at One Parkview Plaza, Oakbrook Terrace, Illinois 60181. Texas residents who desire to reinvest may request that a broker-dealer registered in Texas send the prospectus relating to the respective fund.

After becoming a participant in a reinvestment plan, each distribution of interest income, capital gains and/or principal on the participant's Units will, on the applicable distribution date, automatically be applied, as directed by such person, as of such distribution date by the Trustee to purchase shares (or fractions thereof) of the applicable Reinvestment Fund at a net asset value as computed as of the close of trading on the New York Stock Exchange on such date, plus a sales charge of $1.00 per $100 of reinvestment except if the participant selects the First Investors New York Insured Tax Free Fund, Inc., in which case the sales charge will be $1.50 per $100 of reinvestment, or except if the participant selects the Van Kampen American Capital Reserve Fund, the Van Kampen American Capital Tax Free Money Fund, the Van Kampen American Capital Florida Insured Tax Free Income Fund, the Van Kampen American Capital New Jersey Tax Free Income Fund, or the Van Kampen American Capital New York Tax Free Income Fund, in which case no sales charge applies. A minimum of one-half of such sales charge would be paid to Van Kampen American Capital Distributors, Inc. for all Reinvestment Funds except First Investors New York Insured Tax Free Fund, Inc., in which case such sales charge would be paid to First Investors Management Company, Inc.

Confirmations of all reinvestments by a Unitholder into a Reinvestment Fund will be mailed to the Unitholder by such Reinvestment Fund.

A participant may at any time prior to five days preceding the next succeeding distribution date, by so notifying the Trustee in writing, elect to terminate his or her reinvestment plan and receive future distributions of his or her Units in cash. There will be no charge or other penalty for such termination. Each Reinvestment Fund, its sponsor and investment adviser shall have the right to terminate at any time the reinvestment plan relating to such fund.

Redemption of Units. A Unitholder may redeem all or a portion of his Units by tender to the Trustee, at its Unit Investment Trust Division, 101 Barclay Street, 20th Floor, New York, New York 10286, of the certificates representing the Units to be redeemed (or by written request if Units are not held in certificated form), duly endorsed or accompanied by proper instruments of transfer with signature guaranteed (or by providing satisfactory indemnity, as in connection with lost, stolen or destroyed certificates) and by payment of applicable governmental charges, if any. Thus, redemption of Units cannot be effected until certificates representing such Units have been delivered to the person seeking redemption or satisfactory indemnity provided. No redemption fee will be charged. On the third business day following such tender the Unitholder will be entitled to receive in cash an amount for each Unit equal to the Redemption Price per Unit next computed after receipt by the Trustee of such tender of Units. The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that as regards Units received after 4:00 P.M. Eastern time on days of trading on the New York Stock Exchange, the date of tender is the next day on which such Exchange is open for trading and such Units will be deemed to have been tendered to the Trustee on such day for redemption at the Redemption Price computed on that day.

Under regulations issued by the Internal Revenue Service, the Trustee will be required to withhold a specified percentage of the principal amount of a Unit redemption if the Trustee has not been furnished the redeeming Unitholder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the Unitholder only when filing a return. Under normal circumstances the Trustee obtains the Unitholder's tax identification number from the selling broker. However, at any time a Unitholder elects to tender Units for redemption, such Unitholder should provide a tax identification number to the Trustee in order to avoid this possible "back-up withholding" in the event the Trustee has not been previously provided such number.

Accrued interest paid on redemption shall be withdrawn from the Interest Account of such Trust or, if the balance therein is insufficient, from the Principal Account of such Trust. All other amounts will be withdrawn from the Principal Account of such Trust. The Trustee is empowered to sell underlying Securities of a Trust in order to make funds available for redemption. Units so redeemed shall be cancelled.

The Redemption Price per Unit (as well as the secondary market Public Offering Price) will be determined on the basis of the bid price of the Securities in each Trust, while the initial and primary Public Offering Price of Units will be determined on the basis of the offering price of the Securities in each Trust, as of 4:00 P.M. Eastern time on days of trading on the New York Stock Exchange on the date any such determination is made. On the Date of Deposit the Public Offering Price per Unit (which is based on the offering prices of the Bonds in each Trust and includes the sales charge) exceeded the value at which Units could have been redeemed (based upon the current bid prices of the Securities in such Trust) by the amount shown under "Summary of Essential Financial Information" . While the Trustee has the power to determine the Redemption Price per Unit when Units are tendered for redemption, such authority has been delegated to the Evaluator which determines the price per Unit on a daily basis. The Redemption Price per Unit is the pro rata share of each Unit in each Trust on the basis of (i) the cash on hand in such Trust or moneys in the process of being collected, (ii) the value of the Securities in such Trust based on the bid prices of the Securities therein, except for cases in which the value of insurance has been included, (iii) interest accrued thereon, less (a) amounts representing taxes or other governmental charges payable out of such Trust and (b) the accrued expenses of such Trust. The Evaluator may determine the value of the Securities in each Trust by employing any of the methods set forth in "Public Offering--Offering Price" . In determining the Redemption Price per Unit no value will be assigned to the portfolio insurance maintained on the Bonds in an Insured Trust unless such Bonds are in default in payment of principal or interest or in significant risk of such default. For a description of the situations in which the Evaluator may value the insurance obtained by the Insured Trusts, see "
Public Offering--Offering Price" above.

The price at which Units may be redeemed could be less than the price paid by the Unitholder and may be less than the par value of the Securities represented by the Units so redeemed. As stated above, the Trustee may sell Securities to cover redemptions. When Securities are sold, the size and diversity of the affected Trust will be reduced. Such sales may be required at a time when Securities would not otherwise be sold and might result in lower prices than might otherwise be realized.

The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or during which the Securities and Exchange Commission determines that trading on that Exchange is restricted or an emergency exists, as a result of which disposal or evaluation of the Securities in the Trusts is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit. Under certain extreme circumstances the Sponsor may apply to the Securities and Exchange Commission for an order permitting a full or partial suspension of the right of Unitholders to redeem their Units.

Reports Provided. The Trustee shall furnish Unitholders of a Trust in connection with each distribution a statement of the amount of interest and the amount of other receipts (received since the preceding distribution), if any, being distributed expressed in each case as a dollar amount representing the pro rata share of each Unit of a Trust outstanding. For as long as the Trustee deems it to be in the best interests of the Unitholders, the accounts of each Trust shall be audited, not less frequently than annually, by independent certified public accountants and the report of such accountants shall be furnished by the Trustee to Unitholders of such Trusts upon request. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person who at any time during the calendar year was a registered Unitholder of a Trust a statement (i) as to the Interest
Account: interest received (including amounts representing interest received upon any disposition of Securities) and the percentage of such interest by states in which the issuers of the Securities are located, deductions for applicable taxes and for fees and expenses of such Trust, for purchases of Replacement Bonds and for redemptions of Units, if any, and the balance remaining after such distributions and deductions, expressed in each case both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year;
(ii) as to the Principal Account: the dates of disposition of any Securities and the net proceeds received therefrom (excluding any portion representing accrued interest), the amount paid for purchases of Replacement Bonds and for redemptions of Units, if any, deductions for payment of applicable taxes and fees and expenses of the Trustee, the amount of "when issued" interest treated as a return of capital, if any, and the balance remaining after such distributions and deductions expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (iii) a list of the Securities held and the number of Units outstanding on the last business day of such calendar year; (iv) the Redemption Price per Unit based upon the last computation thereof made during such calendar year; and (v) amounts actually distributed during such calendar year from the Interest and Principal Accounts, separately stated, expressed both as total dollar amounts and as dollar amounts representing the pro rata share of each Unit outstanding.

In order to comply with Federal and state tax reporting requirements, Unitholders will be furnished, upon request to the Trustee, evaluations of the Securities in a Trust furnished to it by the Evaluator.

Each distribution statement of a Trust will reflect pertinent information in respect of the other plan of distribution so that Unitholders may be informed regarding the results of such other plan of distribution.

INSURANCE ON THE BONDS IN THE INSURED TRUSTS

Insurance has been obtained by each Insured Trust or by the issuer of such Bonds, or by a prior owner of such Bonds, or by the Sponsor prior to the deposit of such Bonds in a Trust guaranteeing prompt payment of interest and principal, when due, in respect of the Bonds in such Trust. See "
Unitholder Explanations--Settlement of Bonds in the Trusts--Objectives and Securities Selection" . An insurance policy obtained by an Insured Trust, if any, is non-cancellable and will continue in force so long as such Trust is in existence, the respective Portfolio Insurer referred to below is still in business and the Bonds described in such policy continue to be held by such Trust (see "Portfolio" for the respective Insured Trust). Any portfolio insurance premium for an Insured Trust, which is an obligation of such Trust, is paid by each Trust on a monthly basis. Non-payment of premiums on a policy obtained by an Insured Trust will not result in the cancellation of insurance but will force the insurer to take action against the Trustee to recover premium payments due it. The Trustee in turn will be entitled to recover such payments from such Trust. Premium rates for each issue of Bonds protected by a policy obtained by an Insured Trust, if any, are fixed for the life of the Trust. The premium for any Preinsured Bond insurance has been paid by such issuer, by a prior owner of such Bonds or the Sponsor and any such policy or policies are non-cancellable and will continue in force so long as the Bonds so insured are outstanding and the respective Preinsured Bond Insurer remains in business. If the provider of an original issuance insurance policy is unable to meet its obligations under such policy or if the rating assigned to the claims-paying ability of any such insurer deteriorates, the Portfolio Insurers have no obligation to insure any issue adversely affected by either of the above described events.

The aforementioned portfolio insurance obtained by an Insured Trust, if any, guarantees the timely payment of principal and interest on the Bonds as they fall due. For the purposes of insurance obtained by an Insured Trust, " when due" generally means the stated maturity date for the payment of principal and interest. However, in the event (a) an issuer of a Bond defaults in the payment of principal or interest on such Bond, (b) such issuer enters into a bankruptcy proceeding or (c) the maturity of such Bond is accelerated, the affected Portfolio Insurer has the option, in its sole discretion, after receiving notice of the earliest to occur of such a default, bankruptcy proceeding or acceleration to pay the outstanding principal amount of such Bond plus accrued interest to the date of such payment and thereby retire the Bond from the affected Trust prior to such Bond's stated maturity date. The insurance does not guarantee the market value of the Bonds or the value of the Units. Insurance obtained by an Insured Trust, if any, is only effective as to Bonds owned by and held in such Trust. In the event of a sale of any such Bond by the Trustee, such insurance terminates as to such Bond on the date of sale.

Pursuant to an irrevocable commitment of the Portfolio Insurers, the Trustee, upon the sale of a Bond covered under a portfolio insurance policy obtained by an Insured Trust, has the right to obtain permanent insurance with respect to such Bond (i.e., insurance to maturity of the Bonds regardless of the identity of the holder thereof) (the "Permanent Insurance" ) upon the payment of a single predetermined insurance premium and any expenses related thereto from the proceeds of the sale of such Bond. Accordingly, any Bond in an Insured Trust is eligible to be sold on an insured basis. It is expected that the Trustee would exercise the right to obtain Permanent Insurance only if upon such exercise the affected Trust would receive net proceeds (sale of Bond proceeds less the insurance premium and related expenses attributable to the Permanent Insurance) from such sale in excess of the sale proceeds if such Bonds were sold on an uninsured basis. The insurance premium with respect to each Bond eligible for Permanent Insurance would be determined based upon the insurability of each Bond as of the Date of Deposit and would not be increased or decreased for any change in the creditworthiness of each Bond.

The Sponsor believes that the Permanent Insurance option provides an advantage to an Insured Trust in that each Bond insured by a Trust insurance policy may be sold out of the affected Trust with the benefits of the insurance attaching thereto. Thus, the value of the insurance, if any, at the time of sale, can be realized in the market value of the Bond so sold (which is not the case in connection with any value attributable to an Insured Trust's portfolio insurance). See "Public Offering--Offering Price" . Because any such insurance value may be realized in the market value of the Bond upon the sale thereof upon exercise of the Permanent Insurance option, the Sponsor anticipates that (a) in the event an Insured Trust were to be comprised of a substantial percentage of Bonds in default or significant risk of default, it is much less likely that such Trust would need at some point in time to seek a suspension of redemptions of Units than if such Trust were to have no such option (see "Public Offering--Redemption of Units" ) and (b) at the time of termination of an Insured Trust, if such Trust were holding defaulted Bonds or Bonds in significant risk of default such Trust would not need to hold such Bonds until their respective maturities in order to realize the benefits of such Trust's portfolio insurance (see "Trust Administration--Amendment or Termination" ).

Except as indicated below, insurance obtained by an Insured Trust has no effect on the price or redemption value of Units. It is the present intention of the Evaluator to attribute a value for such insurance (including the right to obtain Permanent Insurance) for the purpose of computing the price or redemption value of Units if the Bonds covered by such insurance are in default in payment of principal or interest or in significant risk of such default. The value of the insurance will be the difference between (i) the market value of a Bond which is in default in payment of principal or interest or in significant risk of such default assuming the exercise of the right to obtain Permanent Insurance (less the insurance premium and related expenses attributable to the purchase of Permanent Insurance) and (ii) the market value of such Bonds not covered by Permanent Insurance. See "Public Offering--Offering Price" . It is also the present intention of the Trustee not to sell such Bonds to effect redemptions or for any other reason but rather to retain them in the portfolio because value attributable to the insurance cannot be realized upon sale. See "Public Offering--Offering
Price" herein for a more complete description of an Insured Trust's method of valuing defaulted Bonds and Bonds which have a significant risk of default. Insurance obtained by the issuer of a Bond is effective so long as such Bond is outstanding. Therefore, any such insurance may be considered to represent an element of market value in regard to the Bonds thus insured, but the exact effect, if any, of this insurance on such market value cannot be predicted.

The portfolio insurance policy or policies obtained by an Insured Trust, if any, with respect to the Bonds in such Trust were issued by one or more of the Portfolio Insurers. Any other Preinsured Bond insurance policy (or commitment therefor) was issued by one of the Preinsured Bond Insurers. See "
Unitholder Explanations--Settlement of Bonds in the Trusts--Objectives and Securities Selection" .

AMBAC Indemnity Corporation ("AMBAC Indemnity" ) is a
Wisconsin-domiciled stock insurance corporation regulated by the Office of the Commissioner of Insurance of the State of Wisconsin and licensed to do business in 50 states, the District of Columbia and the Commonwealth of Puerto Rico, with admitted assets of approximately $2,145,000,000 (unaudited) and statutory capital of approximately $782,000,000 (unaudited) as of December 31, 1994. Statutory capital consists of AMBAC Indemnity's policyholders' surplus and statutory contingency reserve. AMBAC Indemnity is a wholly owned subsidiary of AMBAC Inc., a 100% publicly-held company. Moody's Investors Service, Inc. and Standard & Poor's have both assigned a triple-A claims-paying ability rating to AMBAC Indemnity.

Copies of its financial statements prepared in accordance with statutory accounting standards are available from AMBAC Indemnity. The address of AMBAC Indemnity's administrative offices and its telephone number are One State Street Plaza, 17th Floor, New York, New York, 10004 and (212) 668-0340.

AMBAC Indemnity has entered into quota share reinsurance agreements under which a percentage of the insurance underwritten pursuant to certain municipal bond insurance programs of AMBAC Indemnity has been and will be assumed by a number of foreign and domestic unaffiliated reinsurers.

MBIA Insurance Corporation ("MBIA" ) is the principal operating subsidiary of MBIA Inc., a New York Stock Exchange listed company. MBIA Inc. is not obligated to pay the debts of or claims against MBIA. MBIA is a limited liability corporation rather than a several liability association. MBIA is domiciled in the State of New York and licensed to do business in all fifty states, the District of Columbia, the Commonwealth of the Northern Mariana Islands, the Commonwealth of Puerto Rico, the Virgin Islands of the United States and the Territory of Guam. As of September 30, 1995 MBIA had admitted assets of $3.7 billion (unaudited), total liabilities of $2.5 billion (unaudited), and total capital and surplus of $1.2 billion (unaudited) determined in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities. As of December 31, 1994, the Insurer had admitted assets of $3.4 billion (audited), total liabilities of $2.3 billion (audited), and total capital and surplus of $1.1 billion (audited) determined in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities. Copies of MBIA's year end financial statements prepared in accordance with statutory accounting practices are available from MBIA. The address of MBIA is 113 King Street, Armonk, New York 10504.

Effective December 31, 1989, MBIA Inc. acquired Bond Investors Group, Inc. On January 5, 1990, MBIA acquired all of the outstanding stock of Bond Investors Group, Inc., the parent of Bond Investors Guaranty Insurance Company (BIG), now known as MBIA Insurance Corp. of Illinois. Through a reinsurance agreement, BIG has ceded all of its net insured risks, as well as its unearned premium and contingency reserves, to MBIA and MBIA has reinsured BIG's net outstanding exposure.

Moody's Investors Service, Inc. rates all bond issues insured by MBIA " Aaa" and short term loans "MIG 1," both designated to be of the highest quality.

Standard & Poor's rates all new issues insured by MBIA "AAA" Prime
Grade.

The Moody's Investors Service, Inc. rating of MBIA should be evaluated independently of the Standard & Poor's rating of MBIA. No application has been made to any other rating agency in order to obtain additional ratings on the Bonds. The ratings reflect the respective rating agency's current assessment of the creditworthiness of MBIA and its ability to pay claims on its policies of insurance. Any further explanation as to the significance of the above ratings may be obtained only from the applicable rating agency.

The above ratings are not recommendations to buy, sell or hold the Bonds, and such ratings may be subject to revision or withdrawal at any time by the rating agencies. Any downward revision or withdrawal of either or both ratings may have an adverse effect on the market price of the Bonds.

Financial Guaranty Insurance Company ("Financial Guaranty" or "
FGIC" ) is a wholly-owned subsidiary of FGIC Corporation (the "
Corporation" ), a Delaware holding company. The Corporation is a wholly-owned subsidiary of General Electric Capital Corporation ("GECC"
). Neither the Corporation nor GECC is obligated to pay the debts of or the claims against Financial Guaranty. Financial Guaranty is domiciled in the State of New York and is subject to regulation by the State of New York Insurance Department. As of September 30, 1995, the total capital and surplus of Financial Guaranty was approximately $994,500,000. Copies of Financial Guaranty's financial statements, prepared on the basis of statutory accounting principles, and the Corporation's financial statements, prepared on the basis of generally accepted accounting principles, may be obtained by writing to Financial Guaranty at 115 Broadway, New York, New York 10006, Attention:
Communications Department, telephone number: (212) 312-3000 or to the New York State Insurance Department at 160 West Broadway, 18th Floor, New York, New York 10013, Attention: Property Companies Bureau, telephone number: (212) 621-0389.

In addition, Financial Guaranty Insurance Company is currently licensed to write insurance in all 50 states and the District of Columbia.

Financial Security Assurance, Inc. ("Financial Security" or "
FSA" ) is a monoline insurance company incorporated on March 16, 1984 under the laws of the State of New York. The operations of Financial Security commenced on July 25, 1985, and Financial Security received its New York State insurance license on September 23, 1985. Financial Security and its two wholly owned subsidiaries are licensed to engage in the financial guaranty insurance business in 49 states, the District of Columbia and Puerto Rico.

Financial Security and its subsidiaries are engaged exclusively in the business of writing financial guaranty insurance, principally in respect of asset-backed and other collateralized securities offered in domestic and foreign markets. Financial Security and its subsidiaries also write financial guaranty insurance in respect of municipal and other obligations and reinsure financial guaranty insurance policies written by other leading insurance companies. In general, financial guaranty insurance consists of the issuance of a guaranty of scheduled payments of an issuer's securities, thereby enhancing the credit rating of those securities, in consideration for payment of a premium to the insurer.

Financial Security is approximately 91.6% owned by U S WEST, Inc. and 8.4% owned by The Tokio Marine and Fire Insurance Co., Ltd. ("Tokio Marine"
). Neither U S WEST, Inc. nor Tokio Marine is obligated to pay the debts of or the claims against Financial Security. Financial Security is domiciled in the State of New York and is subject to regulation by the State of New York Insurance Department. As of March 31, 1993, the total policyholders' surplus and contingency reserves and the total unearned premium reserve, respectively, of Financial Security and its consolidated subsidiaries were, in accordance with generally accepted accounting principles, approximately $479,110,000 (unaudited) and $220,078,000 (unaudited), and the total shareholders' equity and the total unearned premium reserve, respectively, of Financial Security and its consolidated subsidiaries were, in accordance with generally accepted accounting principles, approximately $628,119,000 (unaudited) and $202,493,000 (unaudited). Copies of Financial Security's financial statements may be obtained by writing to Financial Security at 350 Park Avenue, New York, New York, 10022, Attention: Communications Department. Its telephone number is
(212) 826-0100.

Pursuant to an intercompany agreement, liabilities on financial guaranty insurance written by Financial Security or either of its subsidiaries are reinsured among such companies on an agreed-upon percentage substantially proportional to their respective capital, surplus and reserves, subject to applicable statutory risk limitations. In addition, Financial Security reinsures a portion of its liabilities under certain of its financial guaranty insurance policies with unaffiliated reinsurers under various quota share treaties and on a transaction-by-transaction basis. Such reinsurance is utilized by Financial Security as a risk management device and to comply with certain statutory and rating agency requirements; it does not alter or limit Financial Security's obligations under any financial guaranty insurance policy.

Financial Security's claims-paying ability is rated "Aaa" by Moody's
Investors Service, Inc., and "AAA" by Standard & Poor's, Nippon
Investors Service Inc., Duff & Phelps Inc. and Australian Ratings Pty. Ltd. Such ratings reflect only the views of the respective rating agencies, are not recommendations to buy, sell or hold securities and are subject to revision or withdrawal at any time by such rating agencies.

Capital Guaranty Insurance Company ("Capital Guaranty" ) is a "
Aaa/AAA" rated monoline stock insurance company incorporated in the State of Maryland, and is a wholly owned subsidiary of Capital Guaranty Corporation, a Maryland insurance holding company. Capital Guaranty Corporation is a publicly owned company whose shares are traded on the New York Stock Exchange.

Capital Guaranty is authorized to provide insurance in all 50 states, the District of Columbia, the Commonwealth of Puerto Rico, Guam and the U.S. Virgin Islands. Capital Guaranty focuses on insuring municipal securities and our policies guaranty the timely payment of principal and interest when due for payment on new issue and secondary market issue municipal bond transactions. Capital Guaranty's claims-paying ability is rated "
Triple-A" by both Moody's and Standard & Poor's. Therefore, if Capital Guaranty insures an issue with a stand alone rating of less than "
Triple-A," such issue would be "upgraded" to "Aaa/AAA" by virtue of Capital Guaranty's Insurance.

 As of September 30, 1995, Capital Guaranty had more than $19.0 billion in net exposure outstanding (excluding defeased issues). The total statutory policyholders' surplus and contingency reserve of Capital Guaranty was $204,642,000, and the total admitted assets were $326,802,226 as reported to the Insurance Department of the State of Maryland as of September 30, 1995. Financial statements for Capital Guaranty Insurance Company, that have been prepared in accordance with statutory insurance accounting standards, are available upon request. The address of Capital Guaranty's headquarters and its telephone number are Steuart Tower, 22nd Floor, One Market Plaza, San Francisco, CA 94105-1413 and (415) 995-8000.

CapMAC is a New York-domiciled monoline stock insurance company which engages only in the business of financial guarantee and surety insurance. CapMAC is licensed in 50 states in addition to the District of Columbia, the Commonwealth of Puerto Rico and the territory of Guam. CapMAC insures structured asset-backed, corporate, municipal and other financial obligations in the U.S. and international capital markets. CapMAC also provides financial guarantee reinsurance for structured asset-backed, corporate, municipal and other financial obligations written by other major insurance companies.

CapMAC's claims-paying ability is rated "Aaa" by Moody's Investors
Service, Inc., "AAA" by Standard & Poor's, "AAA" by Duff &
Phelps Credit Rating Co. and "AAA" by Nippon Investors Service Inc.
Such ratings reflect only the views of the respective rating agencies, are not recommendations to buy, sell or hold securities and are subject to revision or withdrawal at any time by such rating agencies.

CapMAC is wholly owned by CapMAC Holdings Inc. ("Holdings" ), a company that is owned by a group of institutional and other investors, including CapMAC's management and employees. Neither Holdings nor any of its stockholders is obligated to pay any claims under any policy issued by CapMAC or any debts of CapMAC or to make additional capital contributions.

CapMAC is regulated by the Superintendent of Insurance of the State of New York. In addition, CapMAC is subject to regulation by the insurance departments of the other jurisdictions in which it is licensed. Such insurance laws regulate, among other things, the amount of net exposure per risk that CapMAC may retain, capital transfers, dividends, investment of assets, changes in control, transactions with affiliates and consolidations and acquisitions. CapMAC is subject to periodic regulatory examinations by the same regulatory authorities.

CapMAC's obligations under the Policy(s) may be reinsured. Such reinsurance does not relieve CapMAC of any of its obligations under the Policy(s).

THE POLICY IS NOT COVERED BY THE PROPERTY/CASUALTY INSURANCE SECURITY FUND SPECIFIED IN ARTICLE 76 OF THE NEW YORK INSURANCE LAW.

As at December 31, 1994 and 1993, CapMAC had qualified statutory capital (which consists of policyholders' surplus and contingency reserve) of approximately $170 million and $168 million, respectively, and had not incurred any debt obligations. Article 69 of the New York State Insurance Law requires CapMAC to establish and maintain the contingency reserve, which is available to cover claims under policies issued by CapMAC.

Copies of CapMAC's financial statements prepared in accordance with statutory accounting standards, which differ from generally accepted accounting principles, and filed with the Insurance Department of the State of New York are available upon request. CapMAC is located at 885 Third Avenue, New York, New York 10022, and its telephone number is (212) 755-1155.

In order to be in an Insured Trust, Bonds must be insured by one of the Preinsured Bond Insurers or be eligible for the insurance being obtained by such Trust. In determining eligibility for insurance, the Preinsured Bond Insurers, AMBAC Indemnity and Financial Guaranty have applied their own standards which correspond generally to the standards they normally use in establishing the insurability of new issues of municipal bonds and which are not necessarily the criteria used in the selection of Bonds by the Sponsor. To the extent the standards of the Preinsured Bond Insurers, AMBAC Indemnity and Financial Guaranty are more restrictive than those of the Sponsor, the previously stated Trust investment criteria have been limited with respect to the Bonds. This decision is made prior to the Date of Deposit, as debt obligations not eligible for insurance are not deposited in an Insured Trust. Thus, all of the Bonds in the portfolios of the Insured Trusts in the Fund are insured either by the respective Trust or by the issuer of the Bonds, by a prior owner of such Bonds or by the Sponsor prior to the deposit of such Bonds in a Trust.

Because the Bonds are insured by one of the Portfolio Insurers or one of the Preinsured Bond Insurers as to the timely payment of principal and interest, when due, and on the basis of the various reinsurance agreements in effect, Standard & Poor's has assigned to the Units of each Insured Trust its "
AAA" investment rating. See "Description of Securities Ratings" .
The obtaining of this rating by an Insured Trust should not be construed as an approval of the offering of the Units by Standard & Poor's or as a guarantee of the market value of such Trust or of the Units.

An objective of portfolio insurance obtained by an Insured Trust is to obtain a higher yield on the portfolio of such Trust than would be available if all the Securities in such portfolio had Standard & Poor's "AAA" rating and yet at the same time to have the protection of insurance of prompt payment of interest and principal, when due, on the Bonds. There is, of course, no certainty that this result will be achieved. Preinsured Bonds in an Insured Trust (all of which are rated "AAA" by Standard & Poor's) may or may not have a higher yield than uninsured bonds rated "AAA" by Standard &
Poor's. In selecting such Bonds for an Insured Trust, the Sponsor has applied the criteria hereinbefore described.

In the event of nonpayment of interest or principal, when due, in respect of a Bond, AMBAC Indemnity shall make such payment not later than 30 days and Financial Guaranty shall make such payment within one business day after the respective insurer has been notified that such nonpayment has occurred or is threatened (but not earlier than the date such payment is due). The insurer, as regards any payment it may make, will succeed to the rights of the Trustee in respect thereof. All policies issued by the Portfolio Insurers and the Preinsured Bond Insurers are substantially identical insofar as obligations to an Insured Trust are concerned.

The Internal Revenue Service has issued a letter ruling which holds in effect that insurance proceeds representing maturing interest on defaulted municipal obligations paid to holders of insured bonds, under policy provisions substantially identical to the policies described herein, will be excludable from Federal gross income under Section 103(a)(1) of the Internal Revenue Code to the same extent as if such payments were made by the issuer of the municipal obligations. Holders of Units in an Insured Trust should discuss with their tax advisers the degree of reliance which they may place on this letter ruling. However, Chapman and Cutler, counsel for the Sponsor, has given an opinion to the effect such payment of proceeds would be excludable from Federal gross income if, and to the same extent as, such interest would have been so excludable if paid by the issuer of the defaulted obligations. See "Other Matters--Federal Tax Status" .

Each Portfolio Insurer is subject to regulation by the department of insurance in the state in which it is qualified to do business. Such regulation, however, is no guarantee that each Portfolio Insurer will be able to perform on its contract of insurance in the event a claim should be made thereunder at some time in the future. At the date hereof, it is reported that no claims have been submitted or are expected to be submitted to any of the Portfolio Insurers which would materially impair the ability of any such company to meet its commitment pursuant to any contract of bond or portfolio insurance.

The information relating to each Portfolio Insurer has been furnished by such companies. The financial information with respect to each Portfolio Insurer appears in reports filed with state insurance regulatory authorities and is subject to audit and review by such authorities. No representation is made herein as to the accuracy or adequacy of such information or as to the absence of material adverse changes in such information subsequent to the dates thereof.

The Bonds in the Insured Trusts are insured as follows:


                      Bonds insured           Bonds insured
                      under AMBAC             under Financial
                      Indemnity               Guaranty                Preinsured    Total
Trust                 portfolio insurance     portfolio insurance     Bonds
IM-IT................ --                      --                      100%          100%
Missouri IM-IT....... --                      --                      100%          100%
Pennsylvania IM-IT... --                      --                      100%          100%

The breakdown of the Preinsured Bonds is as follows: IM-IT-- AMBAC Indemnity 11%, MBIA 44% and FSA 45%; Missouri IM-IT Trust-- Capital Guaranty 57%, MBIA 27% and FSA 16%; Pennsylvania IM-IT Trust-- AMBAC Indemnity 20%, Financial Guaranty 37%, MBIA 27% and FSA 16%.



IM-IT

General. The IM-IT consists of 11 issues of Securities. One of the Bonds in the IM-IT is a general obligation of the governmental entity issuing it and is backed by the taxing power thereof. The remaining issues are payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. These issues are located in 11 states or territories, divided by purpose of issues (and percentage of principal amount to total IM-IT) as follows: Water and Sewer, 2 (23%); General Obligations, 1 (11%); Health Care, 1 (11%); Industrial Revenue, 1 (11%); Retail Electric/Gas, 1 (11%); Single Family Mortgage Revenue, 1 (11%); Transportation, 1 (11%); Higher Education, 1 (7%); Public Building, 1 (3%) and Tax District, 1 (1%). No Bond issue has received a provisional rating. The dollar weighted average maturity of the Bonds in the Trust is 31 years.

Tax Status. For a discussion of the Federal tax status of income earned on IM-IT Trust Units, see "Other Matters--Federal Tax Status" .



                                                                                          Semi-
Per Unit Information:                                                        Monthly      Annual
Calculation of Estimated Net Annual Unit Income <F1>:
 Estimated Annual Interest Income per Unit................................. $     52.10  $    52.10
 Less: Estimated Annual Expense per Unit <F2>.............................. $      1.87  $     1.41
 Less: Annual Premium on Portfolio Insurance per Unit......................          --          --
 Estimated Net Annual Interest Income per Unit............................. $     50.23  $    50.69
Calculation of Estimated Interest Earnings per Unit:
 Estimated Net Annual Interest Income per Unit............................. $     50.23  $    50.69
 Divided by 12 and 2, respectively......................................... $      4.19  $    25.35
Estimated Daily Rate of Net Interest Accrual per Unit...................... $    .13952  $   .14078
Estimated Current Return Based on Public Offering Price <F1><F3><F4><F5>...        5.02%       5.07%
Estimated Long-Term Return <F3><F4><F5>....................................        5.04%       5.08%
Estimated Initial Monthly Distribution (March 1996)........................ $      4.88
Estimated Initial Semi-annual Distribution (June 1996).....................              $    17.60
Estimated Normal Distribution per Unit <F5>................................ $      4.19  $    25.35

Trustee's Annual Fee <F1>...... $.91 and $.51 per $1,000 principal amount of Bonds, respectively, for those portions of the IM-IT
                                Trust under the monthly and semi-annual distribution plans
Record and Computation Dates... TENTH day of the month as follows: monthly--each month; semi-annual--June and December
Distribution Dates............. TWENTY-FIFTH day of the month as follows: monthly--each month; semi-annual--
                                June and December commencing March 25, 1996

<F1>During the first year the Trustee will reduce its fee by approximately $.30 per Unit (which amount is the estimated interest to be earned per Unit prior to the expected delivery dates for the "when, as and if issued" Bonds included in this Trust). Should such estimated interest exceed such amount, the Trustee will reduce its fee up to its annual fee. After the first year, the Trustee's fee will be that amount indicated above. Estimated Annual Interest Income per Unit will be increased to $52.40. Estimated Annual Expense per Unit (excluding insurance) will be increased to $2.17 and $1.71 under the monthly and semi-annual distribution plans, respectively; and Estimated Net Annual Interest Income per Unit will remain the same as shown. See "
Estimated Current Returns and Estimated Long-Term Returns."

<F2>Excluding insurance costs. The Estimated Annual Expenses are expected to fluctuate periodically (see "Trust Administration--Fund Administration and Expenses--Miscellaneous Expenses" ).

<F3>The Estimated Current Returns and Estimated Long-Term Returns are increased for transactions entitled to a reduced sales charge. See "Unitholder Explanations--Public Offering--General" .

<F4>The Estimated Current Returns are calculated by dividing the Estimated Net
Annual Interest Income per Unit by the Public Offering Price. The Estimated Net Annual Interest Income per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Securities while the Public Offering Price will vary with changes in the offering price of the underlying Securities; therefore, there is no assurance that the present Estimated Current Returns indicated above will be realized in the future. The Estimated Long-Term Returns are calculated using a formula which (1) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all of the Securities in the Trust and (2) takes into account the expenses and sales charge associated with each Trust Unit. Since the market values and estimated retirements of the Securities and the expenses of the Trust will change, there is no assurance that the present Estimated Long-Term Returns as indicated above will be realized in the future. The Estimated Current Returns and Estimated Long-Term Returns are expected to differ because the calculation of the Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculation includes only net annual interest income and Public Offering Price.

<F5>These figures are based on estimated per Unit cash flows. Estimated cash flows will vary with changes in fees and expenses, with changes in current interest rates and with the principal prepayment, redemption, maturity, call, exchange or sale of the underlying Securities. The estimated cash flows for this Series are set forth under "Estimated Cash Flows to Unitholders" .

INSURED MUNICIPALS INCOME TRUST
SERIES 365(IM-IT AND QUALITY MULTI-SERIES 266)
PORTFOLIO As of January 31, 1996
                   Name of Issuer, Title, Interest Rate and Maturity Date                                      Offering
Aggregate          of either Bonds Deposited or Bonds Contracted                           Redemption          Price To
Principal<F1>      for<F1><F5>                                                 Rating<F2>  Feature<F3>         IM-IT<F4>
$      600,000     Board of Trustees for the Vincennes University,
                   Indiana, Vincennes University Housing and Dining System
                   Revenue Bonds, Series 1996 (MBIA Insured)**  #5.125%                    2006 @ 102
                   Due 10/1/2021 ..........................................           AAA  2017 @ 100 S.F.     $     565,950
       100,000     Wisconsin Center District, Senior Dedicated Tax Revenue
                   Bonds, Series 1996A (MBIA Insured)  #0.00% Due
                   12/15/2021 .............................................           AAA                             23,475   <F6>
       210,000     Bellevue Convention Center Authority, King County,
                   Washington, Special Obligation Revenue Refunding Bonds,
                   Series 1994 (MBIA Insured)  #0.00% Due 2/1/2023 ........           AAA                             45,683   <F6>
     1,000,000     Industrial Development Authority of the City of
                   Alexandria, Virginia, Pollution Control Revenue
                   Refunding Bonds (Potomac Electric Project) Series 1994
                   (MBIA Insured)  #5.375% Due 2/15/2024 ..................           AAA  2004 @ 102                987,220
     1,000,000     Metropolitan Transportation Authority, New York,
                   Commuter Facilities Revenue Bonds (Grand Central
                   Terminal) Series 1995-1 (FSA Insured)   #5.70% Due                      2005 @ 101
                   7/1/2024 ...............................................           AAA  2016 @ 100 S.F.         1,014,320
     1,000,000     City of Detroit, Michigan, Water Supply System Revenue
                   Bonds, Second Lien Bonds, Series 1995A (MBIA Insured)                   2005 @ 101
                   #5.50% Due 7/1/2025 ....................................           AAA  2016 @ 100 S.F.           995,610
     1,000,000     School District of Philadelphia, Pennsylvania,
                   Unlimited Tax- General Obligation Bonds, Series 1995B                   2005 @ 101
                   (AMBAC  Indemnity Insured)   #5.50% Due 9/1/2025 .......           AAA  2019 @ 100 S.F.           997,500
     1,000,000     Wisconsin Health and Educational Facilities Authority,
                   Revenue Bonds (Aurora Medical Group, Inc. Project)                      2006 @ 102
                   Series 1995  (FSA Insured)   #5.75% Due 11/15/2025 .....           AAA  2017 @ 100 S.F.         1,005,000
     1,000,000     Fairfield Redevelopment Agency, California, Tax
                   Allocation Bonds (Housing Set-Aside Revenues) Series                    2004 @ 102
                   1996 (FSA Insured)**   #5.50% Due 8/1/2026 .............           AAA  2015 @ 100 S.F.           993,330
     1,000,000     Pollution Control Financing Authority of Salem County
                   (New Jersey) Pollution Control Revenue Refunding Bonds
                   (Public Service Electric and Gas Company Project)
                   Series 1993  (MBIA Insured)   5.55% Due 11/1/2033 ......           AAA  2003 @ 102              1,000,000
     1,000,000     West Virginia Water Development Authority, Water
                   Development Revenue Refunding Bonds (Loan Program II)                   2005 @ 102
                   Series 1995A (FSA Insured)  #5.625% Due 11/1/2033 ......           AAA  2026 @ 100 S.F.         1,007,030
$    8,910,000                                                                                                 $   8,635,118

All of the Bonds in the portfolio are insured by either one of the Preinsured Bond Insurers as indicated in the Bond name. See "Unitholder
Explanations--Insurance on the Bonds in the Insured Trusts" .

For an explanation of the footnotes used on this page, see "Notes to Portfolios" .

MISSOURI IM-IT TRUST

General. The Missouri IM-IT Trust consists of 8 issues of Securities. None of the Bonds in the Missouri IM-IT Trust are general obligations of the governmental entities issuing them or are backed by the taxing power thereof. All of the issues are payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. These issues are divided by purpose of issues (and percentage of principal amount to total Missouri IM-IT Trust) as follows: Public Education, 2 (28%); Health Care, 2 (20%); Retail Electric/Gas, 1 (17%); Industrial Revenue, 1 (15%); General Purpose, 1 (14%) and Public Building, 1 (6%). No Bond issue has received a provisional rating.

Risk Factors. The following discussion regarding constitutional limitations and the economy of the State of Missouri is included for the purpose of providing general information that may or may not affect issuers of the Bonds in Missouri.

Currently, Missouri has a population of over 5 million people. Missouri's population has climbed steadily upward, averaging an increase of approximately 6% each decade. Population projections indicate by the year 2010, there will be about 5.5 million people in Missouri, a continuation of the steady, moderate growth which has been the trend. Farming plays a vital role in Missouri's economy. Cash receipts from sales of crops and livestock average $3.8 billion annually. These cash receipts come from a variety of agricultural commodities produced in the State. The largest portion of the State's agricultural income comes from the production of meat animals (36.6%). Oil crops account for 18.9%; feed crops 13.3%; dairy products 8.6%; poultry and eggs 11.2%; food grains 4.0%; miscellaneous crops 3.3%; cotton 3.4% and miscellaneous 0.7%.

According to data obtained by the Missouri Division of Employment Security, in 1993 over two million workers had nonagricultural jobs in Missouri. Nearly 27% of these workers were employed in services, approximately 24% were employed in wholesale and retail trade, and 17% were employed in manufacturing. In the last ten years, Missouri has experienced a significant increase in employment in the service sector and in wholesale and retail trade. In 1993, per capita personal income in Missouri was $19,463, a 2.6% increase over the 1992 figure of $18,970. For the United States as a whole, per capita income in 1993 was $20,817, a 3.6% increase over the 1992 per capita income of $20,105.

The total value of Missouri's annual mineral production in 1992 exceeded $1.1 billion. The State ranked first nationally in the production of lime and lead. It ranked second in production of crude iron oxide pigments; third in barite, fire clay and iron pigments; fourth in zinc; fifth in portland cement; sixth in copper and eighth in sliver. Mining employment totaled 4,700 jobs. Missouri ranks 11th in the nation in the production of non-fuel minerals.

Although the June 1993 revenue estimate had been revised downward by $27.5 million, the State budget for Fiscal Year 1993 remained balanced due primarily to delayed spending for desegregation capital projects. The downward revision in revenues was considered necessary because of weak economic performance, and more importantly an economic outlook for the second half of Fiscal Year 1993 which projected slower growth than was anticipated in June 1992.

For Fiscal Year 1994, the majority of revenues for the State of Missouri were obtained from individual income taxes (53.1%), sales and use taxes (30.0%), corporate income taxes (5.9%) and county foreign insurance taxes (3.0%). Major expenditures for Fiscal Year 1994 included elementary and secondary education (30.6%), human services (25.4%), higher education (14.8%), desegregation (8.9%), corrections and public safety (5.1%) and judiciary and general assembly (2.7%).

The Fiscal Year 1994 budget balanced resources and obligations based on the consensus revenue and refund estimate and an opening balance resulting from continued withholdings and delayed spending for desegregation capital projects. The total general revenue operating budget for Fiscal Year 1994 exclusive of desegregation is $3,844.6 million. The court-ordered desegregation estimate in $377.7 million, an increase of $30.7 million over the revised Fiscal Year 1993 estimate.

For Fiscal Year 1995 revenues are projected at $5,225.5 million. This does not include $64 million in transfers or a carryover balance of approximately $274.6 million. Expenditures are projected at $5,270.8 million, including $58 million reserved for supplemental appropriations for Fiscal Year 1995.

Legislation enacted in 1989 required any surplus resulting from revenues raised net of refunds and revenues lost to be deposited in the Budget Stabilization (Rainy Day) Fund. The fund was used to pay general revenue costs associated with the floods of 1993 and will be replenished (subject to appropriation) to the pre-flood level of $28.4 million.

Legislation enacted in 1983 and a Constitutional Amendment passed in 1986 created a Cash Operating Reserve Fund to meet cash flow requirements of the State. A total of $130 million in general revenue was transferred to the Fund in Fiscal Year 1985 beginning balance was $202.2 million.

According to the United States Bureau of Labor Statistics, the 1993 unemployment rate in Missouri was 6.4% and the 1994 rate was 4.9%. Although not strictly comparable, the preliminary seasonally adjusted rate for July of 1995 was 5.0%.

Currently, Moody's Investors Service rates Missouri general obligation bonds "Aaa" and Standard & Poor's rates Missouri general obligation bonds
"AAA" . Although these ratings indicate that the State of Missouri is in relatively good economic health, there can be, of course, no assurance that this will continue or that particular bond issues may not be adversely affected by changes in the State or local economic or political conditions.

The foregoing information constitutes only a brief summary of some of the general factors which may impact certain issuers of Bonds and does not purport to be a complete or exhaustive description of all adverse conditions to which the issuers of obligations held by the Missouri IM-IT Trust are subject. Additionally, many factors including national economic, social and environmental policies and conditions, which are not within the control of the issuers of the Bonds, could affect or could have an adverse impact on the financial condition of the State and various agencies and political subdivisions located in the State. The Sponsor is unable to predict whether or to what extent such factors or other factors may affect the issuers of the Bonds, the market value or marketability of the Bonds or the ability of the respective issuers of the Bonds acquired by the Missouri IM-IT Trust to pay interest on or principal of the Bonds.

Tax Status. For a discussion of the Federal tax status of income earned on Missouri IM-IT Trust Units, see "Other Matters--Federal Tax Status" .

The assets of the Missouri IM-IT Trust will consist of debt obligations issued by or on behalf of the State of Missouri (the "State" ) or counties, municipalities, authorities or political subdivisions thereof (the "
Missouri Bonds" ) or by the Commonwealth of Puerto Rico, Guam and the
United States Virgin Islands (the "Possession Bonds" ) (collectively, the "Bonds" ).

Neither the Sponsor nor its counsel have independently examined the Bonds to be deposited in and held in the Missouri IM-IT Trust. However, although no opinion is expressed herein regarding such matters, it is assumed that: (i) the Bonds were validly issued, (ii) the interest thereon is excludable from gross income for Federal income tax purposes and (iii) interest on the Missouri Bonds, if received directly by a Unitholder, would be exempt from the Missouri income tax applicable to individuals and corporations ("Missouri state income tax" ). The opinion set forth below does not address the taxation of persons other than full time residents of Missouri.

In the opinion of Chapman and Cutler, counsel to the Sponsor under existing law:

(1)The Missouri IM-IT Trust is not an association taxable as a corporation for Missouri income tax purposes, and each Unitholder of the Missouri IM-IT Trust will be treated as the owner of a pro rata portion of the Missouri IM-IT Trust and the income of such portion of the Missouri IM-IT Trust will be treated as the income of the Unitholder for Missouri state income tax purposes.

(2)Interest paid and original issue discount, if any, on the Bonds which would be exempt from the Missouri state income tax if received directly by a Unitholder will be exempt from the Missouri state income tax when received by the Missouri IM-IT Trust and distributed to such Unitholder; however, no opinion is expressed herein regarding taxation of interest paid and original issue discount, if any, on the Bonds received by the Missouri IM-IT Trust and distributed to Unitholders under any other tax imposed pursuant to Missouri law, including but not limited to the franchise tax imposed on financial institutions pursuant to Chapter 148 of the Missouri Statutes.

(3)Each Unitholder of the Missouri IM-IT Trust will recognize gain or loss for Missouri state income tax purposes if the Trustee disposes of a bond (whether by redemption, sale, or otherwise) or if the Unitholder redeems or sells Units of the Missouri IM-IT Trust to the extent that such a transaction results in a recognized gain or loss to such Unitholder for Federal income tax purposes. Due to the amortization of bond premium and other basis adjustments required by the Internal Revenue Code, a Unitholder under some circumstances, may realize taxable gain when his or her Units are sold or redeemed for an amount less than or equal to their original cost.

(4)Any insurance proceeds paid under policies which represent maturing interest on defaulted obligations which are excludable from gross income for Federal income tax purposes will be excludable from the Missouri state income tax to the same extent as such interest would have been paid by the issuer of such Bonds held by the Missouri IM-IT Trust; however, no opinion is expressed herein regarding taxation of interest paid and original issue discount, if any, on the Bonds received by the Missouri IM-IT Trust and distributed to Unitholders under any other tax imposed pursuant to Missouri law, including but not limited to the franchise tax imposed on financial institutions pursuant to Chapter 148 of the Missouri Statutes.

(5)The Missouri state income tax does not permit a deduction of interest paid or incurred on indebtedness incurred or continued to purchase or carry Units in the Trust, the interest on which is exempt from such Tax.

(6)The Missouri IM-IT Trust will not be subject to the Kansas City, Missouri Earnings and Profits Tax and each Unitholder's share of income of the Bonds held by the Missouri IM-IT Trust will not generally be subject to the Kansas City, Missouri Earnings and Profits Tax or the City of St. Louis Earnings Tax (except that no opinion is expressed in the case of certain Unitholders, including corporations, otherwise subject to the St. Louis City Earnings Tax).

Chapman and Cutler has expressed no opinion with respect to taxation under any other provision of Missouri law. Ownership of the Units may result in collateral Missouri tax consequences to certain taxpayers. Prospective investors should consult their tax advisors as to the applicability of any such collateral consequences.

                                                                                          Semi-
Per Unit Information:                                                        Monthly      Annual
Calculation of Estimated Net Annual Unit Income <F1>:
 Estimated Annual Interest Income per Unit................................. $     50.49  $    50.49
 Less: Estimated Annual Expense per Unit <F2>.............................. $      2.18  $     1.69
 Less: Annual Premium on Portfolio Insurance per Unit......................          --          --
 Estimated Net Annual Interest Income per Unit............................. $     48.31  $    48.80
Calculation of Estimated Interest Earnings per Unit:
 Estimated Net Annual Interest Income per Unit............................. $     48.31  $    48.80
 Divided by 12 and 2, respectively......................................... $      4.03  $    24.40
Estimated Daily Rate of Net Interest Accrual per Unit...................... $    .13420  $   .13558
Estimated Current Return Based on Public Offering Price <F1><F3><F4><F5>...        4.83%       4.88%
Estimated Long-Term Return <F3><F4><F5>....................................        4.78%       4.83%
Estimated Initial Monthly Distribution (March 1996)........................ $      4.70
Estimated Initial Semi-annual Distribution (July 1996).....................              $    21.02
Estimated Normal Distribution per Unit <F5>................................ $      4.03  $    24.40

Trustee's Annual Fee <F1>...... $.91 and $.51 per $1,000 principal amount of Bonds, respectively, for those portions of the
                                Missouri IM-IT Trust under the monthly and semi-annual distribution plans
Record and Computation Dates... TENTH day of the month as follows: monthly--each month; semi-annual--January and July
Distribution Dates............. TWENTY-FIFTH day of the month as follows: monthly--each month; semi-annual--
                                January and July commencing March 25, 1996

<F1>During the first year the Trustee will reduce its fee by approximately $.06 per Unit (which amount is the estimated interest to be earned per Unit prior to the expected delivery dates for the "when, as and if issued" Bonds included in this Trust). Should such estimated interest exceed such amount, the Trustee will reduce its fee up to its annual fee. After the first year, the Trustee's fee will be that amount indicated above. Estimated Annual Interest Income per Unit will be increased to $50.55. Estimated Annual Expense per Unit (excluding insurance) will be increased to $2.24 and $1.75 under the monthly and semi-annual distribution plans, respectively; and Estimated Net Annual Interest Income per Unit will remain the same as shown. See "
Estimated Current Returns and Estimated Long-Term Returns."

<F2>Excluding insurance costs. The Estimated Annual Expenses are expected to fluctuate periodically (see "Trust Administration--Fund Administration and Expenses--Miscellaneous Expenses" ).

<F3>The Estimated Current Returns and Estimated Long-Term Returns are increased for transactions entitled to a reduced sales charge. See "Unitholder Explanations--Public Offering--General" .

<F4>The Estimated Current Returns are calculated by dividing the Estimated Net
Annual Interest Income per Unit by the Public Offering Price. The Estimated Net Annual Interest Income per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Securities while the Public Offering Price will vary with changes in the offering price of the underlying Securities; therefore, there is no assurance that the present Estimated Current Returns indicated above will be realized in the future. The Estimated Long-Term Returns are calculated using a formula which (1) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all of the Securities in the Trust and (2) takes into account the expenses and sales charge associated with each Trust Unit. Since the market values and estimated retirements of the Securities and the expenses of the Trust will change, there is no assurance that the present Estimated Long-Term Returns as indicated above will be realized in the future. The Estimated Current Returns and Estimated Long-Term Returns are expected to differ because the calculation of the Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculation includes only net annual interest income and Public Offering Price.

<F5>These figures are based on estimated per Unit cash flows. Estimated cash flows will vary with changes in fees and expenses, with changes in current interest rates and with the principal prepayment, redemption, maturity, call, exchange or sale of the underlying Securities. The estimated cash flows for this Series are set forth under "Estimated Cash Flows to Unitholders" .

MISSOURI INSURED MUNICIPALS INCOME TRUST
SERIES 94 (IM-IT AND QUALITY MULTI-SERIES 266)
PORTFOLIO As of January 31, 1996
                                                                                                               Offering
                                                                                                               Price To
                                                                                                               Missouri
Aggregate     Name of Issuer, Title, Interest Rate and Maturity Date of                    Redemption          IM-IT
              either Bonds Deposited or Bonds Contracted for<F1><F5>           Rating<F2>  Feature<F3>         Trust<F4>
$    380,000  Northwest R-I Educational Facilities Authority, Leasehold
              Revenue Bonds, Series 1995 (Northwest R-I School District of
              Jefferson County, Missouri Project) Capital Guaranty Insured                 2005 @ 100
                #5.70% Due 3/1/2015........................................ AAA            2011 @ 100 S.F.     $    389,975
     600,000  Francis Howell School District, Educational Facilities
              Authority, Leasehold Revenue Bonds (Francis Howell School
              District, St. Charles County, Missouri Project) Series 1996                  2006 @ 100
              (Capital Guaranty Insured)   #5.25% Due 3/1/2015............. AAA            2010 @ 100 S.F.          594,000
     550,000  Missouri Development Finance Board, Limited Obligation
              Leasehold Revenue Bonds (Kansas City, Missouri, Ilus W.
              Davis Park Project) Series 1995 (Capital Guaranty Insured)                   2005 @ 101
              #5.50% Due 12/1/2015......................................... AAA            2011 @ 100 S.F.          557,865
     500,000  Land Clearance for Redevelopment Authority of Kansas City,
              Missouri, Leasehold Revenue Bonds (Metropolitan Ambulance
              Services Trust Facility Project) Series 1996A (Capital                       2006 @ 102
              Guaranty Insured)   5.45% Due 1/1/2016....................... AAA            2010 @ 100 S.F.          504,895
     200,000  Kansas City Municipal Assistance Corporation, Missouri,
              Leasehold Refunding Revenue Bonds, Series 1996A (H. Roe
              Bartle Convention Center Project) MBIA Insured**   #5.00%                    2006 @ 101
              Due 4/15/2020................................................ AAA            2016 @ 100 S.F.          191,544
     150,000  Missouri State Health and Educational Facilities Authority,
              Health Facilities Revenue Bonds (Lester E. Cox Medical
              Center Project) Series 1992H (MBIA Insured)   #0.00% Due
              9/1/2021..................................................... AAA                                      37,589    <F6>
     595,000  City of Sikeston, Missouri, Electric System Revenue
              Refunding Bonds, Series 1996 (MBIA Insured)**   #5.00% Due                   2006 @ 101
              6/1/2022..................................................... AAA            2017 @ 100 S.F.          567,891
     555,000  Health and Educational Facilities Authority of Missouri,
              Health Facilities Revenue Bonds (Freeman Hospital Project)                   2004 @ 102
              Series 1994 (FSA Insured)   #5.50% Due 2/15/2024............. AAA            2015 @ 100 S.F.          559,884
$  3,530,000                                                                                                   $  3,403,643

All of the Bonds in the portfolio are insured by one of the Preinsured Bond Insurers as indicated in the Bond name. See "Unitholder
Explanations--Insurance on the Bonds in the Insured Trusts" .

For an explanation of the footnotes used on this page, see "Notes to Portfolios" .

PENNSYLVANIA IM-IT TRUST

General. The Pennsylvania IM-IT Trust consists of 8 issues of Securities. Two of the Bonds in the Pennsylvania IM-IT Trust are general obligations of the governmental entities issuing them and are backed by the taxing power thereof. The remaining issues are payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. These issues are divided by purpose of issues (and percentage of principal amount to total Pennsylvania IM-IT Trust) as follows: Water and Sewer, 4 (46%); Health Care, 2 (34%) and General Obligations, 2 (20%). No Bond issue has received a provisional rating.

Risk Factors. Investors should be aware of certain factors that might affect the financial conditions of the Commonwealth of Pennsylvania. Pennsylvania historically has been identified as a heavy industry state although that reputation has changed recently as the industrial composition of the Commonwealth diversified when the coal, steel and railroad industries began to decline. A more diversified economy was necessary as the traditionally strong industries in the Commonwealth declined due to a long-term shift in jobs, investment and workers away from the northeast part of the nation. The major sources of growth in Pennsylvania are in the service sector, including trade, medical and the health services, education and financial institutions. Pennsylvania's agricultural industries are also an important component of the Commonwealth's economic structure, accounting for more than $3.6 billion in crop and livestock products annually, while agribusiness and food related industries support $39 billion in economic activity annually.

Non-agricultural employment in the Commonwealth declined by 5.1 percent during the recessionary period from 1980 to 1983. In 1984, the declining trend was reversed as employment grew by 2.9 percent over 1983 levels. From 1983 to 1990, Commonwealth employment continued to grow each year, increasing an additional 14.3 percent. For the three years ended 1993, unemployment in the Commonwealth declined 1.2 percent.

Back to back recessions in the early 1980s reduced the manufacturing sector's employment levels moderately during 1980 and 1981, sharply during 1982, and even further in 1983. Non-manufacturing employment has increased steadily since 1980 to its 1993 level of 81.6 percent of total Commonwealth employment. Consequently, manufacturing employment constitutes a diminished share of total employment within the Commonwealth. Manufacturing, contributing 18.4 percent of 1993 non-agricultural employment, has fallen behind both the services sector and the trade sector as the largest single source of employment within the Commonwealth. In 1993 the services sector accounted for 29.9 percent of all non-agricultural employment while the trade sector accounted for 22.4 percent.

From 1983 to 1989, Pennsylvania's annual average unemployment rate dropped from 11.8 percent to 4.5 percent, falling below the national rate in 1986 for the first time in over a decade. Pennsylvania's annual average unemployment rate remained below the national average from 1986 until 1990. Slower economic growth caused the unemployment rate in the Commonwealth to rise to 6.9 percent in 1991 and 7.5 percent in 1992. The resumption of faster economic growth resulted in a decrease in the Commonwealth's unemployment rate to 7.1 percent in 1993. As of March 1995, the seasonally adjusted unemployment rate for the Commonwealth was 6.0 percent compared to 5.5 percent for the United States.

The five year period from fiscal 1990 through fiscal 1994 was marked by public health and welfare costs growing at a rate double the growth rate for all the state expenditures. Rising caseloads, increased utilization of services and rising prices joined to produce the rapid rise of public health and welfare costs at a time when a national recession caused tax revenues to stagnate and even decline. During the period from fiscal 1989 through fiscal 1993, public health and welfare costs rose by an average annual rate of 9.4 percent while tax revenues were growing at an average annual rate of 5.8 percent. Consequently, spending on other budget programs was restrained to a growth rate below 4.7 percent and sources of revenues other than taxes became larger components of fund revenues. Among those sources are transfers from other funds and hospital and nursing home pooling of contributions to use as federal matching funds.

Tax revenues declined in fiscal 1991 as a result of the recession in the economy. A $2.7 billion tax increase enacted for fiscal 1992 brought financial stability to the General Fund. That tax increase included several taxes with retroactive effective dates which generated some one-time revenues during fiscal 1992. The absence of those revenues in fiscal 1993 contributed to the decline in tax revenues shown for fiscal 1993. Fiscal 1994 revenues increased
4.1 percent, but a decline in other revenues caused by the end of medical assistance pooled financing in fiscal 1993 held total revenues to a 1.8 percent gain. Expenditures for fiscal 1994 rose by 4.3 percent.

It should be noted that the creditworthiness of obligations issued by local Pennsylvania issuers may be unrelated to the creditworthiness of obligations issued by the Commonwealth of Pennsylvania, and there is no obligation on the part of the Commonwealth to make payment on such local obligations in the event of default.

Financial information for the principal operating funds of the Commonwealth is maintained on a budgetary basis of accounting. A budgetary basis of accounting is used for the purpose of ensuring compliance with the enacted operating budget and is governed by applicable statutes of the Commonwealth and by administrative procedures. The Commonwealth also prepares annual financial statements in accordance with generally accepted accounting principles (" GAAP" ). The budgetary basis financial information maintained by the Commonwealth to monitor and enforce budgetary control is adjusted at fiscal year-end to reflect appropriate accruals for financial reporting in conformity with GAAP.

Fiscal 1992 Financial Results. GAAP Basis: During fiscal 1992 the General Fund reported a $1.1 billion operating surplus. This operating surplus was achieved through legislated tax rate increases and tax base broadening measures enacted in August 1991 and by controlling expenditures through numerous cost reduction measures implemented throughout the fiscal year. As a result of the fiscal 1992 operating surplus, the fund balance increased to $87.5 million and the unreserved-undesignated deficit dropped to $138.6 million from its fiscal 1991 level of $1,146.2 million.

Budgetary Basis: Total revenues for the fiscal year were $14,516.8 million, a $2,654.5 million increase over cash revenues during fiscal 1991. Largely due to the tax revisions enacted for the budget, corporate tax receipts totalled $3,761.2 million, up from $2,656.3 million in fiscal 1991, sales tax receipts increased by $302 million to $4,499.7 million, and personal income tax receipts totalled $4,807.4 million, an increase of $1,443.8 million over receipts in fiscal 1991.

Spending increases in the fiscal 1992 budget were largely accounted for by increases for education, social services and corrections programs. Commonwealth funds for the support of public schools were increased by 9.8 percent to provide a $438 million increase to $4.9 billion for fiscal 1992. Child welfare appropriations supporting county operated child welfare programs were increased $67 million, more than 31.5 percent over fiscal 1991. Other social service areas such as medical and cash assistance also received significant funding increases as costs rose quickly as a result of the economic recession and high inflation rates of medical care costs. The costs of corrections programs, reflecting the marked increase in the prisoner population, increased by 12 percent. Economic development efforts, largely funded from bond proceeds in fiscal 1991, were continued with General Fund appropriations for fiscal 1992.

The budget included the use of several Medicaid pooled financing transactions. These pooling transactions replaced $135 million of Commonwealth funds, allowing total spending under the budget to increase by an equal amount.

Fiscal 1993 Financial Results. GAAP Basis: The fund balance of the General Fund increased by $611.4 million during the fiscal year, led by an increase in the unreserved balance of $576.8 million over the prior fiscal year balance. At June 30, 1993, the fund balance totalled $698.9 and the unreserved/undesignated balance totalled $64.4 million. The increase in the fund balance and a return to a positive unreserved-undesignated balance provided indication of a continuing recovery of the Commonwealth's financial condition.

Budgetary Basis: The 1993 fiscal year closed with revenues higher than anticipated and expenditures about as projected, resulting in an ending unappropriated balance surplus (prior to the ten percent transfer to the Tax Stabilization Reserve Fund) of $242.3 million, slightly higher than estimated. Cash revenues were $41.5 million above the budget estimate and totalled $14.633 billion representing less than a one percent increase over revenues for the 1992 fiscal year. A reduction in the personal income tax rate in July 1992 and the one-time receipt of revenues from retroactive corporate tax increases in fiscal 1992 were responsible, in part, for the low revenue growth in fiscal 1993.

Appropriations less lapses totalled $13.870 billion representing a 1.1 percent increase over expenditures during fiscal 1992. The low growth in spending is a consequence of a low rate of revenue growth, significant one-time expenses during fiscal 1992, increased tax refund reserves to cushion against adverse decisions on pending litigations, and the receipt of federal funds for expenditures previously paid out of Commonwealth funds.

By state statute, ten percent of the budgetary basis unappropriated surplus at the end of a fiscal year is to be transferred to the Tax Stabilization Reserve Fund. The transfer for the fiscal 1993 balance was $24.2 million. The remaining unappropriated surplus of $218.0 million was carried forward into the 1994 fiscal year.

Fiscal 1994 Financial Results. GAAP Basis: The fund balance increased $194.0 million due largely to an increased reserve for encumbrances and an increase in other designated funds. The unreserved-undesignated balance increased by $14.8 million to $72.2 million. Revenues and other sources increased by 1.8 percent over the prior fiscal year while expenditures and other uses increased by 4.3 percent. Consequently, the operating surplus declined to $179.4 million for fiscal 1994 from $686.3 million for fiscal 1993.

Budgetary Basis: Commonwealth revenues during the fiscal year totalled $15,210.7 million, $38.6 million above the fiscal year estimate, and 3.9 percent over Commonwealth revenues during the previous fiscal year. The sales tax was an important contributor to the higher than estimated revenues. Collections from the sales tax were $5.124 billion, a 6.1 percent increase from the prior fiscal year and $81.3 million above estimate. The strength of collections from the sales tax offset the lower than budgeted performance of the personal income tax which ended the fiscal year $74.4 million below estimate. The shortfall in the personal income tax was largely due to shortfalls in income not subject to withholding such as interest, dividends and other income. Tax refunds in fiscal 1994 were reduced substantially below the $530 million amount provided in fiscal 1993. The higher fiscal 1993 amount and the reduced fiscal 1994 amount occurred because reserves of approximately $160 million were added to fiscal 1993 tax refunds to cover potential payments if the Commonwealth lost litigation known as Philadelphia Suburban Corp v. Commonwealth. Those reserves were carried into fiscal 1994 until the litigation was decided in the Commonwealth's favor in December 1993 and $147.3 million of reserves for tax refunds were released.

Expenditures, excluding pooled financing expenditures and net of all fiscal 1994 appropriation lapses, totalled $14,934.4 million representing a 7.2 percent increase over fiscal 1993 expenditures. Medical assistance and corrections spending contributed to the rate of spending growth for the fiscal year.

The Commonwealth maintained an operating balance on a budgetary basis for fiscal 1994 producing a fiscal year ending unappropriated surplus of $335.8 million. By state statute, ten percent ($33.6 million) of that surplus transferred to the Tax Stabilization Reserve Fund and the remaining balance was carried over into the fiscal 1995 fiscal year. The balance in the Tax Stabilization Reserve Fund as of March 31, 1995 was $65.3 million.

Fiscal 1995 Budget. The approved fiscal 1995 budget provided for $15,665.7 million of appropriations from Commonwealth funds, an increase of 4.0 percent over appropriations, including supplemental appropriations, for fiscal 1994. Medical assistance expenditures represent the largest single increase in the budget ($221 million) representing a nine percent increase over the prior fiscal year. The budget includes a reform of the state-funded public assistance program that added certain categories of eligibility to the program but also limited the availability of such assistance to other eligible persons. Education subsidies to local school districts were increased by $132.2 million to continue the increased funding for the poorest school districts in the state.

Several tax reductions were enacted with the fiscal 1995 budget. Low income working families will benefit from an increase to the dependent exemption to $3,000 from $1,500 for the first dependent and from $1,000 for all additional dependents. A reduction to the corporate net income tax rate from 12.25 percent to 9.99 percent to be phased in over a period of four years was enacted. A net operating loss provision has been added to the corporate net income tax and will be phased in over three years with an annual $500,000 cap on losses used to offset profits. Several other tax changes to the sales tax, the inheritance tax and the capital stock and franchise tax also were enacted. Estimated commonwealth revenue reductions from these tax cuts have been raised from $166.4 million to $173.4 million based on upward revised estimates of commonwealth revenues for the fiscal 1995 to 6.3 percent, excluding the effect of the fiscal 1995 tax reductions, and is largely due to actual and anticipated higher collections of the corporate net income tax, the sales and use tax and miscellaneous collections.

After a review of the fiscal 1994 budget in January 1995, $64.9 million of additional appropriation needs were identified for the fiscal year. Of this amount, the largest are for medical assistance ($21.8 million) and general assistance cash grants ($10.3 million). The balance of the additional appropriation needs are for other public welfare programs, educational subsidies and office relocation costs due to a fire. The supplemental appropriations requested are proposed to be funded from appropriation lapses estimated to total $172 million for the fiscal year.

With the revised estimates for revenues, appropriations and lapses for the 1994 fiscal year, an unappropriated balance prior to transfers to the Tax Stabilization Reserve Fund of $395.5 million is projected, an increase from the $335.8 million fiscal year 1993 ending balance (prior to transfers).

Fiscal 1996 Budget. The fiscal 1996 budget was approved by the Governor on June 30, 1995. The budget includes spending growth of 2.7%. It includes a reduction of the Corporate Net Income Tax from 10.99% to 9.99% retroactive to January 1, 1995. The budget includes a proportionate increase in funds for public safety and education and a proportionate decrease in funds for welfare.

All outstanding general obligation bonds of the Commonwealth are rated AA- by S&P and A1 by Moody's.

Any explanation concerning the significance of such ratings must be obtained from the rating agencies. There is no assurance that any ratings will continue for any period of time or that they will not be revised or withdrawn.

The City of Philadelphia ("Philadelphia" ) is the largest city in the Commonwealth, with an estimated population of 1,585,577 according to the 1990 Census. Philadelphia functions both as a city of the first class and a county for the purpose of administering various governmental programs.

For the fiscal year ending June 30, 1991, Philadelphia experienced a cumulative General Fund balance deficit of $153.5 million. The audit findings for the fiscal year ending June 30, 1992, placed the Cumulative General Fund balance deficit at $224.9.

Legislation providing for the establishment of the Pennsylvania Intergovernmental Cooperation Authority ("PICA" ) to assist first class cities in remedying fiscal emergencies was enacted by the General Assembly and approved by the Governor in June, 1991. PICA is designed to provide assistance through the issuance of funding debt to liquidate budget deficits and to make factual findings and recommendations to the assisted city concerning its budgetary and fiscal affairs. An intergovernmental cooperation agreement between Philadelphia and PICA was approved by City Council on January 3, 1992, and approved by the PICA Board and signed by the Mayor on January 8, 1992. At this time, Philadelphia is operating under a five year fiscal plan approved by PICA on April 17, 1995 in which Philadelphia projects a balanced budget in each of the five years (fiscal years 1996 through 2000) covered by the plan.

In June 1992, PICA issued $474,555,000 of its Special Tax Revenue Bonds to provide financial assistance to Philadelphia and to liquidate the cumulative General Fund balance deficit. PICA issued $643,430,000 in July 1993 and $178,675,000 in August 1993 of Special Tax Revenue Bonds to refund certain general obligation bonds of the City and to fund additional capital projects. In December 1994, PICA issued $122,020,000 of Special Tax Revenue Bonds to fund additional capital projects.

As of the date hereof, the ratings on the City's long-term obligations supported by payments from the City's General Fund are rated Baa by Moody's and BBB- by S&P. Any explanation concerning the significance of such ratings must be obtained from the rating agencies. There is no assurance that any ratings will continue for any period of time or that they will not be revised or withdrawn.

The foregoing information constitutes only a brief summary of some of the financial difficulties which may impact certain issuers of bonds and does not purport to be a complete or exhaustive description of all adverse conditions to which the issuers of the Bonds in the Pennsylvania IM-IT Trust are subject. Additionally, many factors including national economic, social and environmental policies and conditions, which are not within the control of the issuers of Bonds, could have an adverse impact on the financial condition of the State and various agencies and political subdivisions located in the State. The Sponsor is unable to predict whether or to what extent such factors or other factors may affect the issuers of Bonds, the market value or marketability of the Bonds or the ability of the respective issuers of the Bonds acquired by the Pennsylvania IM-IT Trust to pay interest on or principal of the Bonds.

Tax Status. For a discussion of the Federal tax status of income earned on Pennsylvania IM-IT Trust Units, see "Other Matters--Federal Tax Status"
 .

In the opinion of Saul, Ewing, Remick & Saul, counsel to the Fund for Pennsylvania tax matters, under existing law:

(1)Units evidencing fractional undivided interest in the Pennsylvania IM-IT Trust, which are represented by obligations issued by the Commonwealth of Pennsylvania, any public authority, commission, board or other agency created by the Commonwealth of Pennsylvania, any political subdivision of the Commonwealth of Pennsylvania or any public authority created by any such political subdivision are not taxable under any of the personal property taxes presently in effect in Pennsylvania;

(2)distributions of interest income to Unitholders that would not be taxable it received directly by a Pennsylvania resident are not subject to personal income tax under the Pennsylvania Tax Reform Code of 1971; nor will such interest be taxable under the Philadelphia School District Investment Income Tax imposed on Philadelphia resident individuals;

(3)a Unitholder will have a taxable event under the Pennsylvania state and local income taxes referred to in the preceding paragraph upon the redemption or sale of his Units. Units will be taxable under the Pennsylvania inheritance and estate taxes;

(4)a Unitholder which is a corporation will have a taxable event under the Pennsylvania Corporate Net Income Tax when it redeems or sells its Units. Interest income distributed to Unitholders which are corporations is not subject to Pennsylvania Corporate Net Income Tax or Mutual Thrift Institutions Tax. However, banks, title insurance companies and trust companies may be required to take the value of the Units into account in determining the taxable value of their shares subject to the Shares Tax;

(5)under Act No. 68 of December 3, 1993, gains derived by the Fund from the sale, exchange or other disposition of Bonds may be subject to Pennsylvania personal or corporate income taxes. Those gains which are distributed by the Fund to Unitholders who are individuals may be subject to Pennsylvania Personal Income Tax. For Unitholders which are corporations, the distributed gains may be subject to Corporate Net Income Tax or Mutual Thrift Institutions Tax. Gains which are not distributed by the Fund may nevertheless be taxable to Unitholders if derived by the Fund from the sale, exchange or other disposition of Bonds issued on or after February 1, 1994. Gains which are not distributed by the Fund will remain nontaxable to Unitholders if derived by the Fund from the sale, exchange or other disposition of Bonds issued prior to February 1, 1994;

(6)any proceeds paid under insurance policies issued to the Trustee or obtained by the issuers of the Bonds with respect to the Bonds which represent maturing interest on defaulted obligations held by the Trustee will be excludable from Pennsylvania gross income if, and to the same extent as, such interest would have been so excludable if paid by the issuer of the defaulted obligations; and

(7)the Fund is not taxable as a corporation under Pennsylvania tax laws applicable to corporations.

On December 3, 1993, changes to Pennsylvania laws affecting taxation of income and gains from the sale of Commonwealth of Pennsylvania and local obligations were enacted. Among these changes was the repeal of the exemption from tax of gains realized upon the sale or other disposition of such obligations. The Pennsylvania Department of Revenue has issued proposed regulations concerning these changes. The opinions expressed above are based on our analysis of the law and proposed regulations but are subject to modification upon review of final regulations or other guidance that may be issued by the Department of Revenue or future court decisions.

In rendering its opinion, Saul, Ewing, Remick & Saul has not, for timing reasons, made an independent review of proceedings related to the issuance of the Bonds. It has relied on Van Kampen American Capital Distributors, Inc. for assurance that the Bonds have been issued by the Commonwealth of Pennsylvania or by or on behalf of municipalities or other governmental agencies within the Commonwealth.

                                                                                      Semi-
Per Unit Information:                                                    Monthly      Annual
Calculation of Estimated Net Annual Unit Income:
 Estimated Annual Interest Income per Unit............................. $     51.80  $    51.80
 Less: Estimated Annual Expense per Unit <F1>.......................... $      2.41  $     1.96
 Less: Annual Premium on Portfolio Insurance per Unit..................          --          --
 Estimated Net Annual Interest Income per Unit......................... $     49.39  $    49.84
Calculation of Estimated Interest Earnings per Unit:
 Estimated Net Annual Interest Income per Unit......................... $     49.39  $    49.84
 Divided by 12 and 2, respectively..................................... $      4.12  $    24.92
Estimated Daily Rate of Net Interest Accrual per Unit.................. $    .13718  $   .13843
Estimated Current Return Based on Public Offering Price <F2><F3><F4>...        4.94%       4.98%
Estimated Long-Term Return <F2><F3><F4>................................        4.94%       4.99%
Estimated Initial Monthly Distribution (March 1996).................... $      4.80
Estimated Initial Semi-annual Distribution (July 1996).................              $    21.46
Estimated Normal Distribution per Unit <F4>............................ $      4.12  $    24.92

Trustee's Annual Fee........... $.91 and $.51 per $1,000 principal amount of Bonds, respectively, for those portions of the
                                Pennsylvania IM-IT Trust under the monthly and semi-annual distribution plans
Record and Computation Dates... TENTH day of the month as follows: monthly--each month; semi-annual--January and July
Distribution Dates............. TWENTY-FIFTH day of the month as follows: monthly--each month; semi-annual--
                                January and July commencing March 25, 1996

<F1>Excluding insurance costs. The Estimated Annual Expenses are expected to fluctuate periodically (see "Trust Administration--Fund Administration and Expenses--Miscellaneous Expenses" ).

<F2>The Estimated Current Returns and Estimated Long-Term Returns are increased for transactions entitled to a reduced sales charge. See "Unitholder Explanations--Public Offering--General" .

<F3>The Estimated Current Returns are calculated by dividing the Estimated Net
Annual Interest Income per Unit by the Public Offering Price. The Estimated Net Annual Interest Income per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Securities while the Public Offering Price will vary with changes in the offering price of the underlying Securities; therefore, there is no assurance that the present Estimated Current Returns indicated above will be realized in the future. The Estimated Long-Term Returns are calculated using a formula which (1) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all of the Securities in the Trust and (2) takes into account the expenses and sales charge associated with each Trust Unit. Since the market values and estimated retirements of the Securities and the expenses of the Trust will change, there is no assurance that the present Estimated Long-Term Returns as indicated above will be realized in the future. The Estimated Current Returns and Estimated Long-Term Returns are expected to differ because the calculation of the Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculation includes only net annual interest income and Public Offering Price.

<F4>These figures are based on estimated per Unit cash flows. Estimated cash flows will vary with changes in fees and expenses, with changes in current interest rates and with the principal prepayment, redemption, maturity, call, exchange or sale of the underlying Securities. The estimated cash flows for this Series are set forth under "Estimated Cash Flows to Unitholders" .


PENNSYLVANIA INSURED MUNICIPALS INCOME TRUST
SERIES 213 (IM-IT AND QUALITY MULTI-SERIES 266)
PORTFOLIO As of January 31, 1996
                                                                                                               Offering
                                                                                                               Price To
                                                                                                               Pennsylvania
Aggregate       Name of Issuer, Title, Interest Rate and Maturity Date of                  Redemption          IM-IT
Principal<F1>   either Bonds Deposited or Bonds Contracted for<F1><F5>         Rating<F2>  Feature<F3>         Trust<F4>
$   100,000     Municipal Authority of the Township of Robinson,
                Pennsylvania, Water and Sewer System Revenue Refunding
                Bonds, Series 1995A (FGIC Insured)   #0.00% Due 5/15/2020 .           AAA                      $    26,261    <F6>
    500,000     Allegheny County Hospital Development Authority,
                Pennsylvania, Hospital Revenue Bonds (Magee-Woman's
                Hospital) Series 1993 (FGIC Insured)   #5.625% Due                         2003 @ 102
                10/1/2020 .................................................           AAA  2014 @ 100 S.F.          504,195
    485,000     Meadville Area Water Authority, Crawford County,
                Pennsylvania, Water Revenue Refunding Bonds, Series 1994                   2004 @ 100
                (FSA Insured)  #5.35% Due 7/1/2022 ........................           AAA  2015 @ 100 S.F.          477,327
    500,000     Pittsburgh Water and Sewer Authority (Allegheny County,
                Pennsylvania) Water and Sewer System First Lien Revenue                    2005 @ 100
                Bonds, Series 1995A (FGIC Insured)   #5.60% Due 9/1/2022 ..           AAA  2019 @ 100 S.F.          506,155
    300,000     City of Philadelphia, Pennsylvania, Water and Wastewater
                Revenue Bonds, Series 1993 (MBIA Insured)   #5.25% Due                     2003 @ 102
                6/15/2023 .................................................           AAA  2020 @ 100 S.F.          289,701
    500,000     School District of Philadelphia, Pennsylvania, Unlimited
                Tax-General Obligation Bonds, Series 1995B (AMBAC                          2005 @ 101
                Indemnity Insured)  #5.50% Due 9/1/2025 ...................           AAA  2019 @ 100 S.F.          498,750
    500,000     Allegheny County Hospital Development Authority,
                Pennsylvania, Health Center Revenue Bonds (University of
                Pittsburgh Medical Center System) Series 1995 (MBIA                        2005 @ 102
                Insured)   #5.375% Due 12/1/2025 ..........................           AAA  2018 @ 100 S.F.          491,910
    100,000     New Kensington-Arnold School District (Westmoreland
                County, Pennsylvania) Unlimited Tax-General Obligation
                Bonds, Series 1996 (AMBAC Indemnity Insured)   #5.375% Due                 2005 @ 100
                5/15/2026 .................................................           AAA  2021 @ 100 S.F.           98,657
$ 2,985,000                                                                                                     $ 2,892,956


All of the Bonds in the portfolio are insured by one of the Preinsured Bond Insurers as indicated in the Bond name. See "Unitholder
Explanations--Insurance on the Bonds in the Insured Trusts" .

For an explanation of the footnotes used on this page, see "Notes to Portfolios" .

NORTH CAROLINA QUALITY TRUST

General. The North Carolina Quality Trust consists of 9 issues of Securities. None of the Bonds in the North Carolina Quality Trust are general obligations of the governmental entities issuing them or are backed by the taxing power thereof. All of the issues are payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. These issues are divided by purpose of issues (and percentage of principal amount to total North Carolina Quality Trust) as follows: Health Care, 2 (33%); Certificates of Participation, 2 (25%); General Purpose, 2 (18%); Wholesale Electric, 2 (16%) and Tax District, 1 (8%). No Bond issue has received a provisional rating.

Risk Factors. See "Portfolio" for a list of the Bonds included in the North Carolina Trust. The portions of the following discussion regarding the financial condition of the State government may not be relevant to general obligation or revenue bonds issued by political subdivisions of the State. Those portions and the sections which follow regarding the economy of the State are included for the purpose of providing information about general economic conditions that may or may not affect issuers of the North Carolina Bonds. None of the information is relevant to Bonds issued by territories or possessions of the United States that may be included in the portfolio of the North Carolina Trust.

General obligations of a city, town or county in North Carolina are payable from the general revenues of the entity, including ad valorem tax revenues on property within the jurisdiction. Revenue bonds issued by North Carolina political subdivisions include (1) revenue bonds payable exclusively from revenue-producing governmental enterprises and (2) industrial revenue bonds, college and hospital revenue bonds and other "private activity bonds" which are essentially non-governmental debt issues and which are payable exclusively by private entities such as non-profit organizations and business concerns of all sizes. State and local governments have no obligation to provide for payment of such private activity bonds and in many cases would be legally prohibited from doing so. The value of such private activity bonds may be affected by a wide variety of factors relevant to particular localities or industries, including economic developments outside of North Carolina.

Section 23-48 of the North Carolina General Statutes appears to permit any city, town, school district, county or other taxing district to avail itself of the provisions of Chapter 9 of the United States Bankruptcy Code, but only with the consent of the Local Government Commission of the State and of the holders of such percentage or percentages of the indebtedness of the issuer as may be required by the Bankruptcy Code (if any such consent is required). Thus, although limitations apply, in certain circumstances political subdivisions might be able to seek the protection of the Bankruptcy Code.

State Budget and Revenues. The North Carolina State Constitution requires that the total expenditures of the State for the fiscal period covered by each budget not exceed the total of receipts during the fiscal period and the surplus remaining in the State Treasury at the beginning of the period. The State's fiscal year runs from July 1st through June 30th.

In 1990 and 1991, the State had difficulty meeting its budget projections. The General Assembly responded by enacting a number of new taxes and fees to generate additional revenue and reduce allowable departmental operating expenditures and continuation funding. The spending reductions were based on recommendations from the Governor, the Government Performance Audit Committee and selected reductions identified by the General Assembly.

The State, like the nation, has experienced economic recovery since 1991. In the opinion of the State Controller, the growth in the economy and the legislative actions taken in 1991 had a positive effect on the State's revenue collections over the past several years. The State had a budget surplus of approximately $865 million at the end of fiscal 1993-94. After review of the 1994-95 continuation budget adopted in 1993, the General Assembly approved spending expansion funds, in part to restore certain employee salaries to budgeted levels, which amounts had been deferred to balance the budgets in 1989-1993, and to authorize funding for new initiatives for economic development, education, human services and environmental programs. (The cutback in funding for infrastructure and social development projects had been cited by agencies rating State obligations, following the 1991 reductions, as cause for concern about the long-term consequences of those reductions on the economy of the State and the State's fiscal prospects.)

Because of growth in State tax and fee revenues, the General Fund balance at the end of the 1994-95 fiscal year was reported at approximately $300 million.

The State budget is based upon estimated revenues and a multitude of existing and assumed State and non-State factors including State and national economic conditions, international activity and federal government policies and legislation. The Congress of the United States is considering a number of matters affecting the federal government's relationship with state governments that, if enacted into law, could affect fiscal and economic policies of the states, including North Carolina.

In April 1995, the North Carolina General Assembly repealed, effective for taxable years beginning on or after January 1, 1995, the tax levied on various forms of intangible personal property. The intangibles tax revenues receivable by counties and municipalities will no longer be received. Instead, the legislature has provided for specific appropriations to counties and municipalities.

It is unclear what effect these developments at the State level may have on the value of the Bonds in the North Carolina Trust.

Litigation. Litigation against the State includes the following.

Leandro, et al. v. State of North Carolina and State Board of Education -- In May, 1994 students and boards of education in five counties in the State filed suit in state court requesting a declaration that the public education system of North Carolina, including its system of funding, violates the State constitution by failing to provide adequate or substantially equal educational opportunities and denying due process of law, and violates various statutes relating to public education. The suit is similar to a number of suits in other states, some of which resulted in holdings that the respective systems of public education funding were unconstitutional under the applicable state law. The defendants in such suit have filed a motion to dismiss, which was denied. After trial at the Superior Court level, the plaintiff petitioned the North Carolina Supreme Court for discretionary review prior to a determination by the Court of Appeals; this motion was denied. The North Carolina Attorney General's Office believes that sound legal arguments support the State's position, but no significant financial impact is expected to result from the ultimate resolution of this case, even if adverse to the State.

Francisco Case -- In August, 1994 a class action lawsuit was filed in state court against the Superintendent of Public Instruction and the State Board of Education on behalf of a class of parents and their children who are characterized as limited English proficient. The complaint alleges that the State has failed to provide funding for the education of these students and has failed to supervise local school systems in administering programs for them. The complaint does not allege an amount in controversy, but asks the Court to order the defendants to fund a comprehensive program to ensure equal educational opportunities for children with limited English proficiency. The North Carolina Attorney General's Office believes that sound legal arguments support the State's position, but no significant financial impact is expected to result from the ultimate resolution of this case, even if adverse to the State.

Faulkenbury v. Teachers' and State Employees' Retirement System; Peele v. Teachers' and State Employees' Retirement System; Woodard v. Local Governmental Employees' Retirement System -- Plaintiffs are disability retirees who brought class actions in state court challenging changes in the formula for payment of disability retirement benefits and claiming impairment of contract rights, breach of fiduciary duty, violation of other federal constitutional rights, and violation of state constitutional and statutory rights. The State estimates that the cost in damages and higher prospective benefit payments to class members would probably amount to $50 million or more in Faulkenbury, $50 million or more in Peele, and $15 million or more in Woodward, all ultimately payable, at least initially, from the state retirement systems funds.

Upon review in Faulkenbury, the North Carolina Court of Appeals and Supreme Court have held that claims made in Faulkenbury substantially similar to those in Peele and Woodward -- for breach of fiduciary duty and violation of federal constitutional rights brought under the federal Civil Rights Act -- either do not state a cause of action or are barred by the statute of limitations. In 1994 plaintiffs took voluntary dismissals of their claims for impairment of contract rights in violation of the United States Constitution and filed new actions in federal court asserting the same claims, along with claims for violation of constitutional rights in the taxation of retirement benefits. The remaining state court claims in all cases are yet to be heard. The federal court actions have been stayed pending the trial in state court. The North Carolina Attorney General's Office believes that sound legal arguments support the State's position.

Fulton Corporation v. Justus, Secretary of Revenue --The State's intangible personal property tax levied on certain shares of stock (repealed as of the tax year beginning January 1, 1995) has been challenged by the plaintiff on grounds that it violates the Commerce Clause of the United States Constitution by discriminating against stock issued by corporations that do all or part of their business outside the State. The plaintiff, a North Carolina corporation, paid the intangibles tax on stock it owns in other corporations. The plaintiff seeks to invalidate the tax in its entirety and to recover the intangibles taxes it paid for the 1990 tax year.

The North Carolina Court of Appeals invalidated the taxable percentage deduction and excised it from the statute beginning with the 1994 tax year. The effect of this ruling was to increase collections by rendering all stock taxable on 100% of its value. The North Carolina Supreme Court reversed the Court of Appeals and held that the tax is valid and constitutional. The plaintiff's petition for review by the U.S. Supreme Court was granted; after argument, a decision is expected in 1996. The North Carolina Attorney General's Office believes that sound legal arguments support the State's position.

Other Tax Cases: In Davis v. Michigan (1989), the United States Supreme Court ruled that a Michigan income tax statute which taxed federal retirement benefits while exempting those paid by state and local governments violated the constitutional doctrine of intergovernmental tax immunity. At the time of the Davis decision, North Carolina law contained similar exemptions in favor of state and local retirees. Those exemptions were repealed prospectively, beginning with the 1989 tax year. All public pension and retirement benefits are now entitled to a $4,000 annual exclusion.

The Swanson Cases -- Following Davis, federal retirees filed a class action suit in federal court in 1989 seeking damages equal to the North Carolina income tax paid on federal retirement income by the class members. A companion suit was filed in state court in 1990. The complaints alleged that the amount in controversy exceeded $140 million. The North Carolina Department of Revenue estimated refunds and interest liability of $280.89 million as of June 30, 1994.

The North Carolina Supreme Court ultimately held in favor of the State in the case brought in State court, and the United States Supreme Court denied the plaintiffs' request for review of that decision, thereby concluding the State litigation. Plaintiffs also were unsuccessful in the federal court action. The federal retirees continue to seek relief through State legislation.

Patton v. State -- In connection with the legislature's repeal of the tax exemption for state retirees in 1989, certain adjustments were adopted that reduced the state retirees' tax burden. In May 1995, federal retirees filed a lawsuit in State court for tax refunds for the years 1989 through 1994 alleging that these adjustments also constitute unlawful discrimination against federal retirees. The amount of the claim has not been set forth. This case is still pending in superior court.

The Bailey Cases -- State and local government retirees filed a class action suit in 1990 as a result of the repeal of the income tax exemptions for state and local government retirement benefits. The original suit was dismissed after the North Carolina Supreme Court ruled in 1991 that the plaintiffs had failed to comply with state law requirements for challenging unconstitutional taxes and the United States Supreme Court denied review.

In 1992, many of the same plaintiffs filed a new lawsuit alleging essentially the same claims, including breach of contract, unconstitutional impairment of contract rights by the State in taxing benefits that were allegedly promised to be tax-exempt, and violation of several state constitutional provisions. Although the Superior Court ruled largely in the plaintiff's favor, appeals are expected from both sides. Additional suits have been filed to recover taxes subsequently paid. The North Carolina Attorney General's Office estimates that the amount in controversy is approximately $40-$45 million annually for the tax years 1989 through 1992. The North Carolina Attorney General's Office believes that sound legal arguments support the State's position.

General. The population of the State has increased 13% from 1980, from 5,880,095 to 6,657,106 as reported by the 1990 federal census and the State rose from twelfth to tenth in population. The State's estimate of population as of June 30, 1995 is 7,165,298. Notwithstanding its rank in population size, North Carolina is primarily a rural state, having only five municipalities with populations in excess of 100,000.

The labor force has undergone significant change during recent years as the State has moved from an agricultural to a service and goods producing economy. Those persons displaced by farm mechanization and farm consolidations have, in large measure, sought and found employment in other pursuits. Due to the wide dispersion of non-agricultural employment, the people have been able to maintain, to a large extent, their rural habitation practices. During the period 1980 to 1994, the State labor force grew about 26% (from 2,855,200 to 3,609,000). Per capita income during the period 1980 to 1993 grew from $7,999 to $18,702, an increase of 133.8%.

The current economic profile of the State consists of a combination of industry, agriculture and tourism. As of November 1994, the State was reported to rank ninth among the states in non-agricultural employment and eighth in manufacturing employment. Employment indicators have varied somewhat in the annual periods since June of 1990, but have demonstrated an upward trend since 1991. The following table reflects the fluctuations in certain key employment categories.

Category (All Seasonally Adjusted)                                 June 1991    June 1992    June 1993    June 1994    June 1995
Civilian Labor Force                                               3,228,000    3,495,000    3,504,000    3,560,000    3,578,000
Nonagricultural Employment                                         3,059,000    3,135,000    3,203,400    3,358,000    3,419,100
Goods Producing Occupations (mining,
construction and manufacturing)                                      973,600      980,800      993,600    1,021,500    1,036,700
Service Occupations                                                2,085,400    2,154,200    2,209,800    2,337,200    2,382,400
Wholesale/Retail Occupations                                         704,100      715,100      723,200      749,000      776,900
Government Employees                                                 496,700      513,400      515,400      554,600      555,300
Miscellaneous Services                                               596,300      638,300      676,900      731,900      742,200
Agricultural Employment                                              88,700       102,800       88,400       53,000       53,000

The seasonally adjusted unemployment rate in October 1995 was estimated to be 3.9% of the labor force, as compared with 5.5% nationwide.

 As of 1994, the State was ninth in the nation in gross agricultural income of which nearly the entire amount (approximately $5.5 billion) was from commodities. According to the State Commissioner of Agriculture, in 1994, the State ranked first in the nation in the production of flue-cured tobacco, total tobacco, turkeys and sweet potatoes; second in hog production, trout and the production of cucumbers for pickles; fourth in commercial broilers, blueberries and strawberries; fifth in burley tobacco and sixth in peaches.

The diversity of agriculture in North Carolina and a continuing push in marketing efforts have protected farm income from some of the wide variations that have been experienced in other states where most of the agricultural economy is dependent on a small number of agricultural commodities. North Carolina is the third most diversified agricultural state in the nation.

Tobacco production, which had been the leading source of agricultural income in the State, declined in 1994, based on preliminary figures. For 1994, commercial broiler production and pork production surpassed tobacco among sources of agricultural income, providing 30% and 15.5%, respectively, of gross agricultural income compared to 14.8% for tobacco. Tobacco farming in North Carolina has been and is expected to continue to be affected by major Federal legislation and regulatory measures regarding tobacco production and marketing and by international competition. Measures adverse to tobacco farming could have negative effects on farm income and the North Carolina economy generally.

The number of farms has been decreasing; in 1995 there were approximately 58,000 farms in the State, down from approximately 72,000 in 1987 (a decrease of about 19% in eight years). However, a strong agribusiness sector also supports farmers with farm inputs (fertilizer, insecticide, pesticide and farm machinery) and processing of commodities produced by farmers (vegetable canning and cigarette manufacturing). North Carolina's agriculture industry, including food, fiber and forest products, contributes over $42 billion annually to the State's economy.

The State Department of Commerce, Travel and Tourism Division reports that in 1993 more than $8 billion was spent on tourism in the State. The Department estimates that two-thirds of total expenditures came from out-of-state travelers, and that approximately 250,000 people were employed in tourism-related jobs.

Bond Ratings. Currently, Moody's rates North Carolina general obligation bonds as Aaa and Standard & Poor's rates such bonds as AAA. Standard & Poor's also reaffirmed its stable outlook for the State in January 1994.

Standard & Poor's reports that North Carolina's rating reflects the State's strong economic characteristics, sound financial performance, and low debt levels.

The Sponsor believes the information summarized above describes some of the more significant events relating to the North Carolina Trust. The sources of this information are the official statements of issuers located in North Carolina, State agencies, publicly available documents, publications of rating agencies and statements by, or news reports of statements by State officials and employees and by rating agencies. The Sponsor and its counsel have not independently verified any of the information contained in the official statements and other sources and counsel have not expressed any opinion regarding the completeness or materiality of any matters contained in this Prospectus other than the tax opinions set forth below under North Carolina Taxes.

Tax Status. For a discussion of the Federal tax status of income earned on North Carolina Quality Trust Units, see "Other Matters--Federal Tax
Status" . The portfolio of the North Carolina Quality Trust consists of bonds issued by the State of North Carolina or municipalities, authorities or political subdivisions thereof (the "Bonds" ).

In the opinion of Hunton & Williams, special counsel to the Fund for North Carolina tax matters, under existing North Carolina law:

Upon the establishing of the North Carolina Quality Trust and the Units thereunder:

(1)The North Carolina Quality Trust is not an "association" taxable as a corporation under North Carolina law with the result that income of the North Carolina Quality Trust will be deemed to be income of the Unitholders.

(2)Interest on the Bonds that is exempt from North Carolina income tax when received by the North Carolina Quality Trust will retain its tax-exempt status when received by the Unitholders.

(3)Unitholders will realize a taxable event when the North Carolina Quality Trust disposes of a Bond (whether by sale, exchange, redemption or payment at maturity) or when a Unitholder redeems or sells his Units (or any of them), and taxable gains for Federal income tax purposes may result in gain taxable as ordinary income for North Carolina income tax purposes. However, when a Bond has been issued under an act of the North Carolina General Assembly that provides that all income from such Bond, including any profit made from the sale thereof, shall be free from all taxation by the State of North Carolina, any such profit received by the North Carolina Quality Trust will retain its tax-exempt status in the hands of the Unitholders.

(4)Unitholders must amortize their proportionate shares of any premium on a Bond. Amortization for each taxable year is accomplished by lowering the Unitholder's basis (as adjusted) in his Units with no deduction against gross income for the year.

(5)The Units are exempt from the North Carolina tax on intangible personal property so long as the corpus of the North Carolina Quality Trust remains composed entirely of Bonds or, pending distribution, amounts received on the sale, redemption or maturity of the Bonds and the Trustee periodically supplies to the North Carolina Department of Revenue at such times as required by the Department of Revenue a complete description of the North Carolina Quality Trust and also the name, description and value of the obligations held in the corpus of the North Carolina Quality Trust.

The opinion of Hunton & Williams is based, in part, on the opinion of Chapman and Cutler regarding Federal tax status

                                                                                      Semi-
Per Unit Information:                                                    Monthly      Annual
Calculation of Estimated Net Annual Unit Income:
 Estimated Annual Interest Income per Unit............................. $     51.00  $    51.00
 Less: Estimated Annual Expense per Unit <F1>.......................... $      2.34  $     1.89
 Estimated Net Annual Interest Income per Unit......................... $     48.66  $    49.11
Calculation of Estimated Interest Earnings per Unit:
 Estimated Net Annual Interest Income per Unit......................... $     48.66  $    49.11
 Divided by 12 and 2, respectively..................................... $      4.06  $    24.56
Estimated Daily Rate of Net Interest Accrual per Unit.................. $    .13514  $   .13640
Estimated Current Return Based on Public Offering Price <F2><F3><F4>...        4.87%       4.91%
Estimated Long-Term Return <F2><F3><F4>................................        4.86%       4.91%
Estimated Initial Monthly Distribution (March 1996).................... $      4.73
Estimated Initial Semi-annual Distribution (May 1996)..................              $    12.96
Estimated Normal Distribution per Unit <F4>............................ $      4.06  $    24.56

Trustee's Annual Fee........... $.91 and $.51 per $1,000 principal amount of Bonds, respectively, for those portions of the North
                                Carolina Quality Trust under the monthly and semi-annual distribution plans
Record and Computation Dates... TENTH day of the month as follows: monthly--each month; semi-annual--May and November
Distribution Dates............. TWENTY-FIFTH day of the month as follows: monthly--each month; semi-annual--
                                May and November commencing March 25, 1996

<F1>The estimated annual expenses are expected to fluctuate periodically (see "
Trust Administration--Fund Administration and Expenses--Miscellaneous
Expenses" ).

<F2>The Estimated Current Returns and Estimated Long-Term Returns are increased for transactions entitled to a reduced sales charge. See "Unitholder Explanations--Public Offering--General" .

<F3>The Estimated Current Returns are calculated by dividing the Estimated Net
Annual Interest Income per Unit by the Public Offering Price. The Estimated Net Annual Interest Income per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Securities while the Public Offering Price will vary with changes in the offering price of the underlying Securities; therefore, there is no assurance that the present Estimated Current Returns indicated above will be realized in the future. The Estimated Long-Term Returns are calculated using a formula which (1) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all of the Securities in the Trust and (2) takes into account the expenses and sales charge associated with each Trust Unit. Since the market values and estimated retirements of the Securities and the expenses of the Trust will change, there is no assurance that the present Estimated Long-Term Returns as indicated above will be realized in the future. The Estimated Current Returns and Estimated Long-Term Returns are expected to differ because the calculation of the Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculation includes only net annual interest income and Public Offering Price.

<F4>These figures are based on estimated per Unit cash flows. Estimated cash flows will vary with changes in fees and expenses, with changes in current interest rates and with the principal prepayment, redemption, maturity, call, exchange or sale of the underlying Securities. The estimated cash flows for this Series are set forth under "Estimated Cash Flows to Unitholders" .


NORTH CAROLINA INVESTORS' QUALITY TAX-EXEMPT TRUST
SERIES 85 (IM-IT AND QUALITY MULTI-SERIES 266)
PORTFOLIO As of January 31, 1996
                                                                                                                     Offering
                                                                                                                     Price To
                                                                                                                     North
                                                                                                                     Carolina
                                                                                                                     Quality
                                                                                                                     Trust<F4>
              Name of Issuer, Title, Interest Rate and Maturity Date of
              either Bonds Deposited or Bonds Contracted for<F1><F5>
Aggregate                                                                                        Redemption
                                                                                      Rating<F2> Feature<F3>
                                                                         Standard
                                                                         & Poor's     Moody's
$    250,000  Pasquotank County, North Carolina, Certificates of
              Participation, Public Schools Project  (MBIA Insured)                              2006 @ 102
              #5.00% Due 6/1/2015.......................................         AAA        Aaa  2009 @ 100 S.F.     $     240,770
     250,000  Randolph County, North Carolina, Certificates of                                   2005 @ 102
              Participation (MBIA Insured)   #5.30% Due 6/1/2015........         AAA        Aaa  2009 @ 100 S.F.           248,253
      95,000  North Carolina Municipal Power Agency No. 1, Catawba
              Electric Company, Revenue Refunding Bonds, Series 1993                             2003 @ 102
              (MBIA Insured)   #5.00% Due 1/1/2018......................         AAA        Aaa  2016 @ 100 S.F.            89,693
     500,000  North Carolina Medical Care Commission, Hospital Revenue
              Bonds (Gaston Memorial Hospital Project) Series 1995                               2006 @ 102
              #5.50% Due 2/15/2019......................................          A+          A  2016 @ 100 S.F.           498,005
     280,000  Greensboro, North Carolina, Enterprise System Revenue                              2005 @ 102
              Bonds, Combined Series 1995A   #5.375% Due 6/1/2019.......         AA-         A1  2016 @ 100 S.F.           281,965
     400,000  North Carolina Municipal Power Agency No. 1, Catawba
              Electric Company, Revenue Bonds, Series 1995A (AMBAC                               2006 @ 102
              Indemnity Insured)   #5.375% Due 1/1/2020.................         AAA        Aaa  2019 @ 100 S.F.           394,848
     250,000  Fayetteville, North Carolina, Public Works Commission
              Revenue Bonds, Series 1995A (AMBAC Indemnity Insured)                              2005 @ 102
              #5.375% Due 3/1/2020......................................         AAA        Aaa  2017 @ 100 S.F.           250,415
     500,000  City of Charlotte, North Carolina, Refunding Certificates
              of Participation (Convention Facility Project) Series                              2003 @ 102
              1993C (AMBAC  Indemnity Insured)   #5.25% Due 12/1/2020...         AAA        Aaa  2014 @ 100 S.F.           488,935
     500,000  New Hanover County, North Carolina, Hospital Revenue
              Bonds (New Hanover Regional Medical Center Project)
              Series 1993 (AMBAC  Indemnity Insured)   #4.75% Due                                2003 @ 102
              10/1/2023.................................................         AAA        Aaa  2014 @ 100 S.F.           453,325
$  3,025,000                                                                                                         $   2,946,209


For an explanation of the footnotes used on this page, see "Notes to Portfolios" .



As of the Date of Deposit: January 31, 1996



(1)All Securities are represented by "regular way" or "when issued" contracts for the performance of which an irrevocable letter of credit, obtained from an affiliate of the Trustee, has been deposited with the Trustee. At the Date of Deposit, Securities may have been delivered to the Sponsor pursuant to certain of these contracts; the Sponsor has assigned to the Trustee all of its right, title and interest in and to such Securities. Contracts to acquire Securities were entered into during the period from January 4,1996 to January 31,1996. These Securities have expected settlement dates ranging from January 31,1996 to February 21,1996 (see "Unitholder Explanations" ).


(2)All ratings are by Standard & Poor's unless otherwise indicated. "*" indicates that the rating of the Bond is by Moody's Investors Service, Inc.
The ratings represent the latest published ratings by the respective ratings agency or, if not published, represent private letter ratings or those ratings expected to be published by the respective ratings agency. "Y" indicates that such rating is contingent upon physical receipt by the respective ratings agency of a policy of insurance obtained by the issuer of the bonds involved and issued by the Preinsured Bond Insurer named in the bond's title. A commitment for insurance in connection with these bonds has been issued by the Preinsured Bond Insurer named in the bond's title. "
N/R" indicates that the applicable rating service did not provide a rating for that particular Security. For a brief description of the rating symbols and their related meanings, see "Other Matters--Description of Securities Ratings" .

(3)There is shown under this heading the year in which each issue of Bonds is initially or currently callable and the call price for that year. Each issue of Bonds continues to be callable at declining prices thereafter (but not below par value) except for original issue discount bonds which are redeemable at prices based on the issue price plus the amount of original issue discount accreted to redemption date plus, if applicable, some premium, the amount of which will decline in subsequent years. "S.F." indicates a sinking fund is established with respect to an issue of Bonds. Redemption pursuant to call provisions generally will, and redemption pursuant to sinking fund provisions may, occur at times when the redeemed bonds have an offering side valuation which represents a premium over par. Certain Bonds may be subject to redemption without premium prior to the date shown pursuant to extraordinary optional or mandatory redemptions if certain events occur. Single family mortgage revenue bonds and housing authority bonds are most likely to be called subject to such provisions, but other bonds may have similar call features. Notwithstanding any provisions to the contrary, certain bond issuers have in the past and others may in the future attempt to redeem Bonds prior to their initially scheduled call dates and at prices which do not include any premiums. For a general discussion of certain of these events, see " Unitholder Explanations--Bond Redemptions" . To the extent that the
Securities were deposited in a Trust at a price higher than the price at which they are redeemed, this will represent a loss of capital when compared with the original Public Offering Price of the Units. Conversely, to the extent that the Bonds were acquired at a price lower than the redemption price, this will represent an increase in capital when compared with the original Public Offering Price of the Units. Distributions will generally be reduced by the amount of the income which would otherwise have been paid with respect to redeemed Securities and there will be distributed to Unitholders the principal amount and any premium received on such redemption. The Estimated Current Return and Estimated Long-Term Return in this event may be affected by such redemptions. For the Federal tax effect on Unitholders of such redemptions and resultant distributions, see paragraph (2) under "Other Matters--Federal
Tax Status" .

(4)Evaluation of Securities is made on the basis of current offering prices for the Securities. The offering prices are greater than the current bid prices of the Securities which is the basis on which Unit value is determined for purposes of redemption of Units (see "Unitholder Explanations--Public Offering--Offering Price" ).

(5)Other information regarding the Bonds in each Trust, as of the Date of Deposit, is as follows:


                                                              Annual
                          Annual                   Profit     Interest    Bid Side
Trust                     Insurance  Cost to       (Loss) to  Income to   Evaluation
                          Cost       Sponsor       Sponsor    Trust       of  Bonds
IM-IT.................... $--        $   8,545,515 $   89,603 $   475,750 $   8,569,456
Missouri IM-IT........... $--        $   3,372,323 $   31,320 $   180,935 $   3,377,731
Pennsylvania IM-IT....... $--        $   2,855,302 $   37,654 $   157,573 $   2,870,944
North Carolina Quality... $--        $   2,926,890 $   19,319 $   157,988 $   2,923,514


The Sponsor may have entered into contracts which hedge interest rate fluctuations on certain Bonds in certain Portfolios. The cost of any such contracts and the corresponding gain or loss is included in the Cost to Sponsor. Certain Securities in the Fund, if any, marked by a double asterisk (**), have been purchased on a "when, as and if issued" or " delayed delivery" basis. Interest on these Securities begins accruing to the benefit of Unitholders on their respective dates of delivery. Delivery is expected to take place at various dates after the First Settlement Date as follows:


                          Percent of
Trust                     Aggregate Principal    Range of Days Subsequent
                          Amount                 to First Settlement Date
IM-IT....................                    18%                 9 to 16 days
Missouri IM-IT...........                    23%                       2 days
Pennsylvania IM-IT.......                     --                           --
North Carolina Quality...                     --                           --

On the Date of Deposit, the offering side evaluations of the Securities in the IM-IT, Missouri IM-IT, Pennsylvania IM-IT and North Carolina Quality Trusts were higher than the bid side evaluations of such Securities by 0.74%, 0.73%, 0.74% and 0.75%, respectively, of the aggregate principal amounts of such Securities.
"#" indicates that such Bond was issued at an original issue discount.
The tax effect of Bonds issued at an original issue discount is described in "Other Matters--Federal Tax Status" .

(6)This Bond has been purchased at a deep discount from the par value because there is little or no stated interest income thereon. Bonds which pay no interest are normally described as "zero coupon" bonds. Over the life of bonds purchased at a deep discount the value of such bonds will increase such that upon maturity the holders of such bonds will receive 100% of the principal amount thereof. To the extent that zero coupon bonds are sold or called prior to maturity, there is no guarantee that the value of the proceeds received therefrom by the Trust will equal or exceed the par value that would have been obtained at maturity of such zero coupon bonds. Approximately 3%, 4% and 3% of the aggregate principal amount of the Securities in the IM-IT, Missouri IM-IT Trust and Pennsylvania IM-IT Trust, respectively, are "zero coupon" bonds.


Underwriting. The Underwriters named below have severally purchased Units in the following respective amounts from the Sponsor.


                                                                                                                             IM-IT
Name                                        Address                                                                          Units
Van Kampen American Capital Dist., Inc.     One Parkview Plaza, Oakbrook Terrace, Illinois 60181                             2,530
Dean Witter Reynolds, Incorporated          2 World Trade Center, 59th Floor, New York, New York 10048                       1,500
A.G. Edwards & Sons, Inc.                   One North Jefferson Avenue, St. Louis, Missouri 63103                            1,200
Edward D. Jones & Co.                       201 Progress Parkway, Maryland Heights, Missouri  63043                            500
R. Seelaus & Co., Inc.                      The Atrium @ 47 Maple Street, Summit, New Jersey 07901                             350
Advest, Inc.                                90 State House Square, Hartford, Connecticut 06103                                 250
Fidelity Capital Markets                    164 Northern Avenue, Boston, Massachusetts 02210                                   250
J.J.B. Hilliard, W.L. Lyons, Inc.           501 South Fourth Street, Louisville, Kentucky 40202                                250
Principal Financial Securities, Inc.        Fountain Place, 1445 Ross Avenue, Suite 2300, Dallas, Texas 75201                  250
Southwest Securities Inc.                   1201 Elm Street, Suite 4300, Dallas, Texas 75270                                   250
Stifel, Nicolaus & Company, Incorporated    500 North Broadway, St. Louis, Missouri 63102                                      250
B.C. Ziegler and Company                    215 North Main Street, West Bend, Wisconsin 53095                                  200
Robert W. Baird & Co. Inc.                  777 East Wisconsin Avenue, Milwaukee, Wisconsin 53202                              100
Butler, Wick & Co., Inc.                    City Center One, Suite 700, P.O. Box 149, Youngstown, Ohio 44501                   100
First Miami Securities                      20660 West Dixie Highway, North Miami Beach, Florida 33180                         100
Gruntal & Co., Incorporated                 14 Wall Street, New York, New York 10005                                           100
Huntleigh Securities Corporation            222 South Central, 3rd Floor, St. Louis, Missouri 63105                            100
William R. Hough & Company                  100 Second Avenue South, 8th Floor, St. Petersburg, Florida 33701                  100
McDonald & Company Securities, Inc.         McDonald Investment Center, 800 Superior Avenue, Suite 2100,
                                            Cleveland, Ohio 44114                                                              100
Oppenheimer & Co., Inc.                     World Financial Center, 8th Floor, New York, New York 10281                        100
Prudential Securities Inc.                  1 New York Plaza, 14th Floor, New York, New York 10292-2014                        100
Raymond James & Associates, Inc.            880 Carillon Parkway, St. Petersburg, Florida 33733                                100
Roosevelt & Cross Inc.                      20 Exchange Place, New York, New York 10005                                        100
Smith Barney Inc.                           388 Greenwich Street, 23rd Floor, New York, New York 10013                         100
US Clearing Corp.                           26 Broadway, New York, New York 10004                                              100
                                                                                                                             9,080



                                                                                                             Missouri IM-IT
Name                                        Address                                                             Trust Units
Van Kampen American Capital Dist., Inc.     One Parkview Plaza, Oakbrook Terrace, Illinois 60181                     2,429
A.G. Edwards & Sons, Inc.                   One North Jefferson Avenue, St. Louis, Missouri 63103                      500
Stifel, Nicolaus & Company, Incorporated    500 North Broadway, St. Louis, Missouri 63102                              250
Dean Witter Reynolds, Incorporated          2 World Trade Center, 59th Floor, New York, New York 10048                 100
Gruntal & Co., Incorporated                 14 Wall Street, New York, New York 10005                                   100
Edward D. Jones & Co.                       201 Progress Parkway, Maryland Heights, Missouri  63043                    100
Smith Barney Inc.                           388 Greenwich Street, 23rd Floor, New York, New York 10013                 100
                                                                                                                     3,579

                                                                                                                  Pennsylvania
                                                                                                                   IM-IT Trust
Name                                       Address                                                                       Units
Van Kampen American Capital Dist., Inc.    One Parkview Plaza, Oakbrook Terrace, Illinois 60181                         1,242
Boenning & Scattergood, Inc.               Four Falls Corporate Center, Suite 212, Route 23,
                                           West Conshohocken, Pennsylvania 19428                                          250
Gruntal & Co., Incorporated                14 Wall Street, New York, New York 10005                                       250
Legg Mason Wood Walker, Inc.               111 South Calvert Street, Baltimore, Maryland 21202                            250
Prudential Securities Inc.                 1 New York Plaza, 14th Floor, New York, New York 10292-2014                    250
Advest, Inc.                               90 State House Square, Hartford, Connecticut 06103                             100
Dean Witter Reynolds, Incorporated         2 World Trade Center, 59th Floor, New York, New York 10048                     100
Janney Montgomery Scott Inc.               1801 Market Street, 11th Floor, Philadelphia, Pennsylvania 19103               100
Edward D. Jones & Co.                      201 Progress Parkway, Maryland Heights, Missouri  63043                        100
W.H. Newbold's Son & Co.                   1500 Walnut Street, Philadelphia, Pennsylvania 19102                           100
Parker/Hunter, Incorporated                600 Grant Street, Pittsburgh, Pennsylvania 15219                               100
Smith Barney Inc.                          388 Greenwich Street, 23rd Floor, New York, New York 10013                     100
Wheat First Butcher Singer                 River Front Plaza, 901 East Byrd Street, Richmond, Virginia 23219              100
                                                                                                                        3,042

                                                                                                                         North
                                                                                                                      Carolina
                                                                                                                 Quality Trust
Name                                       Address                                                                       Units
Van Kampen American Capital Dist., Inc.    One Parkview Plaza, Oakbrook Terrace, Illinois 60181                         2,498
Dean Witter Reynolds, Incorporated         2 World Trade Center, 59th Floor, New York, New York 10048                     100
Gruntal & Co., Incorporated                14 Wall Street, New York, New York 10005                                       100
Edward D. Jones & Co.                      201 Progress Parkway, Maryland Heights, Missouri  63043                        100
Prudential Securities Inc.                 1 New York Plaza, 14th Floor, New York, New York 10292-2014                    100
Smith Barney Inc.                          388 Greenwich Street, 23rd Floor, New York, New York 10013                     100
Wheat First Butcher Singer                 River Front Plaza, 901 East Byrd Street, Richmond, Virginia 23219              100
                                                                                                                        3,098


Units may also be sold to broker-dealers and others at prices representing the per Unit concession or agency commission stated under "Trust Administration--General--Unit Distribution" . However, resales of Units by such broker-dealers and others to the public will be made at the Public Offering Price described in the Prospectus. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units and the right to change the amount of the concession or agency commission from time to time.

In addition to any other benefits the Underwriters may realize from the sale of the Units of the Fund, the Agreement Among Underwriters provides that the Sponsor will share on a pro rata basis among those Underwriters who underwrite at least 250 Units 50% of the aggregate gain, if any, represented by the difference between the Sponsor's cost of the Securities in connection with their acquisition and the evaluation thereof on the Date of Deposit less deductions for certain accrued interest and certain other costs. See "
Trust Administration--General--Sponsor and Underwriter Compensation" and "Portfolio" for the applicable Trust.

Underwriters and broker-dealers of the Trusts, banks and/or others are eligible to participate in a program in which such firms receive from the Sponsor a nominal award for each of their representatives who have sold a minimum number of units of unit investment trusts created by the Sponsor during a specified time period. In addition, at various times the Sponsor may implement other programs under which the sales forces of Underwriters, brokers, dealers, banks and/or others may be eligible to win other nominal awards for certain sales efforts, or under which the Sponsor will reallow to any such Underwriters, brokers, dealers, banks and/or others that sponsor sales contests or recognition programs conforming to criteria established by the Sponsor, or participate in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such persons at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor pay fees to qualifying underwriters, brokers, dealers, banks or others for certain services or activities which are primarily intended to result in sales of Units of the Trusts. Such payments are made by the Sponsor out of its own assets, and not out of the assets of the Trusts. These programs will not change the price Unitholders pay for their Units or the amount that the Trusts will receive from the Units sold. Approximately every eighteen months the Sponsor holds a business seminar which is open to Underwriters that sell units of trusts it sponsors. The Sponsor pays substantially all costs associated with the seminar, excluding Underwriter travel costs. Each Underwriter is invited to send a certain number of representatives based on the gross number of units such firm underwrites during a designated time period.

FUND ADMINISTRATION AND EXPENSES


Sponsor. Van Kampen American Capital Distributors, Inc., a Delaware corporation, is the Sponsor of the Trust. Van Kampen American Capital Distributors, Inc. is primarily owned by Clayton, Dubilier & Rice, Inc., a New York-based private investment firm. Van Kampen American Capital Distributors, Inc. management owns a significant minority equity position. Van Kampen American Capital Distributors, Inc. specializes in the underwriting and distribution of unit investment trusts and mutual funds. The Sponsor is a member of the National Association of Securities Dealers, Inc. and has offices at One Parkview Plaza, Oakbrook Terrace, Illinois 60181, (708) 684-6000 and 2800 Post Oak Boulevard, Houston, Texas, 77056, (713) 993-0500. It maintains a branch office in Philadelphia and has regional representatives in Atlanta, Dallas, Los Angeles, New York, San Francisco, Seattle and Tampa. As of September 30, 1995 the total stockholders' equity of Van Kampen American Capital Distributors, Inc. was $123,413,000 (unaudited). (This paragraph relates only to the Sponsor and not to the Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust or to any Multi-Series thereof or to any other Underwriter. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request.)

As of December 30, 1995, the Sponsor and its affiliates managed or supervised approximately $56.0 billion of investment products, of which over $24.8 billion is invested in municipal securities. The Sponsor and its affiliates managed $44.0 billion of assets, consisting of $22.2 billion for 63 (of which 47 are distributed by Van Kampen American Captial Distributors, Inc.) open end mutual funds, $11.4 billion for 38 closed-end funds and $5.6 billion for 84 institutional accounts. The Sponsor has also deposited approximately $26 billion of unit investment trusts. Based on cumulative assets deposited, the Sponsor believes that it is the largest sponsor of insured municipal unit investment trusts, primarily through the success of its Insured Municipals Income Trust(R)or the IM-IT(R)trust. The Sponsor also provides surveillance and evaluation services at cost for approximately $13 billion of unit investment trust assets outstanding. Since 1976, the Sponsor has serviced over two million investor accounts, opened through retail distribution firms.


If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission,
(ii) terminate the Trust Agreement and liquidate the Fund as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

All costs and expenses incurred in creating and establishing the Fund, including the cost of the initial preparation, printing and execution of the Trust Agreement and the certificates, legal and accounting expenses, advertising and selling expenses, expenses of the Trustee, initial evaluation fees and other out-of-pocket expenses have been borne by the Sponsor at no cost to the Fund.

Compensation of Sponsor and Evaluator. The Sponsor will not receive any fees in connection with its activities relating to the Fund. However, American Portfolio Evaluation Services, a division of Van Kampen American Capital Investment Advisory Corp., which is a wholly-owned subsidiary corporation of the Sponsor, will receive an annual supervisory fee as indicated under " Summary of Essential Financial Information" for providing portfolio supervisory services for the Fund. Such fee (which is based on the number of Units outstanding in each Trust on January 1 of each year) may exceed the actual costs of providing such supervisory services for this Fund, but at no time will the total amount received for portfolio supervisory services rendered to Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 1 and subsequent series and to any other unit investment trusts sponsored by the Sponsor for which the Evaluator provides portfolio supervisory services in any calendar year exceed the aggregate cost to the Evaluator of supplying such services in such year. In addition, the Evaluator shall receive an annual evaluation fee as indicated under "Summary of Essential Financial Information" for regularly evaluating each Trust's portfolio. Both of the foregoing fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price
Index published by the United States Department of Labor or, if such category is no longer published, in a comparable category. The Sponsor and the Underwriters will receive sales commissions and may realize other profits (or losses) in connection with the sale of Units and the deposit of the Securities as described under "General--Sponsor and Underwriter Compensation" below.

Trustee. The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its offices at 101 Barclay Street, New York, New York 10286 (800) 221-7668. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

The duties of the Trustee are primarily ministerial in nature. It did not participate in the selection of Bonds for the portfolios of any of the Trusts.

In accordance with the Trust Agreement, the Trustee shall keep proper books of record and account of all transactions at its office for the Fund. Such records shall include the name and address of, and the certificates issued by the Fund to, every Unitholder of the Fund. Such books and records shall be open to inspection by any Unitholder at all reasonable times during the usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or Federal statute, rule or regulation (see "Unitholder Explanations--Public Offering--Reports Provided" ). The Trustee is required to keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during the usual business hours by any Unitholder, together with a current list of the Securities held in the Fund.

Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of the trusts created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor. The Trustee or successor trustee must mail a copy of the notice of resignation to all Fund Unitholders then of record, not less than 60 days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within 30 days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may remove the Trustee and appoint a successor trustee as provided in the Trust Agreement at any time with or without cause. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The resignation or removal of a Trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor trustee. The Trustee must be a banking corporation organized under the laws of the United States or any state and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.


Trustee's Fee. For its services the Trustee will receive a fee based on the aggregate outstanding principal amount of Securities in each Trust as of the opening of business on January 2 and July 2 of each year as set forth under "Per Unit Information" for the applicable Trust. During the first year the Trustee may agree to reduce its fee (and to the extent necessary pay miscellaneous expenses of a Trust) as stated under "Per Unit
Information" for the applicable Trust. After the first year such fee will be computed at $.51 per $1,000 principal amount of Securities for that portion of each Trust under the semi-annual distribution plan and $.91 per $1,000 principal amount of Securities for that portion of each Trust under the monthly distribution plan. Based on the size of the Trust on the Date of Deposit and assuming all Unitholders had chosen the semi-annual distribution plan, the Trustee's estimated annual fees for ordinary recurring services would initially amount to $4,544, $1,800, $1,522 and $1,543 for the IM-IT, Missouri IM-IT, Pennsylvania IM-IT and North Carolina Quality Trusts, respectively. Assuming in the alternative that all Unitholders had elected the monthly distribution plan such fees would have initially amount to $8,108, $3,212, $2,716 and $2,753 for the above mentioned Trusts, respectively. The Trustee's fees are payable monthly on or before the twenty-fifth day of each month from the Interest Account of each Trust to the extent funds are available and then from the Principal Account of each Trust, with such payments being based on each Trust's portion of such expenses. Since the Trustee has the use of the funds being held in the Principal and Interest Accounts for future distributions, payment of expenses and redemptions and since such Accounts are non-interest bearing to Unitholders, the Trustee benefits thereby. Part of the Trustee's compensation for its services to each Trust is expected to result from the use of these funds. Such fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index published by the United States
Department of Labor or, if such category is no longer published, in a comparable category. The Trustee's fees will not be increased in future years in order to make up any reduction in the Trustee's fees described under "
Per Unit Information" for the applicable Trust. For a discussion of the services rendered by the Trustee pursuant to its obligations under the Trust Agreement, see "Unitholder Explanations--Public Offering--Reports
Provided" and "Trustee" above.


 Portfolio Administration. The Trustee is empowered to sell, for the purpose of redeeming Units tendered by any Unitholder, and for the payment of expenses for which funds may not be available, such of the Bonds designated by the Evaluator as the Trustee in its sole discretion may deem necessary. The Evaluator, in designating such Securities, will consider a variety of factors, including (a) interest rates, (b) market value and (c) marketability. The Sponsor, in connection with the Quality Trusts, may direct the Trustee to dispose of Securities upon default in payment of principal or interest, institution of certain legal proceedings, default under other documents adversely affecting debt service, default in payment of principal or interest on other obligations of the same issuer, decline in projected income pledged for debt service on revenue bonds or decline in price or the occurrence of other market or credit factors, including advance refunding (i.e., the issuance of refunding securities and the deposit of the proceeds thereof in trust or escrow to retire the refunded securities on their respective redemption dates), so that in the opinion of the Sponsor the retention of such Securities would be detrimental to the interest of the Unitholders. In connection with the Insured Trusts to the extent that Bonds are sold which are current in payment of principal and interest in order to meet redemption requests and defaulted Bonds are retained in the portfolio in order to preserve the related insurance protection applicable to said Bonds, the overall quality of the Bonds remaining in such Trust's portfolio will tend to diminish. Except as described in this section and in certain other unusual circumstances for which it is determined by the Trustee to be in the best interests of the Unitholders or if there is no alternative, the Trustee is not empowered to sell Bonds from an Insured Trust which are in default in payment of principal or interest or in significant risk of such default and for which value has been attributed for the insurance obtained by such Insured Trust. Because of such restrictions on the Trustee under certain circumstances, the Sponsor may seek a full or partial suspension of the right of Unitholders to redeem their Units in an Insured Trust. See "Unitholder
Explanations--Public Offering-- Redemption of Units" . The Sponsor is empowered, but not obligated, to direct the Trustee to dispose of Bonds in the event of an advanced refunding.

The Sponsor is required to instruct the Trustee to reject any offer made by an issuer of any of the Securities to issue new obligations in exchange or substitution for any Security pursuant to a refunding or refinancing plan, except that the Sponsor may instruct the Trustee to accept or reject such an offer or to take any other action with respect thereto as the Sponsor may deem proper if (1) the issuer is in default with respect to such Security or (2) in the written opinion of the Sponsor the issuer will probably default with respect to such Security in the reasonably foreseeable future. Any obligation so received in exchange or substitution will be held by the Trustee subject to the terms and conditions of the Trust Agreement to the same extent as Securities originally deposited thereunder. Within five days after the deposit of obligations in exchange or substitution for underlying Securities, the Trustee is required to give notice thereof to each Unitholder of the Trust thereby affected, identifying the Securities eliminated and the Securities substituted therefor. Except as stated herein and under "Unitholder Explanations--Settlement of Bonds in the Trusts" regarding the substitution of Replacement Bonds for Failed Bonds, the acquisition by the Fund of any securities other than the Securities initially deposited is not permitted.

If any default in the payment of principal or interest on any Security occurs and no provision for payment is made therefor within 30 days, the Trustee is required to notify the Sponsor thereof. If the Sponsor fails to instruct the Trustee to sell or to hold such Security within 30 days after notification by the Trustee to the Sponsor of such default, the Trustee may in its discretion sell the defaulted Security and not be liable for any depreciation or loss thereby incurred.

Sponsor Purchases of Units. The Trustee shall notify the Sponsor of any tender of Units for redemption. If the Sponsor's bid in the secondary market at that time equals or exceeds the Redemption Price per Unit, it may purchase such Units by notifying the Trustee before the close of business on the second succeeding business day and by making payment therefor to the Unitholder not later than the day on which the Units would otherwise have been redeemed by the Trustee. Units held by the Sponsor may be tendered to the Trustee for redemption as any other Units.

The offering price of any Units acquired by the Sponsor will be in accord with the Public Offering Price described in the then currently effective prospectus describing such Units. Any profit resulting from the resale of such Units will belong to the Sponsor which likewise will bear any loss resulting from a lower offering or Redemption Price subsequent to its acquisition of such Units.

Insurance Premiums. The cost of the portfolio insurance obtained by the respective Trusts, if any, is that amount shown in footnote (5) in "Notes to Portfolios" , so long as such Trust retains the Bonds. Premiums, which are obligations of each Insured Trust, are payable monthly by the Trustee on behalf of the respective Trust. As Bonds in the portfolio of an Insured Trust are redeemed by their respective issuers or are sold by the Trustee, the amount of the premium will be reduced in respect of those Bonds no longer owned by and held in such Trust. If the Trustee exercises the right to obtain permanent insurance, the premiums payable for such permanent insurance will be paid solely from the proceeds of the sale of the related Bonds. The premiums for such permanent insurance with respect to each Bond will decline over the life of the Bond. A Trust does not incur any expense for Preinsured Bond insurance, since the premium or premiums for such insurance have been paid by the issuer or the Sponsor prior to the deposit of such Preinsured Bonds in a Trust. Preinsured Bonds are not additionally insured by an Insured Trust.

Miscellaneous Expenses. The following additional charges are or may be incurred by the Trusts: (a) fees of the Trustee for extraordinary services,
(b) expenses of the Trustee (including legal and auditing expenses) and of counsel designated by the Sponsor, (c) various governmental charges, (d) expenses and costs of any action taken by the Trustee to protect the Trusts and the rights and interests of Unitholders, (e) indemnification of the Trustee for any loss, liability or expenses incurred by it in the administration of the Fund without negligence, bad faith or willful misconduct on its part, (f) any special custodial fees payable in connection with the sale of any of the Bonds in a Trust, (g) expenditures incurred in contacting Unitholders upon termination of the Trusts and (h) costs incurred to reimburse the Trustee for advancing funds to the Trusts to meet scheduled distributions (which costs may be adjusted periodically in response to fluctuations in short-term interest rates).

The fees and expenses set forth herein are payable out of the Trusts. When such fees and expenses are paid by or owing to the Trustee, they are secured by a lien on the portfolio or portfolios of the applicable Trust or Trusts. If the balances in the Interest and Principal Accounts are insufficient to provide for amounts payable by the Fund, the Trustee has the power to sell Securities to pay such amounts.

GENERAL

Amendment or Termination. The Sponsor and the Trustee have the power to amend the Trust Agreement without the consent of any of the Unitholders when such an amendment is (a) to cure an ambiguity or to correct or supplement any provision of the Trust Agreement which may be defective or inconsistent with any other provision contained therein or (b) to make such other provisions as shall not adversely affect the interest of the Unitholders (as determined in good faith by the Sponsor and the Trustee), provided that the Trust Agreement may not be amended to increase the number of Units issuable thereunder or to permit the deposit or acquisition of securities either in addition to or in substitution for any of the Securities initially deposited in the Fund, except for the substitution of certain refunding securities for such Securities. In the event of any amendment, the Trustee is obligated to notify promptly all Unitholders of the substance of such amendment.

A Trust may be terminated at any time by consent of Unitholders of 51% of the Units of such Trust then outstanding or by the Trustee when the value of such Trust, as shown by any semi-annual evaluation, is less than that indicated under "Summary of Essential Financial Information" . A Trust will be liquidated by the Trustee in the event that a sufficient number of Units not yet sold are tendered for redemption by the Underwriters, including the Sponsor, so that the net worth of such Trust would be reduced to less than 40% of the initial principal amount of such Trust. If a Trust is liquidated because of the redemption of unsold Units by the Underwriters, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser. The Trust Agreement provides that each Trust shall terminate upon the redemption, sale or other disposition of the last Security held in such Trust, but in no event shall it continue beyond the end of the year preceding the fiftieth anniversary of the Trust Agreement in the case of an IM-IT or a State Trust, or beyond the end of the year preceding the twentieth anniversary of the Trust Agreement in the case of IM-IT Limited Maturity, IM-IT Intermediate and IM-IT Short Intermediate Trusts. In the event of termination of the Fund or any Trust, written notice thereof will be sent by the Trustee to each Unitholder of such Trust at his address appearing on the registration books of the Fund maintained by the Trustee. Within a reasonable time thereafter the Trustee shall liquidate any Securities then held in such Trust and shall deduct from the funds of such Trust any accrued costs, expenses or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. The sale of Securities in the Trust upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. For this reason, among others, the amount realized by a Unitholder upon termination may be less than the principal amount or par amount of Securities represented by the Units held by such Unitholder. The Trustee shall then distribute to each Unitholder his share of the balance of the Interest and Principal Accounts. With such distribution the Unitholder shall be furnished a final distribution statement of the amount distributable. At such time as the Trustee in its sole discretion shall determine that any amounts held in reserve are no longer necessary, it shall make distribution thereof to Unitholders in the same manner.

Notwithstanding the foregoing, in connection with final distributions to Unitholders of an Insured Trust, it should be noted that because the portfolio insurance obtained by an Insured Trust is applicable only while Bonds so insured are held by such Trust, the price to be received by such Trust upon the disposition of any such Bond which is in default, by reason of nonpayment of principal or interest, will not reflect any value based on such insurance. Therefore, in connection with any liquidation, it shall not be necessary for the Trustee to, and the Trustee does not currently intend to, dispose of any Bond or Bonds if retention of such Bond or Bonds, until due, shall be deemed to be in the best interest of Unitholders, including, but not limited to, situations in which a Bond or Bonds so insured are in default and situations in which a Bond or Bonds so insured have deteriorated market prices resulting from a significant risk of default. Since the Preinsured Bonds will reflect the value of the related insurance, it is the present intention of the Sponsor not to direct the Trustee to hold any of such Preinsured Bonds after the date of termination. All proceeds received, less applicable expenses, from insurance on defaulted Bonds not disposed of at the date of termination will ultimately be distributed to Unitholders of record as of such date of termination as soon as practicable after the date such defaulted Bond or Bonds become due and applicable insurance proceeds have been received by the Trustee.

Limitation on Liabilities. The Sponsor, the Evaluator and the Trustee shall be under no liability to Unitholders for taking any action or for refraining from taking any action in good faith pursuant to the Trust Agreement, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith or gross negligence in the performance of their duties or by reason of their reckless disregard of their obligations and duties hereunder. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities. In the event of the failure of the Sponsor to act under the Trust Agreement, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Trust Agreement.

The Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest thereon or upon it as Trustee under the Trust Agreement or upon or in respect of the Fund which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee.

The Trustee, Sponsor and Unitholders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. Determinations by the Evaluator under the Trust Agreement shall be made in good faith upon the basis of the best information available to it; provided, however, that the Evaluator shall be under no liability to the Trustee, Sponsor or Unitholders for errors in judgment. This provision shall not protect the Evaluator in any case of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

Unit Distribution. During the initial offering period, Units will be distributed to the public by Underwriters, broker-dealers and others (see " Underwriting" ) at the Public Offering Price, plus interest accrued but unpaid from the First Settlement Date to the date of settlement as described above under "Unitholder Explanations--Accrued Interest--Accrued
Interest" . Upon the completion of the initial offering, Units repurchased in the secondary market, if any, may be offered by this Prospectus at the secondary Public Offering Price plus interest accrued to the date of settlement in the manner described.


The Sponsor intends to qualify the Units for sale in a number of states. Broker-dealers or others will be allowed a concession or agency commission in connection with the distribution of Units during the initial offering period of in the case of an IM-IT or a State Trust $30.00 per Unit for less than 100 Units, $36.00 per Unit for any single transaction of 100 to 249 Units, $38.00 per Unit for any single transaction of 250 to 499 Units, $39.00 per Unit for any single transaction of 500 to 999 Units and $39.00 per Unit for any single transaction of 1,000 or more Units, provided that such Units are acquired either from the Sponsor (in the case of dealer transactions) or through the Sponsor (in the case of transactions involving brokers or others). The increased concession or agency commission is a result of the discount given to purchasers for quantity purchases. See "Unitholder Explanations--Public Offering--General" . Certain commercial banks are making Units of the Fund available to their customers on an agency basis. A portion of the sales charge paid by these customers (equal to the agency commission referred to above) is retained by or remitted to the banks. Under the Glass-Steagall Act, banks are prohibited from underwriting Units of the Fund; however, the Glass-Steagall Act does permit certain agency transactions and the banking regulators have not indicated that these particular agency transactions are not permitted under such Act. In addition, state securities laws on this issue may differ from the interpretations of federal law expressed herein and banks and financial institutions may be required to register as dealers pursuant to state law. Any quantity discount (see "Unitholder Explanations--Public Offering--General" ) provided to investors will be borne by the selling dealer or agent. For secondary market transactions, such concession or agency commission will amount to 70% of the applicable sales charge as determined using the table found in "Unitholder Explanations--Public Offering" .


Except as stated hereinafter, the minimum purchase requirement in the initial offering period and in the secondary market is one Unit. In connection with fully disclosed transactions with the Sponsor, the minimum purchase requirement will be that number of Units set forth in the contract between the Sponsor and the related broker or agent.

The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units and to change the amount of the concession or agency commission to dealers and others from time to time. See "Underwriting" .

Sponsor and Underwriter Compensation. The Underwriters will receive a gross sales commission equal to that percentage of the Public Offering Price of the Units as indicated under "Unitholder Explanations--Public
Offering--Offering Price" less any reduced sales charges for quantity purchases as described under "Unitholder Explanations--Public
Offering--General" .


The Sponsor will receive from the Underwriters the excess of such gross sales commission over $35.00, $29.00, $27.00, $12.00 and $35.00 per Unit of any
Quality, IM-IT Limited Maturity, IM-IT Intermediate, IM-IT Short Intermediate and other Insured Trusts, respectively, as of the Date of Deposit. In connection with quantity sales to purchasers of any IM-IT or State Trust the Underwriters will receive from the Sponsor commissions totalling $37.00 per Unit for any single transaction of 100 to 249 Units, $39.00 per Unit for any single transaction of 250 to 499 Units, $40.00 per Unit for any single transaction of 500 to 999 Units and $39.00 per Unit for any single transaction of 1,000 or more Units. A. G. Edwards & Sons, Inc. ("Edwards" ), which acts as a Managing Underwriter of Units of the various series of the IM-IT, will receive from the Sponsor reimbursement for certain costs and further compensation in the amount of $5.00 for each Unit of the IM-IT it underwrites. Also, if Principal Financial Securities, Inc. commits (on the Date of Deposit) to underwrite a total of 4,000 or more Units of this series of the IM-IT, any other series of the IM-IT and/or any series of Texas Insured Municipals Income Trust during any calendar month, then Principal Financial Securities, Inc. will receive an additional $1.00 per Unit for each of the Units of such Trust it commits to underwrite in said month. In connection with quantity sales to purchasers of any Pennsylvania IM-IT Trust the Underwriters will receive from the Sponsor commissions totalling $35.00 per Unit for any single transaction of 100 to 249 Units, $36.00 per Unit for any single transaction of 250 to 499 units, $37.00 per Unit for any single transaction of 500 to 999 Units and $38.00 per Unit for any single transaction of 1,000 or more Units. In addition, any Underwriter that sells a total of 25% or 1,500 Units, whichever is greater, of any Pennsylvania IM-IT Trust will receive an additional $2.00 per each such Unit. See "Unitholder Explanations--Public
Offering--General." Further, each Underwriter who underwrites 1,000 or more Units in any Trust will receive additional compensation from the Sponsor of $1.00 for each Unit it underwrites. In addition, the Sponsor and certain of the Underwriters will realize a profit or the Sponsor will sustain a loss, as the case may be, as a result of the difference between the price paid for the Securities by the Sponsor and the cost of such Securities to a Trust (which is based on the determination by Interactive Data Corporation of the aggregate offering price of the underlying Securities in such Trust on the Date of Deposit). See "Underwriting" and "Portfolio" for the applicable Trust and "Notes to Portfolios" . The Sponsor and the
Underwriters may also realize profits or sustain losses with respect to Securities deposited in each Trust which were acquired by the Sponsor from underwriting syndicates of which they were members. The Sponsor has participated as sole underwriter or as manager or as a member of the underwriting syndicates from which none of the aggregate principal amount of the Securities in the portfolios of the Fund were acquired. The Underwriters may further realize additional profit or loss during the initial offering period as a result of the possible fluctuations in the market value of the Securities in each Trust after the Date of Deposit, since all proceeds received from purchasers of Units (excluding dealer concessions or agency commissions allowed, if any) will be retained by the Underwriters. Affiliates of an Underwriter are entitled to the same dealer concessions or agency commissions that are available to the Underwriter.


As stated under "Unitholder Explanations--Public Offering--Market for
Units" , the Sponsor intends to, and certain of the other Underwriters may, maintain a secondary market for the Units of the Fund. In so maintaining a market, such person or persons will also realize profits or sustain losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price is based on the bid prices of the Securities in such Trust and includes a sales charge). In addition, such person or persons will also realize profits or sustain losses resulting from a redemption of such repurchased Units at a price above or below the purchase price for such Units, respectively.

OTHER MATTERS


Legal Opinions. The legality of the Units offered hereby and certain matters relating to Federal and Missouri tax law have been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor. Saul, Ewing, Remick & Saul has acted as special counsel to the Fund for Pennsylvania tax matters. Hunton & Williams has acted as special counsel to the Fund for North Carolina Tax matters. Tanner Propp LLP has acted as counsel for the Trustee and as special counsel to the Fund for New York tax matters. None of the special counsel for the Fund has expressed any opinion regarding the completeness or materiality of any matters contained in this Prospectus other than the tax opinion set forth under "Tax Status" relating to the Trust for which it has provided an opinion.


Independent Certified Public Accountants. The statements of condition and the related securities portfolios at the Date of Deposit included in this Prospectus have been audited by Grant Thornton LLP, independent certified public accountants, as set forth in their report in this prospectus, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

FEDERAL TAX STATUS

In the opinion of Chapman and Cutler, counsel for the Sponsor, under existing law:

(1)Each Trust is not an association taxable as a corporation for Federal income tax purposes and interest and accrued original issue discount on Bonds which is excludable from gross income under the Internal Revenue Code of 1986 (the "Code" ) will retain its status when distributed to Unitholders;
however such interest may be taken into account in computing the alternative minimum tax, an additional tax on branches of foreign corporations and the environmental tax (the "Superfund Tax" ), as noted below;

(2)Each Unitholder is considered to be the owner of a pro rata portion of the respective Trust under subpart E, subchapter J of chapter 1 of the Code and will have a taxable event when such Trust disposes of a Bond, or when the Unitholder redeems or sells his Units. Unitholders must reduce the tax basis of their Units for their share of accrued interest received by the respective Trust, if any, on Bonds delivered after the Unitholders pay for their Units to the extent that such interest accrued on such Bonds during the period from the Unitholder's settlement date to the date such Bonds are delivered to the respective Trust and, consequently, such Unitholders may have an increase in taxable gain or reduction in capital loss upon the disposition of such Units. Gain or loss upon the sale or redemption of Units is measured by comparing the proceeds of such sale or redemption with the adjusted basis of the Units. If the Trustee disposes of Bonds (whether by sale, payment on maturity, redemption or otherwise), gain or loss is recognized to the Unitholder. The amount of any such gain or loss is measured by comparing the Unitholder's pro rata share of the total proceeds from such disposition with the Unitholder's basis for his or her fractional interest in the asset disposed of. In the case of a Unitholder who purchases Units, such basis (before adjustment for earned original issue discount and amortized bond premium, if any) is determined by apportioning the cost of the Units among each of the Trust assets ratably according to value as of the valuation date nearest the date of acquisition of the Units. The tax basis reduction requirements of the Code relating to amortization of bond premium may, under some circumstances, result in the Unitholder realizing a taxable gain when his Units are sold or redeemed for an amount less than or equal to his original cost;

(3)Any proceeds paid under an insurance policy or policies dated the Date of Deposit, issued to an Insured Trust by AMBAC Indemnity, Financial Guaranty or a combination thereof with respect to the Bonds which represent maturing interest on defaulted obligations held by the Trustee will be excludable from Federal gross income if, and to the same extent as, such interest would have been so excludable if paid by the issuer of the defaulted obligations provided that, at the time such policies are purchased, the amounts paid for such policies are reasonable, customary and consistent with the reasonable expectation that the issuer of the obligations, rather than the insurer, will pay debt service on the obligations; and

(4)Any proceeds paid under individual policies obtained by issuers of Bonds which represent maturing interest on defaulted obligations held by the Trustee will be excludable from Federal gross income if, and to the same extent as, such interest would have been excludable if paid in the normal course by the issuer of the defaulted obligations provided that, at the time such policies are purchased, the amounts paid for such policies are reasonable, customary and consistent with the reasonable expectation that the issuer of the obligations, rather than the insurer, will pay debt service on the obligations.

Sections 1288 and 1272 of the Code provide a complex set of rules governing the accrual of original issue discount. These rules provide that original issue discount accrues either on the basis of a constant compound interest rate or ratably over the term of the Bond, depending on the date the Bond was issued. In addition, special rules apply if the purchase price of a Bond exceeds the original issue price plus the amount of original issue discount which would have previously accrued based upon its issue price (its " adjusted issue price" ) to prior owners. The application of these rules will also vary depending on the value of the Bond on the date a Unitholder acquires his Units and the price the Unitholder pays for his Units. Unitholders should consult with their tax advisers regarding these rules and their application.

"The Revenue Reconciliation Act of 1993" (the "Tax Act" ) subjects tax-exempt bonds to the market discount rules of the Code effective for bonds purchased after April 30, 1993. In general, market discount is the amount (if any) by which the stated redemption price at maturity exceeds an investor's purchase price (except to the extent that such difference, if any, is attributable to original issue discount not yet accrued), subject to a statutory de minimis rule. Market discount can arise based on the price a Trust pays for Bonds or the price a Unitholder pays for his or her Units. Under the Tax Act, accretion of market discount is taxable as ordinary income; under prior law the accretion had been treated as capital gain. Market discount that accretes while a Trust holds a Bond would be recognized as ordinary income by the Unitholders when principal payments are received on the Bond, upon sale or at redemption (including early redemption), or upon the sale or redemption of his or her Units, unless a Unitholder elects to include market discount in taxable income as it accrues. The market discount rules are complex and Unitholders should consult their tax advisers regarding these rules and their application.

In the case of certain corporations, the alternative minimum tax and the Superfund Tax for taxable years beginning after December 31, 1986 depends upon the corporation's alternative minimum taxable income, which is the corporation's taxable income with certain adjustments. One of the adjustment items used in computing the alternative minimum taxable income and the Superfund Tax of a corporation (other than an S Corporation, Regulated Investment Company, Real Estate Investment Trust, or REMIC) is an amount equal to 75% of the excess of such corporation's "adjusted current earnings" over an amount equal to its alternative minimum taxable income (before such adjustment item and the alternative tax net operating loss deduction). " Adjusted current earnings" includes all tax exempt interest, including interest on all of the Bonds in the Fund. Under the provisions of Section 884 of the Code, a branch profits tax is levied on the "effectively connected earnings and profits" of certain foreign corporations which include tax-exempt interest such as interest on the Bonds in the Trust. Unitholders should consult their tax advisers with respect to the particular tax consequences to them including the corporate alternative minimum tax, the Superfund Tax and the branch profits tax imposed by Section 884 of the Code.

Counsel for the Sponsor has also advised that under Section 265 of the Code, interest on indebtedness incurred or continued to purchase or carry Units of a Trust is not deductible for Federal income tax purposes. The Internal Revenue Service has taken the position that such indebtedness need not be directly traceable to the purchase or carrying of Units (however, these rules generally do not apply to interest paid on indebtedness incurred to purchase or improve a personal residence). Also, under Section 265 of the Code, certain financial institutions that acquire Units would generally not be able to deduct any of the interest expense attributable to ownership of such Units. On December 7, 1995, the U.S. Treasury Department released proposed legislation that, if enacted, would generally extend the financial institution rules to all corporations, effective for obligations acquired after the date of announcement. Investors with questions regarding this issue should consult with their tax advisers.

In the case of certain of the Bonds in the Fund, the opinions of bond counsel indicate that interest on such Bonds received by a "substantial user" of the facilities being financed with the proceeds of these Bonds, or persons related thereto, for periods while such Bonds are held by such a user or related person, will not be excludible from Federal gross income, although interest on such Bonds received by others would be excludible from Federal gross income. "Substantial user" and "related person" are defined under the Code and U.S. Treasury Regulations. Any person who believes that he or she may be a "substantial user" or a "related person" as so defined should contact his or her tax adviser.

In the opinion of Tanner Propp LLP, special counsel to the Fund for New York tax matters, under existing law, the Fund and each Trust are not associations taxable as corporations and the income of each Trust will be treated as the income of the Unitholders under the income tax laws of the State and City of New York.

All statements of law in the Prospectus concerning exclusion from gross income for Federal, state or other tax purposes are the opinions of counsel and are to be so construed.

At the respective times of issuance of the Bonds, opinions relating to the validity thereof and to the exclusion of interest thereon from Federal gross income are rendered by bond counsel to the respective issuing authorities. Neither the Sponsor nor Chapman and Cutler has made any special review for the Fund of the proceedings relating to the issuance of the Bonds or of the basis for such opinions.

In the case of corporations, the alternative tax rate applicable to long-term capital gains is 35%, effective for long-term capital gains realized in taxable years beginning on or after January 1, 1993. For taxpayers other than corporations, net capital gains are subject to a maximum marginal stated tax rate of 28%. However, it should be noted that legislative proposals are introduced from time to time that affect tax rates and could affect relative differences at which ordinary income and capital gains are taxed. Under the Code, taxpayers must disclose to the Internal Revenue Service the amount of tax-exempt interest earned during the year.

Section 86 of the Code, in general, provides that 50% of Social Security benefits are includible in gross income to the extent that the sum of " modified adjusted gross income" plus 50% of the Social Security benefits received exceeds a "base amount" . The base amount is $25,000 for unmarried taxpayers, $32,000 for married taxpayers filing a joint return and zero for married taxpayers who do not live apart at all times during the taxable year and who file separate returns. Modified adjusted gross income is adjusted gross income determined without regard to certain otherwise allowable deductions and exclusions from gross income and by including tax-exempt interest. To the extent that Social Security benefits are includible in gross income, they will be treated as any other item of gross income.

In addition, under the Tax Act, for taxable years beginning after December 31, 1993, up to 85% of Social Security benefits are includible in gross income to the extent that the sum of "modified adjusted gross income" plus 50% of Social Security benefits received exceeds an "adjusted base amount."
 The adjusted base amount is $34,000 for unmarried taxpayers, $44,000 for married taxpayers filing a joint return, and zero for married taxpayers who do not live apart at all times during the taxable year and who file separate returns.

Although tax-exempt interest is included in modified adjusted gross income solely for the purpose of determining what portion, if any, of Social Security benefits will be included in gross income, no tax-exempt interest, including that received from a Trust, will be subject to tax. A taxpayer whose adjusted gross income already exceeds the base amount or the adjusted base amount must include 50% or 85%, respectively, of his Social Security benefits in gross income whether or not he receives any tax-exempt interest. A taxpayer whose modified adjusted gross income (after inclusion of tax-exempt interest) does not exceed the base amount need not include any Social Security benefits in gross income.

Ownership of the Units may result in collateral federal income tax consequences to certain taxpayers, including, without limitation, corporations subject to either the environmental tax or the branch profits tax, financial institutions, certain insurance companies, certain S corporations, individual recipients of Social Security or Railroad Retirement benefits and taxpayers who may be deemed to have incurred (or continued) indebtedness to purchase or carry tax-exempt obligations. Prospective investors should consult their tax advisors as to the applicability of any collateral consequences. On December 7, 1995, the U.S. Treasury Department released proposed legislation that, if adopted, could affect the United States federal income taxation of non-United States Unitholders and the portion of the Trust's income allocable to non-United States Unitholders.

For a discussion of the state tax status of income earned on Units of a Trust, see "Tax Status" for the applicable Trust. Except as noted therein, the exemption of interest on state and local obligations for Federal income tax purposes discussed above does not necessarily result in exemption under the income or other tax laws of any State or City. The laws of the several States vary with respect to the taxation of such obligations.

DESCRIPTION OF SECURITIES RATINGS

Standard & Poor's, A Division of the McGraw-Hill Companies. A Standard & Poor's corporate or municipal bond rating is a current assessment of the creditworthiness of an obligor with respect to a specific debt obligation. This assessment of creditworthiness may take into consideration obligors such as guarantors, insurers or lessees.

The bond rating is not a recommendation to purchase or sell a security, inasmuch as it does not comment as to market price.

The ratings are based on current information furnished to Standard & Poor's by the issuer and obtained by Standard & Poor's from other sources it considers reliable. The ratings may be changed, suspended or withdrawn as a result of changes in, or unavailability of, such information.

The ratings are based, in varying degrees, on the following considerations:

I. Likelihood of default--capacity and willingness of the obligor as to the timely payment of interest and repayment of principal in accordance with the terms of the obligation.

II. Nature of and provisions of the obligation.

III. Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization or other arrangements under the laws of bankruptcy and other laws affecting creditors' rights.

AAA--This is the highest rating assigned by Standard & Poor's to a debt obligation and indicates an extremely strong capacity to pay principal and interest.

AA--Bonds rated AA also qualify as high-quality debt obligations. Capacity to pay principal and interest is very strong, and in the majority of instances they differ from AAA issues only in small degree.

A--Bonds rated A have a strong capacity to pay principal and interest, although they are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions.

BBB--Bonds rated BBB are regarded as having an adequate capacity to pay interest and repay principal. Whereas they normally exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for debt in this category than in higher rated categories.

Plus (+) or Minus (-): To provide more detailed indications of credit quality, the ratings from "AA" to "BBB" may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

Provisional Ratings: A provisional rating ("p" ) assumes the successful completion of the project being financed by the issuance of the bonds being rated and indicates that payment of debt service requirements is largely or entirely dependent upon the successful and timely completion of the project. This rating, however, while addressing credit quality subsequent to completion, makes no comment on the likelihood of, or the risk of default upon failure of, such completion. Accordingly, the investor should exercise his own judgment with respect to such likelihood and risk.

Moody's Investors Service, Inc. A brief description of the applicable Moody's Investors Service, Inc. ("Moody's" ) rating symbols and their meanings follows:

Aaa--Bonds which are rated Aaa are judged to be the best quality. They carry the smallest degree of investment risk and are generally referred to as " gilt edge" . Interest payments are protected by a large, or by an exceptionally stable, margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues. With the occasional exception of oversupply in a few specific instances, the safety of obligations of this class is so absolute that their market value is affected solely by money market fluctuations.

Aa--Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuations of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than in Aaa securities. These Aa bonds are high grade, their market value virtually immune to all but money market influences, with the occasional exception of oversupply in a few specific instances.

As published by the rating companies.

A--Bonds which are rated A possess many favorable investment attributes and are to be considered as higher medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future. The market value of A-rated bonds may be influenced to some degree by credit circumstances during a sustained period of depressed business conditions. During periods of normalcy, bonds of this quality frequently move in parallel with Aaa and Aa obligations, with the occasional exception of oversupply in a few specific instances.

Baa--Bonds which are rated Baa are considered as medium grade obligations; i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

Moody's bond rating symbols may contain numerical modifiers of a generic rating classification. The modifier 1 indicates that the bond ranks at the high end of its category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

Con--Bonds for which the security depends upon the completion of some act or the fulfillment of some condition are rated conditionally. These are bonds secured by (a) earnings of projects under construction, (b) earnings of projects unseasoned in operating experience, (c) rentals which begin when facilities are completed, or (d) payments to which some other limiting condition attaches. Parenthetical rating denotes probable credit stature upon completion of construction or elimination of basis of condition.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


To the Board of Directors of Van Kampen American Capital Distributors, Inc. and the Unitholders of Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 266 (IM-IT, Missouri IM-IT, Pennsylvania IM-IT and North Carolina Quality Trusts):

We have audited the accompanying statements of condition and the related portfolios of Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 266 (IM-IT, Missouri IM-IT, Pennsylvania IM-IT and North Carolina Quality Trusts) as of January 31, 1996. The statements of condition and portfolios are the responsibility of the Sponsor. Our responsibility is to express an opinion on such financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of irrevocable letters of credit deposited to purchase tax-exempt securities by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 266 (IM-IT, Missouri IM-IT, Pennsylvania IM-IT and North Carolina Quality Trusts) as of January 31, 1996, in conformity with generally accepted accounting principles.

Chicago, Illinois                                GRANT THORNTON LLP
January 31, 1996



                         INSURED MUNICIPALS INCOME TRUST
                                      and
                       INVESTORS' QUALITY TAX-EXEMPT TRUST
                               MULTI-SERIES 266
                            Statements of Condition
                                 As of January 31, 1996

                                                                                                      North
                                                                          Missouri      Pennsylvania  Carolina
INVESTMENT IN SECURITIES                                    IM-IT         IM-IT Trust   IM-IT Trust   Quality Trust
Contracts to purchase tax-exempt securities <F1><F2><F4>... $   8,635,118 $   3,403,643 $   2,892,956 $   2,946,209
Accrued interest to the First Settlement Date <F1><F4>.....        89,376        36,273        45,763        41,342
Total...................................................... $   8,724,494 $   3,439,916 $   2,938,719 $   2,987,551
LIABILITY AND INTEREST OF UNITHOLDERS
Liability-- ...............................................
 Accrued interest payable to Sponsor <F1><F4>               $      89,376 $      36,273 $      45,763 $      41,342
Interest of Unitholders-- .................................
Cost to investors <F3>.....................................     9,080,000     3,579,000     3,042,000     3,098,000
Less: Gross underwriting commission <F3>...................       444,882       175,357       149,044       151,791
Net interest to Unitholders <F1><F3><F4>...................     8,635,118     3,403,643     2,892,956     2,946,209
Total...................................................... $   8,724,494 $   3,439,916 $   2,938,719 $   2,987,551

<F1>The aggregate value of the Securities listed under "Portfolio" for each Trust herein, and their cost to such Trust are the same. The value of the Securities is determined by Interactive Data Corporation on the bases set forth under "Unitholder Explanations--Public Offering--Offering Price"
 . The contracts to purchase tax-exempt Securities are collateralized by irrevocable letters of credit which have been deposited with the Trustee in and for the following amounts:



                                              Principal     Offering      Accrued
                                Amount of     Amount of     Price of      Interest to
                                Letter of     Bonds Under   Bonds Under   Expected
                                Credit        Contracts     Contracts     Delivery  Dates
IM-IT.......................... $8,721,974    $8,910,000    $8,635,118    $86,856
Missouri IM-IT Trust........... $3,438,094    $3,530,000    $3,403,643    $34,451
Pennsylvania IM-IT Trust....... $2,936,590    $2,985,000    $2,892,956    $43,634
North Carolina Quality Trust... $2,985,357    $3,025,000    $2,946,209    $39,148


<F2>Insurance coverage providing for timely payment, when due, of all principal and interest on the Bonds in the Insured Trusts has been obtained either by such Trusts, by a prior owner of the Bonds, by the Sponsor prior to the deposit of such Bonds or by the issuers of the Bonds involved. Such insurance does not guarantee the market value of the Bonds or the value of the Units.
The insurance obtained by the Insured Trusts is effective only while Bonds thus insured are held in such Trusts. Neither the bid nor offering prices of the underlying Bonds or of the Units, absent situations in which bonds are in default in payment of principal or interest or in significant risk of such default, include value, if any, attributable to the insurance obtained by such Trusts.

<F3>The aggregate public offering price (exclusive of interest) and the aggregate sales charge are computed on the bases set forth under "Unitholder
Explanations--Public Offering--Offering Price" and "Trust
Administration--General--Sponsor and Underwriter Profits" and assume all single transactions involve less than 100 Units. For single transactions involving 100 or more Units, the sales charge is reduced (see "Unitholder
Explanations--Public Offering--General" ) resulting in an equal reduction in both the Cost to investors and the Gross underwriting commission while the Net interest to Unitholders remains unchanged.

<F4>The Trustee will advance to the Trust the amount of net interest accrued to
February 5, 1996, the First Settlement Date, for distribution to the Sponsor as the Unitholder of record as of the First Settlement Date.


EQUIVALENT TAXABLE ESTIMATED CURRENT RETURN TABLES

As of the date of this prospectus, the following tables show the approximate taxable estimated current returns for individuals that are equivalent to tax-exempt estimated current returns under combined Federal and State taxes (where applicable) using the published Federal and State tax rates (where applicable) scheduled to be in effect in 1996. They incorporate increased tax rates for higher income taxpayers that were included in the Revenue Reconciliation Act of 1993. These tables illustrate approximately what you would have to earn on taxable investments to equal the tax-exempt estimated current return in your income tax bracket. The table assumes that Federal taxable income is equal to State income subject to tax, and for cases in which more than one State rate falls within a Federal bracket, the State rate corresponding to the highest income within that Federal bracket is used. The combined State and Federal tax rates shown reflect the fact that State tax payments are currently deductible for Federal tax purposes. The table does not reflect any local taxes or any taxes other than personal income taxes. The tables do not show the approximate taxable estimated current returns for individuals that are subject to the alternative minimum tax. The taxable equivalent estimated current returns may be somewhat higher than the equivalent returns indicated in the following tables for those individuals who have adjusted gross incomes in excess of $117,950. The tables do not reflect the effect of Federal or State limitations (if any) on the amount of allowable itemized deductions and the deduction for personal or dependent exemptions or any other credits. These limitations were designed to phase out certain benefits of these deductions for higher income taxpayers. These limitations, in effect, raise the marginal maximum Federal tax rate to approximately 44 percent for taxpayers filing a joint return and entitled to four personal exemptions and to approximately 41 percent for taxpayers filing a single return entitled to only one personal exemption. These limitations are subject to certain maximums, which depend on the number of exemptions claimed and the total amount of the taxpayer's itemized deductions. For example, the limitation on itemized deductions will not cause a taxpayer to lose more than 80% of his allowable itemized deductions, with certain exceptions. See "
Other Matters--Federal Tax Status" for a more detailed discussion of recent Federal tax legislation, including a discussion of provisions affecting corporations.


IM-IT


Taxable Income ($1,000's)                                                             Tax-Exempt Estimated Current Return
             Single               Joint      Tax
             Return              Return  Bracket       5%       5 1/2%      6%       6 1/2%       7%      7 1/2%       8%
                                                                              Equivalent Taxable Estimated Current Return
$        0 -  24.00 $        0 -  40.10      15%    5.88%        6.47%   7.06%        7.65%    8.24%        8.82%    9.41%
     24.00 -  58.15      40.10 -  96.90      28     6.94         7.64    8.33         9.03     9.72        10.42    11.11
     58.15 - 121.30      96.90 - 147.70      31     7.25         7.97    8.70         9.42    10.14        10.87    11.59
    121.30 - 263.75     147.70 - 263.75      36     7.81         8.59    9.38        10.16    10.94        11.72    12.50
        Over 263.75         Over 263.75    39.6     8.28         9.11    9.93        10.76    11.59        12.42    13.25


MISSOURI



Taxable Income ($1,000's)                                                                  Tax-Exempt Estimated Current Return
             Single               Joint      Tax
             Return              Return Bracket*        4 1/2%      5%       5 1/2%       6%       6 1/2%       7%       7 1/2%
                                                                                   Equivalent Taxable Estimated Current Return
$        0 -  24.00 $        0 -  40.10    19.4%         5.58%   6.20%        6.82%    7.44%        8.06%    8.68%        9.31%
     24.00 -  58.15      40.10 -  96.90    32.3          6.65    7.39         8.12     8.86         9.60    10.34        11.08
     58.15 - 121.30      96.90 - 147.70    35.1          6.93    7.70         8.47     9.24        10.02    10.79        11.56
    121.30 - 263.75     147.70 - 263.75    39.8          7.48    8.31         9.14     9.97        10.80    11.63        12.46
        Over 263.75         Over 263.75    43.2          7.92    8.80         9.68    10.56        11.44    12.32        13.20

*The combined State and Federal tax bracket is computed by taking into account the deductibility of State tax in determining Federal tax and the limited deductibility of Federal tax in determining State tax. Specifically, the deduction allowed for Federal income tax liability may not exceed $5,000 and $10,000 for single and joint taxpayers, respectively. Accordingly, the combined tax bracket reflects deductibility of Federal income tax in determining State tax only for levels of income corresponding to the 15% Federal tax bracket.

PENNSYLVANIA

Taxable Income ($1,000's)                                                    Tax-Exempt Estimated Current Return
             Single               Joint      Tax
             Return              Return Bracket*        4 1/2%      5%       5 1/2%       6%       6 1/2%       7%       7 1/2%
                                                                                   Equivalent Taxable Estimated Current Return
$        0 -  24.00 $        0 -  40.10    17.4%         5.45%   6.05%        6.66%    7.26%        7.87%    8.47%        9.08%
     24.00 -  58.15      40.10 -  96.90      30          6.43    7.14         7.86     8.57         9.29    10.00        10.71
     58.15 - 121.30      96.90 - 147.70    32.9          6.71    7.45         8.20     8.94         9.69    10.43        11.18
    121.30 - 263.75     147.70 - 263.75    37.8          7.23    8.04         8.84     9.65        10.45    11.25        12.06
        Over 263.75         Over 263.75    41.3          7.67    8.52         9.37    10.22        11.07    11.93        12.78




* The table does not reflect the effect of the exemption of the Trust from local personal property taxes and from the Philadelphia School District Investment Net Income Tax; accordingly, residents of Pennsylvania subject to such taxes would need a higher taxable estimated current return than those shown to equal the tax-exempt estimated current return of the Trust.

NORTH CAROLINA



Taxable Income ($1,000's)                                                    Tax-Exempt Estimated Current Return
             Single               Joint      Tax
             Return              Return  Bracket        4 1/2%      5%       5 1/2%       6%       6 1/2%       7%       7 1/2%
                                                                                   Equivalent Taxable Estimated Current Return
$        0 -  24.00 $        0 -  40.10      21%         5.70%   6.33%        6.96%    7.59%        8.23%    8.86%        9.49%
     24.00 -  58.15      40.10 -  96.90      33          6.72    7.46         8.21     8.96         9.70    10.45        11.19
     58.15 - 121.30      96.90 - 147.70    36.4          7.08    7.86         8.65     9.43        10.22    11.01        11.79
    121.30 - 263.75     147.70 - 263.75      41          7.63    8.47         9.32    10.17        11.02    11.86        12.71
        Over 263.75         Over 263.75    44.3          8.08    8.98         9.87    10.77        11.67    12.57        13.46


A comparison of tax-free and equivalent taxable estimated current returns with the returns on various taxable investments is one element to consider in making an investment decision. The Sponsor may from time to time in its advertising and sales materials compare the then current estimated returns on the Trusts and returns over specified periods on other similar Van Kampen American Capital sponsored unit investment trusts with returns on taxable investments such as corporate or U.S. Government bonds, bank CDs and money market accounts or money market funds, each of which has investment characteristics that may differ from those of the Trusts. U.S. Government bonds, for example, are backed by the full faith and credit of the U.S. Government and bank CDs and money market accounts are insured by an agency of the federal government. Money market accounts and money market funds provide stability of principal, but pay interest at rates that vary with the condition of the short-term debt market. The investment characteristics of the Trusts are described more fully elsewhere in this Prospectus.

ESTIMATED CASH FLOWS TO UNITHOLDERS

The tables below set forth the per Unit estimated monthly and semi-annual distributions of interest and principal to Unitholders. The tables assume no changes in expenses, no changes in the current interest rates, no exchanges, redemptions, sales or prepayments of the underlying Securities prior to maturity or expected retirement date and the receipt of principal upon maturity or expected retirement date. To the extent the foregoing assumptions change actual distributions will vary.


IM-IT
Monthly

                                                Estimated     Estimated    Estimated
Distribution Dates                              Interest      Principal    Total
(Each Month)                                    Distribution  Distribution Distribution
March         1996                              $4.88                      $  4.88
April         1996     - June          2006      4.19                         4.19
July          2006                               4.03         $110.13       114.16
August        2006     - October       2007      3.68                         3.68
November      2007                               3.53          110.13       113.66
December      2007     - May           2008      3.18                         3.18
June          2008                               2.75          110.13       112.88
July          2008     - September     2021      2.66                         2.66
October       2021                               2.58          66.08         68.66
November      2021     - December      2021      2.39                         2.39
January       2022                               2.39          11.01         13.40
February      2022     - January       2023      2.39                         2.39
February      2023                               2.39          23.13         25.52
March         2023     - February      2024      2.39                         2.39
March         2024                               2.00          110.13       112.13
April         2024     - June          2025      1.92                         1.92
July          2025                               1.77          110.14       111.91
August        2025                               1.43                         1.43
September     2025                               1.28          110.13       111.41
October       2025     - July          2026       .94                          .94
August        2026                                .79          110.13       110.92
September     2026     - October       2033       .45                          .45
November      2033                                .30          110.13       110.43


IM-IT (continued)
Semi-annual

Distribution Dates                             Estimated      Estimated    Estimated
(Each June and December                        Interest       Principal    Total
Unless Otherwise Indicated)                    Distribution   Distribution Distribution
June          1996                             $17.60                      $ 17.60
December      1996     - June         2006      25.35                        25.35
July          2006                                            $110.13       110.13
December      2006                              22.63                        22.63
June          2007                              22.27                        22.27
November      2007                                             110.13       110.13
December      2007                              21.62                        21.62
June          2008                              18.81          110.13       128.94
December      2008     - June         2021      16.15                        16.15
October       2021                                             66.08         66.08
December      2021                              15.51                        15.51
January       2022                                             11.01         11.01
June          2022     - December     2022      14.50                        14.50
February      2023                                             23.13         23.13
June          2023     - December     2023      14.50                        14.50
March         2024                                             110.13       110.13
June          2024                              12.66                        12.66
December      2024     - June         2025      11.62                        11.62
July          2025                                             110.14       110.14
September     2025                                             110.13       110.13
December      2025                               7.38                         7.38
June          2026                               5.70                         5.70
August        2026                                             110.13       110.13
December      2026                               3.58                         3.58
June          2027     - June         2033       2.74                         2.74
November      2033                               2.13           110.13       112.26

Missouri IM-IT Trust
Monthly

                                               Estimated     Estimated    Estimated
Distribution Dates                             Interest      Principal    Total
(Each Month)                                   Distribution  Distribution Distribution
March         1996                             $4.70                      $  4.70
April         1996     - February     2005      4.03                         4.03
March         2005                              3.88         $106.17       110.05
April         2005     - February     2006      3.54                         3.54
March         2006                              2.96          155.07       158.03
April         2006     - November     2007      2.84                         2.84
December      2007                              2.64          153.68       156.32
January       2008     - December     2009      2.16                         2.16
January       2010                              1.98          139.70       141.68
February      2010     - February     2015      1.54                         1.54
March         2015                              1.33          167.64       168.97
April         2015     - April        2020       .83                          .83
May           2020                               .64           55.89        56.53
June          2020     - August       2021       .61                          .61
September     2021                               .61           41.91        42.52
October       2021     - May          2022       .61                          .61
June          2022                               .41          166.24       166.65

Semi-annual

Distribution Dates                            Estimated      Estimated    Estimated
(Each January and July                        Interest       Principal    Total
Unless Otherwise Indicated)                   Distribution   Distribution Distribution
July          1996                            $21.02                      $ 21.02
January       1997     - January     2005      24.40                        24.40
March         2005                                           $106.17       106.17
July          2005                             22.28                        22.28
January       2006                             21.44                        21.44
March         2006                                            155.07       155.07
July          2006                             18.08                        18.08
January       2007     - July        2007      17.26                        17.26
December      2007                                            153.68       153.68
January       2008                             16.37                        16.37
July          2008     - July        2009      13.12                        13.12
January       2010                             12.94          139.70       152.64
July          2010     - January     2015       9.40                         9.40
March         2015                                            167.64       167.64
July          2015                              6.31                         6.31
January       2016     - January     2020       5.09                         5.09
May           2020                                             55.89        55.89
July          2020                              4.45                         4.45
January       2021     - July        2021       3.72                         3.72
September     2021                                             41.91        41.91
January       2022                              3.72                         3.72
June          2022                              2.91          166.24       169.15

Pennsylvania IM-IT Trust
Monthly

                                               Estimated     Estimated    Estimated
Distribution Dates                             Interest      Principal    Total
(Each Month)                                   Distribution  Distribution Distribution
March         1996                             $4.80                      $  4.80
April         1996     - August       2005      4.12                         4.12
September     2005                              3.89         $164.36       168.25
October       2005                              3.15          164.37       167.52
November      2005     - May          2020      2.62                         2.62
June          2020                              2.62           32.87        35.49
July          2020     - June         2022      2.62                         2.62
July          2022                              2.42          159.43       161.85
August        2022     - June         2023      1.94                         1.94
July          2023                              1.59           98.62       100.21
August        2023     - August       2025      1.52                         1.52
September     2025                              1.30          164.37       165.67
October       2025     - November     2025       .79                          .79
December      2025                               .58          164.36       164.94
January       2026     - May          2026       .08                          .08
June          2026                                             32.88        32.88

Semi-annual

Distribution Dates                            Estimated      Estimated    Estimated
(Each January and July                        Interest       Principal    Total
Unless Otherwise Indicated)                   Distribution   Distribution Distribution
July          1996                            $21.46                      $ 21.46
January       1997     - July        2005      24.92                        24.92
September     2005                                           $164.36       164.36
October       2005                                            164.37       164.37
January       2006                             19.21                        19.21
July          2006     - January     2020      15.91                        15.91
June          2020                                             32.87        32.87
July          2020     - January     2022      15.91                        15.91
July          2022                             15.71          159.43       175.14
January       2023                             11.75                        11.75
July          2023                             11.40           98.62       110.02
January       2024     - July        2025      9.23                          9.23
September     2025                                            164.37       164.37
December      2025                                            164.36       164.36
January       2026                             5.13                          5.13
June          2026                              .30            32.88        33.18

North Carolina Quality Trust
Monthly

                                               Estimated     Estimated    Estimated
Distribution Dates                             Interest      Principal    Total
(Each Month)                                   Distribution  Distribution Distribution
March        1996                              $4.73                      $  4.73
April        1996     - February      2007      4.06                         4.06
March        2007                               3.95         $ 80.69        84.64
April        2007     - May           2007      3.70                         3.70
June         2007                               3.59           90.38        93.97
July         2007     - May           2015      3.31                         3.31
June         2015                               3.11          161.40       164.51
July         2015     - December      2017      2.64                         2.64
January      2018                               2.60           30.66        33.26
February     2018     - February      2019      2.52                         2.52
March        2019                               1.92          161.40       163.32
April        2019     - December      2019      1.80                         1.80
January      2020                               1.63          129.11       130.74
February     2020     - November      2020      1.24                         1.24
December     2020                               1.03          161.40       162.43
January      2021     - September     2023       .55                          .55
October      2023                                .37          161.39       161.76

Semi-annual

Distribution Dates                            Estimated      Estimated    Estimated
(Each May and November                        Interest       Principal    Total
Unless Otherwise Indicated)                   Distribution   Distribution Distribution
May          1996                             $12.96                      $ 12.96
November     1996     - November     2006      24.56                        24.56
March        2007                                            $ 80.69        80.69
May          2007                              23.74                        23.74
June         2007                                              90.38        90.38
November     2007                              20.33                        20.33
May          2008     - May          2015      20.06                        20.06
June         2015                                             161.40       161.40
November     2015                              16.47                        16.47
May          2016     - November     2017      16.00                        16.00
January      2018                                              30.66        30.66
May          2018                              15.46                        15.46
November     2018                              15.25                        15.25
March        2019                                             161.40       161.40
May          2019                              13.20                        13.20
November     2019                              10.91                        10.91
January      2020                                             129.11       129.11
May          2020                               8.48                         8.48
November     2020                               7.52                         7.52
December     2020                                             161.40       161.40
May          2021                               3.86                         3.86
November     2021     - May          2023       3.38                         3.38
October      2023                               2.63          161.39       164.02



No person is authorized to give any information or to make any representations not contained in this Prospectus; and any information or representation not contained herein must not be relied upon as having been authorized by the Fund, the Sponsor or the Underwriters. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, securities in any state to any person to whom it is notlawful to make such offer in such state.

Title                                                        Page
INTRODUCTION                                                2
SUMMARY OF ESSENTIAL FINANCIAL INFORMATION                  3
UNITHOLDER EXPLANATIONS                                     5
Settlement of Bonds in the Trusts                           5
The Fund                                                    5
Objectives and Securities Selection                         6
Risk Factors                                                8
Replacement Bonds                                           10
Bond Redemptions                                            11
Distributions                                               12
Change of Distribution Option                               12
Certificates                                                12
Estimated Current Returns and Estimated Long-Term Returns   13
Interest Earning Schedule                                   13
Calculation of Estimated Net Annual Interest Income         13
Accrued Interest                                            14
Accrued Interest                                            14
Public Offering                                             14
General                                                     14
Offering Price                                              16
Market for Units                                            17
Distributions of Interest and Principal                     18
Reinvestment Option                                         19
Redemption of Units                                         19
Reports Provided                                            20
Insurance on the Bonds in the Insured Trusts                21
IM-IT                                                       28
MISSOURI IM-IT TRUST                                        31
PENNSYLVANIA IM-IT TRUST                                    36
NORTH CAROLINA QUALITY TRUST                                43
NOTES TO PORTFOLIOS                                         50
UNDERWRITING                                                52
TRUST ADMINISTRATION                                        55
Fund Administration and Expenses                            55
Sponsor                                                     55
Compensation of Sponsor and Evaluator                       55
Trustee                                                     56
Trustee's Fee                                               56
Portfolio Administration                                    57
Sponsor Purchases of Units                                  58
Insurance Premiums                                          58
Miscellaneous Expenses                                      58
General                                                     58
Amendment or Termination                                    58
Limitation on Liabilities                                   59
Unit Distribution                                           60
Sponsor and Underwriter Compensation                        60
OTHER MATTERS                                               61
Legal Opinions                                              61
Independent Certified Public Accountants                    61
FEDERAL TAX STATUS                                          62
DESCRIPTION OF SECURITIES RATINGS                           65
REPORT OF INDEPENDENT CERTIFIED PUBLIC
ACCOUNTANTS                                                 67
STATEMENTS OF CONDITION                                     68
EQUIVALENT TAXABLE ESTIMATED CURRENT RETURN
TABLES                                                      69
ESTIMATED CASH FLOWS TO UNITHOLDERS                         71

This Prospectus contains information concerning the Fund and the Sponsor, but does not contain all of the information set forth in the registration statements and exhibits relating thereto, which the Fund has filed with the Securities and Exchange Commission, Washington, D.C., under the Securities Act of 1933 and the Investment Company Act of 1940, and to which reference is hereby made.

PROSPECTUS


January 31, 1996

Insured Municipals Income Trust and
Investors' Quality Tax-Exempt Trust,
Multi-Series 266

IM-IT 365
Missouri IM-IT 94
Pennsylvania IM-IT 213
North Carolina Quality 85


A Wealth of Knowledge A Knowledge of Wealth sm

VAN KAMPEN AMERICAN CAPITAL


One Parkview Plaza
Oakbrook Terrace, Illinois 60181

2800 Post Oak Boulevard
Houston, Texas 77056

Please retain this Prospectus for future reference.



                   Contents of Registration Statement

  This Amendment of Registration Statement comprises the following papers and documents:
      The facing sheet and the Cross-Reference sheet
      The Prospectus and the signatures
      The consents of independent public accountants, ratings services and legal counsel
  The following exhibits:

  1.1 Copy of Trust Agreement.

  1.5 Form of Master Agreement Among Underwriters.

  3.1 Opinion and consent of counsel as to legality of securities being registered.

  3.2 Opinion of counsel as to the Federal and Missouri income tax status of securities being registered.

  3.3 Opinion and consent of counsel as to New York income tax status of the Fund under New York law.

  3.4 Opinion and consent of counsel as to income tax status to Pennsylvania residents of Units of the Pennsylvania IM-IT Trust.

  3.5 Opinion and consent of counsel as to income tax status to North Carolina residents of Units of the North Carolina Quality Trust.

  4.1 Consent of Interactive Data Corporation.

  4.2 Consent of Standard & Poor's with respect to the Insured Trusts.

  4.3 Consent of Grant Thornton LLP.

  4.4 Financial Data Schedule.

                               Signatures

     The Registrant, Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 266, hereby identifies Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 189 and Multi-Series 213 for purposes of the representations required by Rule 487 and represents the following: (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series; (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and (3) that it has complied with Rule 460 under the Securities Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 266 has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago and State of Illinois on the 31st day of January, 1996.

                                    Insured Municipals Income Trust and
                                       Investors' Quality Tax-Exempt
                                       Trust, Multi-Series 266



                                    By Sandra A. Waterworth
                                       Vice President

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons, in the capacities indicated on January 31, 1996.

 Signature               Title

Don G. Powell        Chairman and Chief Executive          )
                       Officer                             )

William R. Rybak     Senior Vice President and             )
                       Chief Financial Officer             )

Ronald A. Nyberg     Director                              )

William R. Molinari  Director                              )


                                                    Sandra A. Waterworth
                                                    (Attorney-in-fact*)



* A copy of each of the related powers of attorney was filed with the Securities and Exchange Commission in connection with the Registration Statement on Form S-6 of Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 203 (File No. 33-65744) and with the Registration Statement on From S-6 of Insured Municipals Income Trust, 170th Insured Multi-Series (File No. 33-55891) and the same are hereby incorporated herein by this reference.